Form 10-K, Exhibit 13
period 1993-12-31
ROLLINS INC
filed 1994-03-28
CIK 84839

QUARTERLY INFORMATION

STOCK PRICES
AND DIVIDENDS
(Rounded to the nearest 1/8)

                       Stock Prices   Dividends                    Stock Prices   Dividends
   1993              High       Low     Paid   1992              High       Low     Paid
   First Quarter    $26-7/8   $23-5/8   $.11   First Quarter    $20-1/2   $17-5/8   $.10
   Second Quarter    25-7/8    21-1/2    .11   Second Quarter    20-1/8    17-3/8    .10
   Third Quarter     26        22-1/2    .11   Third Quarter     22-1/8    18-1/8    .10
   Fourth Quarter    27-3/4    21-3/4    .11   Fourth Quarter    23-5/8    21-1/8    .10

   The number of stockholders of record as of December 31, 1993 was 4,012.


REVENUES, NET INCOME, AND EARNINGS PER SHARE


    (In thousands except
    per share data)    First      Second        Third        Fourth

   1993
   Revenues           $127,295    $163,248     $151,808      $133,451
   Net Income            5,867      19,071       11,688         7,843
   Earnings per Share      .16         .54          .33           .22

   1992
   Revenues           $117,449    $150,204     $137,732      $122,281
   Net Income            5,087      16,382       10,295         6,238
   Earnings per Share      .14         .47          .28           .18

   1991
   Revenues           $104,631    $135,610     $124,516      $110,798
   Net Income            4,022      13,612        8,632         5,233
   Earnings per Share      .11         .39          .24           .15



MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS                                 % CHANGE FROM PRIOR YEAR
                      SELECTED INDUSTRY SEGMENT DATA    increase/(decrease)
(In thousands)          1993       1992         1991     1993    1992
REVENUES
Orkin                 $506,399    $461,971    $415,363    9.6%   11.2%
Rollins Protective      57,698      55,942      53,326    3.1     4.9
Other                   11,705       9,753       6,866   20.0    42.0
                      $575,802    $527,666    $475,555    9.1    11.0

Operating Income
Orkin                  $70,720     $61,687     $51,389    14.6   20.0
Rollins Protective       5,896       5,398       4,956     9.2    8.9
Other                    4,504       3,617       2,350    24.5   53.9
                       $81,120     $70,702     $58,695    14.7%  20.5%


GENERAL OPERATING COMMENTS
   Rollins, Inc.'s consolidated revenues of $575.8 million were 9.1% higher than in 1992. Operating income increased $10.4 million or 14.7% over the prior year. Operating margins improved 5.2% over 1992 compared to 1992's improvement over 1991 of 8.9%.
   Both the cost of services provided and sales, general and administrative expenses improved as a percentage of revenues in each of the past two years. This strong financial performance was a result of our continued emphasis on customer service, improved productivity, employee training, efficient sales and marketing programs, and improved cost control.
   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". The cumulative effect of the change in the method of accounting for income taxes attributable to years prior to 1993 was not material. Prior years' financial statements have not been restated to reflect the provisions of SFAS 109.
   The Omnibus Budget Reconciliation Act of 1993, which retroactively raised the 1993 statutory federal tax rate from 34% to 35% for the Company, reduced earnings approximately $.01 per share for the year. Including the 1% federal statutory tax rate increase, the estimated effective income tax rate was 39.0% for 1993 versus 39.5% for both 1992 and 1991. The reduction in our overall effective tax rate was attributable to our active pursuit of current tax strategies.
   Operating profit margins for the Orkin business segment increased 4.5% over the prior year, compared to a 8.1% margin improvement from 1992 over 1991. Rollins Protective Services' operating margins increased 6.3% over 1992. This compares to a 3.2% margin improvement from 1992 over 1991. Detailed segment information follows.
ORKIN 1993 VERSUS 1992
   The Orkin business segment had 1993 revenues and operating income increases of 9.6% and 14.6%, respectively, over the results achieved in 1992. Orkin Pest Control's revenue increases were the result of our continued emphasis on providing premium services, improved customer service, opening new branches, an increased number of customers, and the successful introduction of new services. Marketing programs included an effective, highly focused national advertising campaign, the money-back guarantee expanded to termite control, and our new agribusiness service. Operating income benefited from increased employee productivity, further improvements in the control of operating costs, and revenue growth resulting from new customers and new services. We expect the 1994 operating results of the termite and pest control business to exceed those of 1993 by continuing the growth of our customer base in both new and existing markets through acquisitions and cross-marketing efforts between divisions.
   Orkin Plantscaping's operating results continued to be impacted by slowdowns in commercial real estate construction. Revenues increased primarily due to expanded Holiday, Exterior Color, and National Accounts Programs. Cross-marketing efforts by Orkin Pest Control and Orkin Plantscaping have enabled Plantscaping to increase its national corporate customer list. During 1993, Plantscaping continued to improve operational efficiencies, enhance service delivery, and provide internal standardization among its nine major markets. We expect the 1994 operating results to benefit from the continued emphasis on operational improvements, enhanced service delivery, expense control and employee training.
   Orkin Lawn Care has sustained its turnaround trend with improved sales, customer retention, better cost controls, and employee productivity. Lawn Care introduced new services during 1993 which increased revenues and operating income. Lawn Care has planned additional enhancements in 1994, benefiting from a more seasoned management staff, new marketing programs, further increased employee productivity and more efficient execution of operational programs.
ORKIN 1992 VERSUS 1991
   The Orkin business segment had 1992 revenues and operating income increases of 11.2% and 20.0%, respectively, over the results achieved in 1991. Orkin Pest Control's revenue increases were the result of opening new branches and the continued expansion through acquisitions in key markets. Also, revenue gains related to an increased number of customers, improved customer retention, higher prices, and more effective marketing programs. Marketing programs included more efficient advertising and the offering of convenient financing available from our in-house finance company. Operating income improvements were attained through cost containment, productivity gains, and lower employee turnover.
   Orkin Plantscaping entered three new growth markets in 1992, expanding its operations to nine major markets and becoming the industry's second largest company. During 1992, the financial results of our Orkin Lawn Care Operation had significant improvement over the prior year. Some branch operations, primarily in the Northeast, were either closed, sold, or merged during the fourth quarter of 1992 in a consolidation program in order to concentrate our resources on maximizing revenue and profit opportunities in growth locations. The downsizing did not have a material impact on the financial statements.
ROLLINS PROTECTIVE SERVICES (RPS) 1993 VERSUS 1992
   RPS had 1993 revenues and operating income increases of 3.1% and 9.2%, respectively, over the results achieved in 1992. Operational improvements were reported by the

RPS division in 1993
primarily due to improvements made in the third and fourth quarters with more effective sales programs and a concentration of service delivery resulting in improved customer retention. Revenue increases were also attributed to the opening of two new branches and marketing new credit plans offered by our in-house finance company in the second and third quarters. RPS's operating income benefited from better trained employees, increased sales and service productivity, and management's efforts to reduce cost and control inventory levels. RPS is positioned for a successful 1994 with the continued focus on its residential business and commercial security markets and our expansion plans to add two new branches in existing geographical markets.

RPS 1992 VERSUS 1991
   RPS had 1992 revenues and operating income increases of 4.9% and 8.9%, respectively over the results achieved in 1991. During 1992, residential customer sales were affected somewhat by the continued economic recession; however, revenues from new commercial customers increased, making this the fastest growing part of the Company's security business. Operating income benefited from improved productivity in both sales and service. This was attributable to increased training, lower employee turnover, and cost controls, in addition to our revenue increase. During 1992, RPS entered a new market with the opening of a branch in Phoenix, Arizona. To accommodate the growing commercial business, RPS opened several commercial operating units at current branch locations in 1992.


FINANCIAL CONDITION                                    % CHANGE FORM PRIOR YEAR
                                                            increase/(decrease)
(Dollars in thousands)             1993       1992     1991     1993   1992
Cash and Short-Term Investments   $18,102   $20,061   $41,230
Marketable Securities              50,991    30,657      --
                                 $ 69,093   $50,718   $41,230   36.2%  23.0%
Working Capital                  $117,528   $89,944   $64,741   30.7   38.9
Current Ratio                         2.8       2.4       2.1   16.7   14.3
Cash Provided From Operations     $40,034   $33,319   $31,987   20.2%   4.2%


   Rollins, Inc.'s financial position at December 31, 1993 remained solid. The Company's operations have historically provided a strong positive cash flow which represents the Company's principal source of funds. Current assets are stated at cost which approximates fair value.
   During 1993, the Company invested $8.1 million in capital expenditures and acquisitions. Also, $15.7 million were paid out in cash dividends. The Company has been able and continues to expect to fund these cash requirements out of operations. The Company had no long-term debt during the three year period ended December 31, 1993.
   Net trade receivables increased $20.5 million or 30.7% at December 31, 1993 compared with the prior year. Trade receivables include installment receivables amounts which are due subsequent to one year from the balance sheet date. These amounts were approximately $28.7 million and $21.5 million at the end of 1993 and 1992, respectively. (Delinquency statistics, as a percentage of total receivables, have improved over the prior year). The increase in receivables, was attributed to the expansion of Orkin's financed termite marketing program and the increased average contract length. These factors, combined with improved revenues and market share, created substantial growth in our receivables compared to 1992.
   The weighted-average discount rate used in determining the projected benefit obligation of the Company's pension plan was decreased from 8.5% in 1991 and 1992 to 8.0% in 1993 to more closely approximate rates on high-quality, long-term obligations.
The change in the weighted-average discount rate will have no material effect on the Company's financial position or results of operations.
   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company will adopt the new method of accounting for marketable securities in the first quarter of 1994. The adoption of SFAS 115 will not have a material impact on the Company's financial position or results of operations.

STATEMENTS OF FINANCIAL POSITION
Rollins, Inc. and Subsidiaries

                      At December 31, (In thousands except share data)         1993        1992
ASSETS                Cash and Short-Term Investments                       $  18,102   $  20,061
                      Marketable Securities                                    50,991      30,657
                      Trade Receivables, Net                                   87,518      66,980
                      Materials and Supplies                                   15,829      18,253
                      Deferred Income Taxes                                     4,980       9,310
                      Other Current Assets                                      7,112       6,808
                        Current Assets                                        184,532     152,069

                       Equipment and Property, Net                             28,890      28,838
                       Intangible Assets                                       42,171      42,283
                       Other Assets                                            11,601      13,101
                         Total Assets                                        $267,194    $236,291

LIABILITIES            Accounts Payable                                      $ 12,279    $ 12,028
                       Accrued Insurance Expenses                              13,600      14,022
                       Accrued Payroll                                         15,519      15,043
                       Unearned Revenue                                        12,854       9,507
                       Other Expenses                                          12,752      11,525
                        Current Liabilities                                    67,004      62,125
                       Deferred Income Taxes                                   12,983      21,211
                       Long-Term Accrued Liabilities                           26,699      23,056
                        Total Liabilities                                     106,686     106,392
                       Commitments and Contingencies

STOCKHOLDERS' EQUITY   Common Stock, par value $1 per share; authorized
                         99,500,000 shares; 41,431,814 shares issued           41,432      41,432
                       Earnings Retained                                      171,862     141,999

                                                                              213,294     183,431
                       Less -- Common Stock In Treasury, At Cost,
                         5,758,619 shares in 1993; 5,840,109 shares in 1992    52,786      53,532
                       Total Stockholders' Equity                             160,508     129,899
   Total Liabilities and Stockholders' Equity                                $267,194    $236,291

   The accompanying notes are an integral part of these statements.

STATEMENTS OF Income
Rollins, Inc. and Subsidiaries

                      Years Ended December 31,
                        (In thousands except per share data)                 1993        1992          1991
                      REVENUES
                      Customer Services                                     $575,802    $527,666      $475,555
                      COSTS AND EXPENSES
                      Cost of Services Provided                              293,499     271,518       247,994
                      Sales, General and Administrative Expenses             203,483     187,238       169,825
                      Depreciation and Amortization                            8,310       7,966         7,806
                      Interest Income                                         (2,390)     (1,870)       (2,134)
                                                                             502,902     464,852       423,491
                      INCOME BEFORE INCOME TAXES                              72,900      62,814        52,064
                      PROVISION (CREDIT) FOR INCOME TAXES:
                         Current                                              30,339      25,317        21,431
                         Deferred                                             (1,908)       (505)         (866)
                                                                              28,431      24,812        20,565

                      NET INCOME                                          $   44,469     $38,002     $   31,499
                      EARNINGS PER SHARE                                  $     1.25     $  1.07     $      .89
                      AVERAGE SHARES OUTSTANDING                              35,638      35,569         35,510



STATEMENTS OF EARNINGS RETAINED
Rollins, Inc. and Subsidiaries


                      Years Ended December 31,
                      (In thousands except per share data)                    1993         1992         1991
                      Balance at Beginning of Year                          $141,999    $131,602      $113,678
                      Net Income                                              44,469      38,002        31,499
                      Cash Dividends                                         (15,680)    (14,226)      (13,731)
                      Employee Benefit Plans                                   1,074         445           156
                      Adjustment for Three-for-Two Stock Split                    --     (13,824)           --
                      Balance at End of Year                                $171,862    $141,999      $131,602
                      DIVIDENDS PER SHARE                                   $    .44    $    .40      $    .39

   The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS
Rollins, Inc. and Subsidiaries


                      Years Ended December 31, (In thousands)                 1993       1992          1991
OPERATING             Net Income                                            $ 44,469    $38,002       $ 31,499
ACTIVITIES            Noncash Charges (Credits) to Earnings:
                        Depreciation and Amortization                          8,310      7,966          7,806
                        Deferred Income Taxes                                 (1,908)      (505)          (866)
                        Other, Net                                             3,152      3,292          2,705
                      (Increase) Decrease in:
                        Trade Receivables                                    (20,474)   (13,966)       (14,731)
                        Materials and Supplies                                 1,477     (2,643)        (2,086)
                        Other Current Assets                                   3,473     (3,821)          (174)
                      Increase (Decrease) in:
                        Accounts Payable and Accrued Expenses                    924      3,597          3,582
                        Unearned Revenue                                       3,347      1,009          2,621
                        Non-Current Deferred Income Taxes                     (5,767)       753          4,078
                        Long-Term Accrued Liabilities                          3,643        837         (1,660)
                        Other Non-Current Assets                                (612)    (1,202)          (787)
                      Net Cash Provided by Operating Activities               40,034     33,319         31,987

INVESTING             Purchases of Equipment and Property                     (7,690)    (6,645)        (8,366)
ACTIVITIES            Net Cash Used for Acquisition of Companies                (397)    (4,299)        (1,500)
                      Purchases of Marketable Securities                     (20,334)   (30,657)            --
                      Proceeds from Sale of
                        Equipment and Property                                   288        339            357
                      Net Cash Used in Investing Activities                  (28,133)   (41,262)        (9,509)


FINANCING             Dividends Paid                                         (15,680)   (14,226)       (13,731)
ACTIVITIES            Treasury Stock Issued to Benefit Plans                   1,820      1,000            651
                      Net Cash Used in Financing Activities                  (13,860)   (13,226)       (13,080)
                      Net Increase (Decrease) in Cash and
                        Short-Term Investments                                (1,959)   (21,169)         9,398
                      Cash and Short-Term Investments
                        at Beginning of Year                                  20,061     41,230         31,832

                      Cash and Short-Term Investments
                        at End of Year                                       $18,102 $   20,061        $41,230

   The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 1993, 1992, and 1991, Rollins, Inc. and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES
   Principles of Consolidation - The consolidated financial statements include the accounts of Rollins, Inc. (the Company) and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
   Revenues - Revenue is recognized at the time services are performed. Unearned time charges are recognized under methods which will result in the Company realizing a constant rate of return on the related outstanding installment receivables.
   Cash and Short-Term Investments - The Company considers all investments with a maturity of three months or less to be cash equivalents. Short-term investments are stated at cost which approximates fair value.
   Marketable Securities - Marketable securities, which are all fixed income securities, are carried at cost which approximates fair value. The fair value of marketable securities are based on quoted market prices.
   Materials and Supplies - Materials and supplies are recorded at the lower of cost (first-in, first-out basis) or market.
   Equipment and Property - Depreciation and amortization are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, 10 to 40 years; and furniture, fixtures, and operating equipment, 3 to 10 years. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred.
   Insurance - The Company self-insures up to specified limits certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The noncurrent portion of these estimated outstanding claims comprises most of the long-term accrued liabilities balance shown on the Statements of Financial Position.
   Income Taxes - Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS
109), "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial and tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. These differences are more inclusive in nature than differences determined under previously applicable accounting principles.
   Common Stock - Earnings per share is computed on the basis of weighted-average shares outstanding. Stock options outstanding do not have a significant dilutive effect.
   Reclassifications - Certain prior year amounts have been reclassified to conform with the 1993 presentation.

2. TRADE RECEIVABLES
   Trade receivables, net, at December 31, 1993, totalling $87,518,000 and at December 31, 1992, totalling $66,980,000 are net of allowances for doubtful accounts of $4,548,000 and $2,948,000, respectively, and unearned time charges of $172,000 and $1,165,000, respectively. Trade receivables include installment receivables amounts which are due subsequent to one year from the balance sheet dates. These amounts were approximately
$28,737,000 and $21,496,000 at the end of 1993 and 1992,
respectively. The carrying amount of installment receivables approximates fair value because the interest rates approximate market rates.

Years ended December 31, 1993, 1992, and 1991, Rollins, Inc. and Subsidiaries


3. EQUIPMENT AND PROPERTY
   Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

(In thousands)                       1993       1992
Buildings                         $   8,666   $   8,547
Operating equipment                  55,932      53,844
Furniture and fixtures               11,078      10,569

                                     75,676      72,960
Less - accumulated depreciation      49,881      47,217
                                     25,795      25,743
Land                                  3,095       3,095
                                 $   28,890  $   28,838

4. INTANGIBLE ASSETS
   Intangible assets represent goodwill arising from acquisitions and are stated at cost less accumulated amortization. Intangibles which arose from acquisitions prior to November, 1970 are not being amortized for financial statement purposes, since, in the opinion of management, there has been no decrease in the value of the acquired businesses. Intangibles arising from acquisitions since November, 1970 are being amortized over forty years.

5. INCOME TAXES
   A reconciliation between taxes computed at the statutory rate on the income before income taxes and the provision for income taxes is as follows:

(In thousands)                  1993      1992      1991
Federal income taxes
   at statutory rate           $25,515   $21,357   $17,702
State income taxes
   (net of federal benefit)      3,137     3,148     2,683
Other                             (221)      307       180
                               $28,431   $24,812   $20,565

   The provision for income taxes was based on a 39.0%, 39.5%, and 39.5% estimated effective income tax rate on income before income taxes for the years ended December 31, 1993, 1992, and 1991, respectively. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state income taxes.
   The deferred income tax credits for the three year period ended December 31, 1993 are due to differences between financial and income tax reporting. A summary of those deferred income tax debits (credits) is as follows:

(In thousands)          1993         1992        1991
Self-insurance        $ 1,761       $1,752      $ 629
Safe harbor lease      (1,274)      (1,085)      (959)
Depreciation             (593)        (544)      (472)
Other                  (1,802)        (628)       (64)
                     $ (1,908)      $ (505)     $(866)

   Income taxes remitted were $25,796,000, $24,447,000 and $17,520,000 for the years ended December 31, 1993, 1992, and 1991, respectively.
   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". The cumulative effect of the change in the method of accounting for income taxes attributable to years prior to 1993 was not material. Prior years' financial statements have not been restated to reflect the provisions of SFAS 109.
   The tax effect of the temporary differences which comprise the current and non-current deferred income tax amounts on the balance sheet at December 31, 1993 is as follows:

(In thousands)                     Debits (Credits)
Deferred Tax Assets (Liabilities):
   Self-insurance                  $   13,551
   Safe harbor lease                  (17,268)
   Accruals                            (5,685)
   Payroll and related accruals         1,571
   Other                                 (172)
                                   $   (8,003)

   During 1982, the Company entered into a twenty-year "Safe Harbor" lease agreement under the Economic Recovery Tax Act (Act) of 1981 for the purchase of federal income tax benefits. The Company has invested $29,096,000 in the lease. The investment in tax benefits from the safe harbor lease agreement has been allocated between investment tax credit benefits and tax deduction timing benefits. Such investment amount has been reflected as a reduction in non-current deferred income taxes. Amortization of timing benefits into expense is computed at a constant rate of return.

Years ended December 31, 1993, 1992, and 1991, Rollins, Inc. and Subsidiaries


6. COMMITMENTS AND CONTINGENCIES
   Minimum annual rentals for non-cancelable leases with terms in excess of one year, in effect at December 31, 1993, are summarized as follows:

(In thousands)  Real Estate   Vehicles   Other     Total
1994              $  9,239    $ 8,099    $1,122     $18,460
1995                 8,838      4,668       740      14,246
1996                 7,524      1,861       383       9,768
1997                 6,894        534        68       7,496
1998                 4,523         --         6       4,529
1999-2003           20,624         --        --      20,624
2004-2008           13,441         --        --      13,441
2009-2013            8,022         --        --       8,022
                   $79,105     $15,162   $2,319     $96,586

   Total rental expense charged to operations was $24,274,000, $23,384,000, and $22,157,000 for the years ended December 31, 1993, 1992, and 1991, respectively.
   In the normal course of business, the Company is a defendant in a number of lawsuits which allege that plaintiffs have been damaged as a result of the rendering of services by Company personnel and equipment. The Company is actively contesting these actions. It is the opinion of Management that the outcome of these actions will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.


7. BUSINESS SEGMENT INFORMATION
   The Company operates two major business segments. Certain information with respect to the Company's business segments is as follows:

(In thousands)               1993        1992         1991
REVENUES
Orkin                   $   506,399   $ 461,971   $  415,363
Rollins Protective           57,698      55,942       53,326
Other businesses             11,705       9,753        6,866
                        $   575,802   $ 527,666   $  475,555

OPERATING INCOME
Orkin                   $    70,720   $  61,687   $   51,389
Rollins Protective            5,896       5,398        4,956
Other businesses              4,504       3,617        2,350
                             81,120      70,702       58,695

OTHER
Corporate expenses, net     (10,610)     (9,758)      (8,765)
Interest income               2,390       1,870        2,134
Income before
   income taxes          $   72,900   $  62,814    $  52,064

IDENTIFIABLE ASSETS
Orkin                    $  161,850   $ 145,115    $ 127,533
Rollins Protective           18,420      18,535       16,778
Other                        86,924      72,641       60,266
                         $  267,194   $ 236,291     $204,577

DEPRECIATION AND AMORTIZATION EXPENSE
Orkin                    $    6,992   $   6,163     $  5,926
Rollins Protective              433       1,076        1,146
Other                           885         727          734
                         $    8,310   $   7,966     $  7,806

CAPITAL EXPENDITURES
Orkin                    $    5,919   $   5,320     $  7,607
Rollins Protective              413         349          368
Other                         1,395       1,373          561
                         $    7,727   $   7,042     $  8,536

Years ended December 31, 1993, 1992, and 1991, Rollins, Inc. and Subsidiaries


8. EMPLOYEE BENEFIT PLANS
   The Company maintains a noncontributory tax-qualified defined benefit retirement plan covering all employees meeting certain age and service requirements. The qualified plan provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plan with at least the minimum amount required by ERISA.
   The Company's net pension expense (benefit) for the past three years is summarized as follows:

(In thousands)                    1993         1992         1991
Service cost - benefits
   earned during the period    $   2,345      $ 2,057     $  1,670
Interest cost on projected
   benefit obligation              3,248        2,827        2,385
Actual return on plan assets      (4,218)      (4,976)      (7,878)
Net amortization
   of transition asset            (1,099)      (1,099)      (1,099)
Deferral of net
   investment gain                   227        1,255        4,390
Net pension expense (benefit)    $   503      $    64     $   (532)



The funded status of the Plan is summarized as follows at December 31:

(In thousands)                                   1993            1992
Actuarial present value of benefit obligations:
   Accumulated benefit obligation
      including vested benefits of
      $31,265 in 1993 and
      $25,471 in 1992                        $   (33,989)      $(27,597)
   Effect of projected future
      compensation levels                         (8,468)        (7,588)
   Projected benefit obligation                  (42,457)       (35,185)
Plan assets at fair value                         48,153         45,665
Plan assets in excess of projected obligation      5,696         10,480
Unrecognized net (gain) loss                       1,574         (1,609)
Unrecognized net asset at transition
   being amortized over 10 years                  (4,026)        (5,177)
Unrecognized prior service cost                      264            316
Prepaid pension expense
   included in other assets                    $   3,508        $ 4,010

   At December 31, 1993, the Plan's assets were comprised of listed common stocks and U. S. Government and corporate securities. Included in the assets of the Plan were shares of Rollins common stock with a market value of $8,249,000. The expected long-term rate of return on plan assets was 9.5% in 1993, 1992, and 1991. The weighted-average discount rate used in determining the projected benefit obligation was decreased from 8.5% in 1991 and 1992 to 8.0% in 1993 to more closely approximate rates on high-quality, long-term obligations. The assumed growth rate of compensation decreased from 6.0% in 1991 and 1992 to 5.5% in 1993.
   The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The charges to expense for the Company match were $1,379,000 in 1993, $1,320,000 in 1992, and $1,033,000 in 1991.

Years ended December 31, 1993, 1992, and 1991, Rollins, Inc. and Subsidiaries

   The Company has an employee incentive stock option plan (1984
Plan), adopted in October, 1984, under which 1,200,000 shares of common stock are subject to options to be granted. The options are granted at the fair market value of the shares on the date of the grant and expire ten years from the date of the grant, if not exercised. On January 25, 1994, the Board of Directors approved a new long-term compensation program consisting of various stock incentive programs. The new plan is subject to stockholders' approval at the annual stockholders' meeting on April 26, 1994.


   Option transactions during the last three years for the 1984 Plan are summarized as follows:

(Number of shares)      1993           1992             1991
Outstanding at
   January 1,          117,781         129,915         109,988
Granted                  9,900           9,900          36,150
Exercised               (9,965)        (17,715)        (15,323)
Cancelled               (3,510)        ( 4,319)           (900)
Outstanding at
   December 31,        114,206         117,781         129,915
Exercisable at
   December 31,         70,976          68,671          72,135
Option price ranges per share:
   Granted        $      25.50     $     19.08     $     13.25
   Exercised        5.92-13.25      5.92-13.25      5.92-12.25
   Cancelled       12.58-25.50      5.92-13.25           11.75
   Outstanding      5.92-25.50      5.92-19.08      5.92-13.25


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors and Stockholders of Rollins, Inc.:

We have audited the accompanying statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992 and the related statements of income, earnings retained and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



                                          Arthur Andersen & Co.
Atlanta, Georgia
February 14, 1994


FIVE-YEAR FINANCIAL SUMMARY
Rollins, Inc. and Subsidiaries


                                                             1993         1992        1991         1990         1989
OPERATIONS SUMMARY
(In thousands except
 per share data)     Revenues                             $ 575,802   $  527,666   $  475,555   $  436,398   $  402,324
                     Cost of Services Provided              293,499      271,518      247,994      230,107      211,604
                     Sales, General and Administrative      203,483      187,238      169,825      155,904      146,658
                     Depreciation and Amortization            8,310        7,966        7,806        7,482        7,509
                     Interest Income                         (2,390)      (1,870)      (2,134)      (2,460)      (2,215)
                     Income Before Income Taxes              72,900       62,814       52,064       45,365       38,768
                     Income Taxes                            28,431       24,812       20,565       17,919       15,236
                     Net Income                           $  44,469   $   38,002   $   31,499   $   27,446   $   23,532

                     Earnings per Share                   $    1.25   $     1.07   $      .89   $      .77   $      .67
                     Dividends per Share                  $     .44   $      .40   $      .39   $      .37   $      .36
                     Cash Provided from Operations        $  40,034   $   33,319   $   31,987   $   36,350   $   31,955
                     Capital Expenditures                 $   7,727   $    7,042   $    8,536   $    8,929   $    9,747

                     Total Assets                         $ 267,194   $  236,291   $  204,577   $  177,961   $  160,121
                     Long-Term Debt                              --         --             --           --           --
                     Stockholders' Equity                 $ 160,508   $  129,899   $  105,137   $   86,718   $   72,228
SELECTED RATIO ANALYSIS
(As a % of revenues  Cost of Services Provided                 51.0%        51.5%        52.1%        52.7%        52.6%
except return on     Sales, General and Administrative         35.3         35.5         35.7         35.7         36.5
average equity)      Depreciation and Amortization              1.4          1.5          1.6          1.7          1.9
                     Interest Income                           (0.4)        (0.4)        (0.4)        (0.6)        (0.6)
                     Income Before Income Taxes                12.7         11.9         11.0         10.5          9.6
                     Net Income                                 7.7          7.2          6.6          6.3          5.8
                     Return on Average Equity                  30.6         32.3         32.8         34.5         35.3
SHARES OUTSTANDING
(In thousands)       Average                                 35,638       35,569       35,510       35,465       35,438
                     At Year End                             35,673       35,592       35,532       35,478       35,453
GROWTH RATES

                                                                                AVERAGE
                                                                1993      3 Years      5 Years
                     Revenues                                   9.1%         9.7%        8.6%
                     Net Income                                17.0         17.5        12.9
                     Earnings per Share                        16.8         17.5        12.7


DIRECTORS, OFFICERS AND STOCKHOLDER INFORMATION

DIRECTORS

JOHN W. ROLLINS
Chairman of the Board and Chief Executive Officer of Rollins Truck Leasing Corp. (vehicle leasing and transportation), Chairman of the Board and Chief Executive Officer of Rollins Environmental Services, Inc. (hazardous waste treatment and disposal)

HENRY B. TIPPIE (Dagger)
Chairman of the Board and Chief Executive Officer of Tippie
Communications, Inc. (radio stations)

R. RANDALL ROLLINS *
Chairman of the Board and Chief Executive Officer of Rollins, Inc., Chairman of the Board and Chief Executive Officer of RPC Energy
Services, Inc. (oil and gas field services, and boat manufacturing)

WILTON LOONEY (dagger)
Honorary Chairman of the Board of Genuine Parts Company
(automotive parts distributor)

JAMES B. WILLIAMS (dagger)
Chairman, Chief Executive Officer, and Director of SunTrust Banks, Inc. (bank holding company)

GARY W. ROLLINS *
President and Chief Operating Officer of Rollins, Inc.

BILL J. DISMUKE
President of Edwards Baking Company

       * Member of the Executive Committee
(dagger) Member of the Audit and Compensation Committees

OFFICERS

R. RANDALL ROLLINS
Chairman of the Board and Chief Executive Officer

GARY W. ROLLINS
President and Chief Operating Officer

GENE L. SMITH
Chief Financial Officer, Secretary, and Treasurer

STOCKHOLDER INFORMATION

ANNUAL MEETING:
The Annual Meeting of the Stockholders will be held at 11:30 a.m.
Tuesday, April 26, 1994, at the Company's corporate offices in Atlanta, Georgia.

TRANSFER AGENT AND REGISTRAR:
For inquiries related to stock certificates, including changes of address, lost certificates, dividends, and tax forms, please contact:
	Trust Company Bank
	Corporate Trust Department
	P. O. Box 4625
	Atlanta, Georgia 30302
	Telephone: 1-800-568-3476

STOCK EXCHANGE INFORMATION:
The Common Stock of the Company is listed on the New York and Pacific Stock Exchanges and traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL.

DIVIDEND REINVESTMENT PLAN:
This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact Trust Company Bank at the above address or write to the Secretary at the Company's mailing address.

FORM 10-K:
The Company's annual report on Form 10-K to the Securities and Exchange Commission provides certain additional information.
Stockholders may obtain a copy by contacting the Secretary at the Company's mailing address.

CORPORATE OFFICES:
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

MAILING ADDRESS:
Rollins, Inc.
P. O. Box 647
Atlanta, Georgia 30301

TELEPHONE:
(404) 888-2000

(Recycled logo) Printed on Recycled paper