Form 10-K, Exhibit 13
period 1994-12-31
ROLLINS INC
filed 1995-03-28
CIK 84839

                                EXHIBIT (13)

Report Of Management
- --------------------

To the Stockholders of Rollins, Inc.:

We have prepared the accompanying financial statements and related information included herein for the years ended December 31, 1994, 1993 and 1992. The opinion of Arthur Andersen LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles, appropriate in the circumstances, based on our best estimates and judgements and giving due consideration to materiality.

   Rollins, Inc. maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefits to be derived. We believe the Company's system provides this appropriate balance.

   The Board of Directors pursues its review and oversight role for these financial statements through an Audit Committee composed of three outside directors. The Audit Committee's duties include recommending to the Board of Directors the appointment of an independent accounting firm to audit the financial statements of Rollins, Inc. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal and independent auditors and reviews the work of each to ensure that their respective responsibilities are being carried out and to discuss related matters. Both the internal and independent auditors have direct access to the Audit Committee.


R. Randall Rollins

R. Randall Rollins
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Gene L. Smith

Gene L. Smith
CHIEF FINANCIAL OFFICER, SECRETARY, AND TREASURER

February 13, 1995


Quarterly Information
- ---------------------

Stock Prices and Dividends
- ---------------------------------------------------------------------------------------------
         (Rounded to the nearest 1/8)        Stock Prices
                                     --------------------------------------------------------
                                          High              Low            Dividends Paid
                                     --------------------------------------------------------
                                     --------------------------------------------------------
         1994
         First Quarter                    $30 3/4           $26 3/4                $.12 1/2
         Second Quarter                    28 3/8            24 3/8                 .12 1/2
         Third Quarter                     26 1/8            23 1/4                 .12 1/2
         Fourth Quarter                    25 1/2            22 1/8                 .12 1/2

         1993
         First Quarter                    $26 7/8           $23 5/8                  $.11
         Second Quarter                    25 7/8            21 1/2                   .11
         Third Quarter                     26                22 1/2                   .11
         Fourth Quarter                    27 3/4            21 3/4                   .11


    THE NUMBER OF STOCKHOLDERS OF RECORD AS OF DECEMBER 31, 1994 WAS 3,956.

- ---------------------------------

Profit and Loss Information
- ---------------------------------------------------------------------------------------------
   (in thousands except per share data)   First             Second         Third       Fourth
                                         ----------------------------------------------------
                                         ----------------------------------------------------
   1994
   Revenues                               $136,443          $171,874       $158,002    $139,008
   Operating Income                         13,755            36,285         22,906      15,984
   Net Income                                6,888            21,066         13,011       8,596
   Earnings per Share                          .19               .59            .36         .25

   1993
   Revenues                               $127,295          $163,248       $151,808    $133,451
   Operating Income                         11,872            32,708         21,228      15,312
   Net Income                                5,867            19,071         11,688       7,843
   Earnings per Share                          .16               .54            .33         .22

   1992
   Revenues                               $117,449          $150,204       $137,732    $122,281
   Operating Income                         10,502            28,712         18,706      12,782
   Net Income                                5,087            16,382         10,295       6,238
   Earnings per Share                          .14               .47            .28         .18


Management's Discussion And Analysis
- -------------------------------------------------------------------------------

Results of Operations
- ----------------------------------------------------------------------------------------------
                               Selected Industry Segment Data         % Change From Prior Year
                                                                         increase/(decrease)
                              ----------------------------------------------------------------
    (in thousands)            1994          1993          1992          1994          1993
                              ----------------------------------------------------------------
                              ----------------------------------------------------------------
    REVENUES
    Orkin                     $530,099      $506,399      $461,971         4.7%         9.6%
    Rollins Protective          61,692        57,698        55,942         6.9          3.1
    Other                       13,536        11,705         9,753        15.6         20.0
                              --------      --------      --------
                              $605,327      $575,802      $527,666         5.1          9.1
                              --------      --------      --------
                              --------      --------      --------
    OPERATING INCOME
    Orkin                     $ 78,711      $ 70,720      $ 61,687        11.3         14.6
    Rollins Protective           6,579         5,896         5,398        11.6          9.2
    Other                        3,640         4,504         3,617       (19.2)        24.5
                              --------      --------      --------
                              $ 88,930      $ 81,120      $ 70,702         9.6%        14.7%
                              --------      --------      --------
                              --------      --------      --------

- ------------------------------------------------

GENERAL OPERATING COMMENTS
Rollins, Inc.'s consolidated revenues of $605.3 million were 5.1% higher than in 1993. Operating income increased $7.8 million or 9.6% over the prior year. Operating margins improved 4.3% over 1993 compared to 1993's improvement over 1992 of 5.2%.
   Despite the impact of the extremely cold winter and spring on the pest season, the Company was able to produce consistent earnings increases. These earnings increases affirm the emphasis that management and employees place on customer service, improved productivity, training, efficient sales and marketing programs, and improved cost controls.
   Operating profit margins for the Orkin business segment increased 5.7%
over the prior year. This compares to a 4.5% margin improvement from 1993 over 1992. Rollins Protective Services' operating margins increased 4.9% over 1993. This compares to 6.3% margin improvement from 1993 over 1992.

ORKIN 1994 VERSUS 1993
Orkin revenues increased 4.7% to $530.1 million and operating income increased 11.3% to $78.7 million for the year ended December 31, 1994, compared to the same period last year. Orkin experienced a disappointing pest season unlike any in its history; however, Pest Control and Termite services increased their sales dollars and customer base for the year. Orkin maintained its commitment to expanding existing operations by entering new geographic markets with the opening of nine new branches. Future growth will come form internal and external expansion.
   The fundamentals and financial position of the Pest Control business remain very strong. Orkin is motivated to take full advantage of market opportunities through alternative services such as the Agribusiness service, which produced strong revenue gains again in 1994. Success with other new marketing and service programs also contributed to revenue and operating income improvements. These programs included the introduction of a 24-hour 1-800-34ORKIN service and a neighborhood solicitation campaign. The neighborhood campaign was expanded during the summer of 1994 in selected markets and exceeded sales expectations. Orkin utilized its telemarketing program to make customer quality assurance calls which provided both customer satisfaction confirmation and the expansion of Orkin services. Additionally, sales benefits of cross-marketing other Rollins services were achieved. Approximately 98% of the customers surveyed reported that they are pleased with our service, which creates an ideal prospect for additional Rollins services.
   Orkin Plantscaping focused on sales and service basics in 1994, including formalizing sales proposals, developing new sales brochures, and managing the quality and selection of plant inventory. To address a soft year, Plantscaping concentrated on training employees to better address customers needs and improve creative sales skills. With a renewed focus and a favorable economic outlook in 1995, management expects improved operating results.
   Effective December 31, 1994, Orkin Lawn Care completed the strategic restructuring of the operation by selling eleven Northern locations, to strengthen the focus on the more profitable locations, principally in the Sunbelt. Management believes that with a stronger base of recurring revenue and a clearer focus on their markets and customers, Lawn Care will have a favorable operating performance in 1995.

ORKIN 1993 VERSUS 1992
The Orkin business segment had 1993 revenues and operating income increases of 9.6% and 14.6%, respectively, over the results achieved in 1992. Orkin Pest Control's revenue increases were the result of our continued emphasis on providing premium services, improved customer service, opening new branches, expanding our customer base, and the successful introduction of new services. Marketing programs included an effective, highly focused national advertising campaign, the money-back guarantee expanded to termite control, and our new Agribusiness service. Operating income benefited from increased employee productivity, further improvement in the control of operating costs, and revenue growth resulting from new customers and new services.
  Orkin Plantscaping's operating results were impacted by slowdowns in commercial real estate construction. Revenues increased primarily due to expanded Holiday, Exterior Color, and National Accounts Programs. Cross-marketing efforts by Orkin Pest Control and Orkin Plantscaping have enabled Plantscaping to increase its national corporate customer list. During 1993, Plantscaping continued to improve operational efficiencies, enhance service delivery and efficiency, and provide internal standardization among its nine major markets.
   Orkin Lawn Care sustained its improving trends with increased sales, customer retention, better cost controls, and employee productivity. Additionally, the Lawn Care division introduced new services during 1993 which increased revenues and operating income.

- ------------------------------------------------

ROLLINS PROTECTIVE SERVICES 1994 VERSUS 1993
Rollins Protective Services (RPS) had 1994 revenues of $61.7 million, an increased of 6.9%, and operating income improved 11.6% to $6.6 million. Revenue growth in 1994 was driven by the expansion of the commercial and National Accounts programs and the opening of two new locations. RPS enjoys one of the highest customer retention rates in the industry. Customer acceptance of the new Vision 2000 system, a state-of-the-art home surveillance security system, has been strong and should strengthen the 1995 operating results.
   RPS plans to introduce several new security system products in 1995, which should enable the Company to build on the 1994 operating results and remain a leading provider of residential and commercial security systems. RPS will extend several successful programs tested in 1994, targeted at customer retention, National Accounts and residential sales. New branch openings are also planned in 1995.

ROLLINS PROTECTIVE SERVICES 1993 VERSUS 1992
RPS had 1993 revenues and operating income increases of 3.1% and 9.2%, respectively, over the results achieved in 1992. Operational improvements were reported by the RPS division in 1993 primarily due to improvements made in the third and fourth quarters with more effective sales programs and a concentration on improved service delivery resulting in stronger customer retention.

Financial Condition
- ------------------------------------------------------------------------------------------------------
                                                                              % Change From Prior Year
                                                                                increase/(decrease)
                                     -----------------------------------------------------------------
 (Dollars in thousands)                  1994          1993          1992         1994         1993
                                     -----------------------------------------------------------------
                                     -----------------------------------------------------------------
  Cash and Short-Term Investments    $ 31,917      $ 18,102      $ 20,061
  Marketable Securities                51,820        50,991        30,657
                                     --------      --------      --------
                                     $ 83,737      $ 69,093      $ 50,718         21.2%        36.2%

  Working Capital                    $148,010      $117,528      $ 89,944         25.9         30.7
  Current Ratio                           3.2           2.8           2.4         14.3         16.7
  Cash Provided by Operations        $ 39,340      $ 40,034      $ 33,319         (1.7)%       20.2%



   Rollins, Inc.'s financial position remained solid. The Company's operations have historically provided a strong positive cash flow which represents the Company's principal source of funds.
   Net trade receivables increased $14.4 million or 16.4% at December 31, 1994 compared with the prior year. Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet date. These amounts were approximately $33.8 million and $28.7 million at the end of 1994 and 1993, respectively. The increase in receivables was attributed to increased revenue and the expansion of Orkin termite and Rollins Protective Services financed customer marketing programs. During the fourth quarter 1994, management performed a major evaluation of the Company's credit and internal operating policies within the credit service center. Management instituted a revision of these credit policies which refines marketing efforts toward stronger customer demographics, while providing a higher average contract price. The objectives of these changes are to increase our average dollar sales unit purchased, and reduce doubtful account exposure. Corporate management will ensure that these operational and policy changes are effectively implemented.
   During 1994, the Company invested $9.0 million in capital expenditures and acquisitions. Also, $17.9 million was paid out in cash dividends. The Company has and expects to continue funding these cash requirements from operations. In addition to a very strong cash position, the Company maintains a $40.0 million unused line of credit. This source of funds has not been used but is available for future acquisitions and growth.

Statements Of Financial Position
- -------------------------------------------------------------------------------
ROLLINS, INC. AND SUBSIDIARIES

                                                          -------------      --------------
     At December 31, (in thousands except share data)              1994                1993
                                                          -------------      --------------
                                                          -------------      --------------

Assets
- ---------------------------------------------------------
     Cash and Short-Term Investments                            $ 31,917           $ 18,102
     Marketable Securities                                        51,820             50,991
     Trade Receivables, Net                                      101,900             87,518
     Materials and Supplies                                       16,250             15,829
     Deferred Income Taxes                                         4,445              4,980
     Other Current Assets                                          8,567              7,112
                                                                --------           --------
        Current Assets                                           214,899            184,532

     Equipment and Property, Net                                  27,989             28,890
     Intangible Assets                                            42,092             42,171
     Other Assets                                                 10,285             11,601
                                                                --------           --------
        Total Assets                                            $295,265           $267,194
                                                                --------           --------
                                                                --------           --------

Liabilities
- ---------------------------------------------------------
     Accounts Payable                                           $ 12,002           $ 12,279
     Accrued Insurance Expenses                                   14,258             13,600
     Accrued Payroll                                              12,700             15,519
     Unearned Revenue                                             15,567             12,854
     Other Expenses                                               12,362             12,752
                                                                --------           --------

        Current Liabilities                                       66,889             67,004

     Deferred Income Taxes                                        12,205             12,983
     Long-Term Accrued Liabilities                                22,538             26,699
                                                                --------           --------
        Total Liabilities                                        101,632            106,686
                                                                --------           --------
     Commitments and Contingencies


Stockholders' Equity
- ---------------------------------------------------------
     Common Stock, par value $1 per share; authorized
       99,500,000 shares; 41,431,814 shares issued                41,432             41,432
     Earnings Retained                                           203,582            171,862
                                                                --------           --------
                                                                 245,014            213,294
     Less -- Common Stock in Treasury, at Cost,
       5,605,412 shares in 1994; 5,758,619 shares in 1993         51,381             52,786
                                                                --------           --------
        Total Stockholders' Equity                               193,633            160,508
                                                                --------           --------
        Total Liabilities and Stockholders' Equity              $295,265           $267,194
                                                                --------           --------
                                                                --------           --------


            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Statements Of Income
- -------------------------------------------------------------------------------
ROLLINS, INC. AND SUBSIDIARIES

                                                                   -------------      --------------        --------------
     Years Ended December 31, (in thousands except per share data)          1994                1993                  1992
                                                                   -------------      --------------        --------------
                                                                   -------------      --------------        --------------


    Revenues
       Customer Services                                                $605,327            $575,802              $527,666

                                                                        --------            --------              --------
    Costs and Expenses
       Cost of Services Provided                                         311,315             293,499                271,518
       Sales, General and Administrative Expenses                        208,289             203,483                187,238
       Depreciation and Amortization                                       8,130               8,310                  7,966
       Interest Income                                                    (2,994)             (2,390)                (1,870)
                                                                        --------            --------               --------
                                                                         524,740             502,902                464,852
                                                                        --------            --------               --------
    Income Before Income Taxes                                            80,587              72,900                 62,814
                                                                        --------            --------               --------
    Provision (Credit) For Income Taxes
        Current                                                           30,201              30,339                 25,317
        Deferred                                                             825              (1,908)                  (505)
                                                                        --------            --------               --------
                                                                          31,026              28,431                 24,812
                                                                        --------            --------               --------
    Net Income                                                          $ 49,561            $ 44,469               $ 38,002
                                                                        --------            --------               --------
                                                                        --------            --------               --------
    Earnings per Share                                                  $   1.39            $   1.25               $   1.07
                                                                        --------            --------               --------
                                                                        --------            --------               --------

    Average Shares Outstanding                                            35,770              35,638                 35,569
                                                                        --------            --------               --------
                                                                        --------            --------               --------


Statements Of Earnings Retained
- -------------------------------------------------------------------------------
ROLLINS, INC. AND SUBSIDIARIES

                                                                   -------------      --------------        --------------
     Years Ended December 31, (in thousands except per share data)          1994                1993                  1992
                                                                   -------------      --------------        --------------
                                                                   -------------      --------------        --------------


     Balance at Beginning of Year                                       $171,862            $141,999              $131,602
     Net Income                                                           49,561              44,469                38,002
     Cash Dividends                                                      (17,887)            (15,680)              (14,226)
     Other                                                                    46               1,074                   445
     Adjustment for Three-for-Two-Stock Split                                 --                  --               (13,824)
                                                                        --------            --------               --------
     Balance at End of Year                                             $203,582            $171,862               $141,999
                                                                        --------            --------               --------
                                                                        --------            --------               --------
     Dividends per Share                                                $    .50            $    .44               $    .40
                                                                        --------            --------               --------
                                                                        --------            --------               --------

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Statements Of Cash Flows
- -------------------------------------------------------------------------------
ROLLINS, INC. AND SUBSIDIARIES

                                                                  -------------      --------------        --------------
     Years Ended December 31, (in thousands)                               1994                1993                  1992
                                                                  -------------      --------------        --------------
                                                                  -------------      --------------        --------------

Operating Activities
- -----------------------------------------------------------

       Net Income                                                      $ 49,561            $ 44,469               $38,002

       Noncash Charges (Credits) to Earnings:
         Depreciation and Amortization                                    8,130               8,310                 7,966
         Deferred Income Taxes                                              825              (1,908)                 (505)
         Other, Net                                                       2,382               3,152                 3,292

       (Increase) Decrease in:
         Trade Receivables                                              (14,257)            (20,474)              (13,966)
         Materials and Supplies                                            (421)              1,477                (2,643)
         Other Current Assets                                            (3,183)              3,473                (3,821)

       Increase (Decrease) in:
         Accounts Payable and Accrued Expenses                           (2,676)                924                 3,597
         Unearned Revenue                                                 2,713               3,347                 1,009
         Non-Current Deferred Income Taxes                                1,076              (5,767)                  753
         Long-Term Accrued Liabilities                                   (4,277)              3,643                   837
         Other Non-Current Assets                                          (533)               (612)               (1,202)
                                                                       --------            --------              --------
       Net Cash Provided by Operating Activities                         39,340              40,034                33,319
                                                                       --------            --------              --------

Investing Activities
- -----------------------------------------------------------

     Purchases of Equipment and Property                                 (8,256)             (7,690)               (6,645)
     Net Cash Used for Acquisition of Companies                            (740)               (397)               (4,299)
     Marketable Securities, Net                                          (1,910)            (20,334)              (30,657)
     Proceeds from Sale of Equipment and Property                         1,152                 288                   339
                                                                       --------            --------              --------
     Net Cash Used in Investing Activities                               (9,754)            (28,133)              (41,262)
                                                                       --------            --------              --------

Financing Activities
- -----------------------------------------------------------

     Dividends Paid                                                     (17,887)            (15,680)              (14,226)
     Treasury Stock Issued to Benefit Plans                               2,116               1,820                 1,000
                                                                       --------            --------              --------
     Net Cash Used in Financing Activities                              (15,771)            (13,860)              (13,226)
                                                                       --------            --------              --------
     Net Increase (Decrease) in Cash and
       Short-Term Investments                                            13,815              (1,959)              (21,169)

     Cash and Short-Term Investments
       at Beginning of Year                                              18,102              20,061                41,230
                                                                       --------            --------              --------

     Cash and Short-Term Investments
       at End of Year                                                  $ 31,917            $ 18,102              $ 20,061
                                                                       --------            --------              --------
                                                                       --------            --------              --------


      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Notes To Financial Statements
- -------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992. ROLLINS, INC. AND SUBSIDIARIES

1. SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Rollins, Inc. (the Company) and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
   REVENUES-Revenue is recognized at the time services are performed.
   CASH AND SHORT-TERM INVESTMENTS - The Company considers all investments with a maturity of three months or less to be cash equivalents. Short-term investments are stated at cost which approximates fair value.
   MARKETABLE SECURITIES-Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under this statement, the Company's marketable securities are classified as "available-for-sale" and have been recorded at current market value with an offsetting adjustment to stockholders' equity. The adoption of this statement did not have a material effect on the Company's financial position.
   MATERIALS AND SUPPLIES-Materials and supplies are recorded at the lower of cost (first-in, first-out basis) or market.
   EQUIPMENT AND PROPERTY-Depreciation and amortization are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, 10 to 40 years; and furniture, fixtures, and operating equipment, 3 to 10 years. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred.
   INSURANCE-The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability.
The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The non-current portion of these estimated outstanding claims comprises most of the long-term accrued liabilities balance shown on the Statements of Financial Position.
   INCOME TAXES-Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial and tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. These differences are more inclusive in nature than differences determined under previously applicable accounting principles.
   COMMON STOCK-Earnings per share is computed on the basis of weighted-average shares outstanding. Stock options outstanding do not have a significant dilutive effect.

2. TRADE RECEIVABLES
Trade receivables, net, at December 31, 1994, totalling $101,900,000 and at December 31, 1993, totalling $87,518,000 are net of allowances for doubtful accounts of $5,944,000 and $4,548,000, respectively. Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. These amounts were approximately $33,849,000 and $28,737,000 at the end of 1994 and 1993, respectively. The carrying amount of installment receivables approximates fair value because the interest rates approximate market rates.

3. EQUIPMENT AND PROPERTY
Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

                                    ---------------------------------------

(in thousands)                                       1994              1993
                                    ---------------------------------------
                                    ---------------------------------------
Buildings                                         $ 9,014           $ 8,666
Operating equipment                                59,168            55,932
Furniture and fixtures                             10,688            11,078
                                                  -------           -------
                                                   78,870            75,676
Less-accumulated depreciation                      54,016            49,881
                                                  -------           -------
                                                   24,854            25,795
Land                                                3,135             3,095
                                                  -------           -------
                                                  $27,989           $28,890
                                                  -------           -------
                                                  -------           -------

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

5. INCOME TAXES
A reconciliation between taxes computed at the statutory rate on the income before income taxes and the provision for income taxes is as follows:

                                    ---------------------------------------
(in thousands)                        1994             1993            1992
                                    ---------------------------------------
                                    ---------------------------------------
Federal income taxes
  at statutory rate                   $28,205       $25,515         $21,357
State income taxes
  (net of federal benefit)              3,286         3,137           3,148
Other                                    (465)         (221)            307
                                      -------       -------         -------
                                      $31,026       $28,431         $24,812
                                      -------       -------         -------
                                      -------       -------         -------

   The provision for income taxes was based on a 38.5%, 39.0% and 39.5% estimated effective income tax rate on income before income taxes for the years ended December 31, 1994, 1993, and 1992, respectively. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state income taxes.
   The deferred income tax debits (credits) for the three year period ended December 31, 1994 are due to differences between financial and income tax reporting. A summary of those deferred income tax debits (credits) is as follows:

                                    ---------------------------------------
(in thousands)                        1994             1993            1992
                                    ---------------------------------------
                                    ---------------------------------------
Self-insurance                        $ 1,775       $ 1,761         $ 1,752
Safe harbor lease                      (1,464)       (1,274)         (1,085)
Depreciation                             (335)         (593)           (544)
Other                                     849        (1,802)           (628)
                                      -------       -------         -------
                                      $   825       $(1,908)        $  (505)
                                      -------       -------         -------
                                      -------       -------         -------

   Income taxes remitted were $33,915,000, $25,796,000, and $24,447,000 for the years ended December 31, 1994, 1993, and 1992, respectively.
   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". The cumulative effect of the change in the method of accounting for income taxes attributable to years prior to 1993 was not material.
   The tax effect of the temporary differences which comprise the current and non-current deferred income tax debits (credits) amounts is as follows:

                                    ---------------------------------------
(in thousands)                                       1994              1993
                                    ---------------------------------------
                                    ---------------------------------------
Deferred Tax Assets (Liabilities)
  Insurance reserves                              $ 13,801          $ 13,551
  Safe harbor lease                                (16,955)          (17,268)
  Accruals                                          (6,233)           (5,685)
  Payroll and related accruals                         745             1,571
  Other                                                882              (172)
                                                  --------           -------
                                                  $ (7,760)          $(8,003)
                                                  --------           -------
                                                  --------           -------

   During 1982, the Company entered into a twenty-year "Safe Harbor" lease agreement under the Economic Recovery Tax Act of 1981 for the purchase of federal income tax benefits. The Company has invested $29,096,000 in the lease. The investment in tax benefits from the safe harbor lease agreement has been allocated between investment tax credit benefits and tax deduction timing benefits. The investment amount has been reflected as a reduction in non-current deferred income taxes. Amortization of timing benefits into expense is computed at a constant rate of return.

6. COMMITMENTS AND CONTINGENCIES
Minimum annual rentals for non-cancelable leases with terms in excess of one year, in effect at December 31, 1994, are summarized as follows:

              -----------------------------------------------------
(in thousands)    Real Estate      Vehicles       Other       Total
              -----------------------------------------------------
              -----------------------------------------------------
1995                  $ 9,362       $ 8,491      $   930     $18,783
1996                    8,762         5,319          451      14,532
1997                    8,122         1,938           50      10,110
1998                    7,186           335           16       7,537
1999                    6,084            --            8       6,092
Thereafter             38,666            --           --      38,666
                      -------       -------      -------     -------
                      $78,182       $16,083      $ 1,455     $95,720
                      -------       -------      -------     -------
                      -------       -------      -------     -------

   Total rental expense charged to operations was $24,867,000, $24,274,000, and $23,384,000 for the years ended December 31, 1994, 1993, and 1992, respectively.
   On May 26, 1993, the Attorney General of Missouri and several Missouri residents who received termite treatment from Orkin, on behalf of themselves and an alleged class, filed an action in the City of St. Louis Circuit Court. The Attorney General has alleged violations of the Missouri Merchandising Practices Act. The private plaintiffs have alleged fraud and breach of certain termite extermination contracts. The Plaintiffs' claims are based on allegations that the Company failed to apply termiticides in accordance with termiticide labels and its advertising. Plaintiffs are collectively seeking restitution for claimed losses, civil penalties, compensatory and punitive damages, and litigation expenses, including attorneys' fees. On June 1, 1994, the Court ruled Plaintiffs' would be permitted to pursue a class action lawsuit against Orkin. The class was limited to those Missouri customers who purchased termite extermination services between January 1, 1987 and May 15, 1993, inclusively, and who have basement or crawl space foundation walls, in which an organophosphate termiticide was used.
   The Company is vigorously defending this lawsuit. Except for the class certification, the judicial system has not ruled on any substantive issues in this case. Due to the preliminary nature of this action, the final outcome of the litigation cannot be determined at this time. However, it is the opinion of management that the ultimate resolution of this action will not have a material adverse effect on the Company's financial position, results of operations, or liquidity and will take an extended time to resolve.
   In the normal course of business, the Company is a defendant in a number of lawsuits which allege that plaintiffs have been damaged as a result of the rendering of services by Company personnel and equipment. The Company is actively contesting these actions. It is the opinion of Management that the outcome of these actions will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

7. Business Segment Information
The Company operates two major business segments. Certain information with respect to the Company's business segments is as follows:

                                    ---------------------------------------
(in thousands)                        1994             1993            1992
                                    ---------------------------------------
                                    ---------------------------------------
REVENUES
Orkin                                $530,099      $506,399        $461,971
Rollins Protective                     61,692        57,698          55,942
Other                                  13,536        11,705           9,753
                                     --------      --------        --------
                                     $605,327      $575,802        $527,666
                                     --------      --------        --------
                                     --------      --------        --------

OPERATING INCOME
Orkin                                $ 78,711      $ 70,720        $ 61,687
Rollins Protective                      6,579         5,896           5,398
Other                                   3,640         4,504           3,617
                                     --------      --------        --------
                                       88,930        81,120          70,702

OTHER
Corporate expenses, net               (11,337)      (10,610)         (9,758)
Interest income                         2,994         2,390           1,870
Income before
  income taxes                       $ 80,587      $ 72,900        $ 62,814
                                     --------      --------        --------
                                     --------      --------        --------
IDENTIFIABLE ASSETS
Orkin                                $169,750      $161,850        $145,115
Rollins Protective                     21,236        18,420          18,535
Other                                 104,279        86,924          72,641
                                     --------      --------        --------
                                     $295,265      $267,194        $236,291
                                     --------      --------        --------
                                     --------      --------        --------

                                    ----------------------------------
(in thousands)                        1994         1993           1992
                                    ----------------------------------
                                    ----------------------------------

DEPRECIATION AND
AMORTIZATION EXPENSE
Orkin                                $6,556      $6,992        $6,163
Rollins Protective                      448         433         1,076
Other                                 1,126         885           727
                                     ------      ------        ------
                                     $8,130      $8,310        $7,966
                                     ------      ------        ------
                                     ------      ------        ------

CAPITAL EXPENDITURES
Orkin                                $6,530      $5,919        $5,320
Rollins Protective                      466         413           349
Other                                 1,372       1,395         1,373
                                     ------      ------        ------
                                     $8,368      $7,727        $7,042
                                     ------      ------        ------
                                     ------      ------        ------

8. Employee Benefit Plans
The Company maintains a noncontributory, tax-qualified defined benefit retirement plan covering all employees meeting certain age and service requirements. The qualified plan provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plan with at least the minimum amount required by ERISA.
   The Company's net pension expense for the past three years is summarized as follows:

                                    ----------------------------------
(in thousands)                        1994         1993           1992
                                    ----------------------------------
                                    ----------------------------------
Service cost-benefits
  earned during the period          $ 2,749      $ 2,345       $ 2,057
Interest cost on projected
  benefit obligation                  3,524        3,248         2,827
Actual return on plan assets          1,445       (4,218)       (4,976)
Net amortization
  of transition asset                (1,181)      (1,099)       (1,099)
Deferral of net
  investment gain (loss)             (5,718)         227         1,255
                                    -------      -------      --------
Net pension expense                 $   819      $   503      $     64
                                    -------      -------      --------
                                    -------      -------      --------

The funded status of the Plan is summarized as follows at December 31:

                                                 ---------------------
(in thousands)                                       1994         1993
                                                 ---------------------
                                                 ---------------------
Actuarial present value of
benefit obligations:
  Accumulated benefit obligation
    including vested benefits of
    $32,261 in 1994 and
    $31,265 in 1993                              $(34,994)    $(33,989)
  Effect of projected future
    compensation levels                            (8,412)      (8,468)
                                                 --------     --------
  Projected benefit obligation                    (43,406)     (42,457)
Plan assets at fair value                          44,837       48,153
                                                 --------     --------
Plan assets in excess of
  projected obligation                              1,431        5,696
Unrecognized net loss                               4,489        1,574
Unrecognized net asset at transition
  being amortized over 10 years                    (2,876)      (4,026)
Unrecognized prior service cost                      (355)         264
                                                 --------     --------
Prepaid pension expense
  included in other assets                       $  2,689     $  3,508
                                                 --------     --------
                                                 --------     --------

   At December 31, 1994, the Plan's assets were comprised of listed common stocks and U.S. Government and corporate securities. Included in the assets of the Plan were shares of Rollins common stock with a market value of $7,000,000. The expected long-term rate of return on plan assets was 9.5% in 1994, 1993, and 1992. The weighted-average discount rate used in determining the projected benefit obligation was decreased from 8.5% in 1992 to 8.0% in 1993 and increased to 8.5% in 1994 to more closely approximate rates on high-quality, long-term obligations. The assumed growth rate of compensation decreased from 6.0% in 1992 to 5.5% in 1993 and 1994.
   The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The charges to expense for the Company match were $1,465,000 in 1994, $1,379,000 in 1993, and $1,320,000 in 1992.

   The Company has an Employee Incentive Stock Option Plan (1984 Plan), adopted in October, 1984, under which 1,200,000 shares of common stock were subject to options to be granted during the ten-year period ended October, 1994. The options were granted at the fair market value of the shares on the date of the grant and expire ten years from the date of the grant, if not exercised. No additional options will be granted under this Plan.
   On January 25, 1994, the Company adopted a new Employee Stock Incentive Plan (1994 Plan) under which 1,200,000 shares of common stock are subject to grants through January 25, 2004 under various stock incentive programs. During 1994, 200,900 grant units were initially awarded under stock incentive programs at a grant price of $28 3/8. None of these awards were exercisable nor vested as of December 31, 1994 due to the specific progams' requirements.
   Option transactions during the last three years for the 1984 Plan are summarized as follows:

                                 -------------------------------------
(Number of shares)                      1994         1993         1992
                                 -------------------------------------
                                 -------------------------------------
Outstanding at
  January 1,                         114,206      117,781      129,915
Granted                                   --        9,900        9,900
Exercised                            (36,009)      (9,965)     (17,715)
Cancelled                             (4,340)      (3,510)      (4,319)
                                    --------     --------     --------
Outstanding at
  December 31,                        73,857      114,206      117,781

Exercisable at
  December 31,                        46,857       70,976       68,671
                                    --------     --------     --------

Option price ranges per share:
  Granted                        $        --  $     25.50  $     19.08
  Exercised                       5.92-25.50   5.92-13.25   5.92-13.25
  Cancelled                       5.92-25.50  12.58-25.50   5.92-13.25
  Outstanding                     7.00-25.50   5.92-25.50   5.92-19.08


Report of Independent Auditors
- --------------------------------------------------------------------------------
To the Directors and Stockholders of Rollins, Inc.:
We have audited the accompanying statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993 and the related statements of income, earnings retained and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP
                      Arthur Andersen LLP


Atlanta, Georgia
February 13, 1995

Five-Year Financial Summary
- --------------------------------------------------------------------------------
Rollins, Inc. and Subsidiaries

                                           ------------------------------------------------------------
                                                   1994        1993        1992        1991        1990
                                           ------------------------------------------------------------
                                           ------------------------------------------------------------
Operations Summary
- -------------------------------------------
(in thousands except per share data)
                  Revenues                     $605,327    $575,802    $527,666    $475,555    $436,398
                  Cost of Services Provided     311,315     293,499     271,518     247,994     230,107
                  Sales, General and
                    Administrative              208,289     203,483     187,238     169,825     155,904
                  Depreciation and
                    Amortization                  8,130       8,310       7,966       7,806       7,482
                  Interest Income                (2,994)     (2,390)     (1,870)     (2,134)     (2,460)
                                               --------    --------    --------    --------    --------
                  Income Before
                    Income Taxes                 80,587      72,900      62,814      52,064      45,365
                  Income Taxes                   31,026      28,431      24,812      20,565      17,919
                                               --------    --------    --------    --------    --------
                  Net Income                   $ 49,561    $ 44,469    $ 38,002    $ 31,499    $ 27,446
                                               --------    --------    --------    --------    --------
                                               --------    --------    --------    --------    --------
                  Earnings per Share           $   1.39    $   1.25    $   1.07    $    .89    $    .77
                  Dividends per Share          $    .50    $    .44    $    .40    $    .39    $    .37
                  Cash Provided by
                    Operations                 $ 39,340    $ 40,034    $ 33,319    $ 31,987    $ 36,350
                  Capital Expenditures         $  8,368    $  7,727    $  7,042    $  8,536    $  8,929

                  Total Assets                 $295,265    $267,194    $236,291    $204,577    $177,961
                  Long-Term Debt                     --          --          --          --          --
                  Stockholders' Equity         $193,633    $160,508    $129,899    $105,137    $ 86,718

Selected Ratio Analysis
- -------------------------------------------
(As a % of revenues except return on
  average equity)

                  Cost of Services Provided        51.5%       51.0%       51.5%       52.1%       52.7%
                  Sales, General and
                    Administrative                 34.4        35.3        35.5        35.7        35.7
                  Depreciation and
                    Amortization                    1.3         1.4         1.5         1.6         1.7
                  Interest Income                  (0.5)       (0.4)       (0.4)       (0.4)       (0.6)
                  Income Before
                    Income Taxes                   13.3        12.7        11.9        11.0        10.5
                  Net Income                        8.2         7.7         7.2         6.6         6.3
                  Return on Average Equity         28.0        30.6        32.3        32.8        34.5

Shares Outstanding
- -------------------------------------------
(In thousands)

                  Average                        35,770      35,638      35,569      35,510      35,465
                  At Year End                    35,826      35,673      35,592      35,532      35,478

Directors, Officers and Stockholders' Information
- --------------------------------------------------------------------------------

DIRECTORS

JOHN W. ROLLINS
Chairman of the Board and Chief Executive Officer of Rollins Truck Leasing Corp. (vehicle leasing and transportation), Chairman of the Board and Chief Executive Officer of Rollins Environmental Services, Inc. (hazardous waste treatment and disposal)

HENRY B. TIPPIE+
Chairman of the Board and Chief Executive Officer of Tippie Communications, Inc. et. al. (radio stations)

R. RANDALL ROLLINS*
Chairman of the Board and Chief Executive Officer of Rollins, Inc., Chairman of the Board and Chief Executive Officer of RPC Energy Services, Inc. (oil and gas field services, and boat manufacturing)

WILTON LOONEY+
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

JAMES B. WILLIAMS+
Chairman, Chief Executive Officer, and Director of SunTrust Banks, Inc. (bank holding company)

GARY W. ROLLINS*
President and Chief Operating Officer of Rollins, Inc.

BILL J. DISMUKE
President of Edwards Baking Company

*MEMBER OF THE EXECUTIVE COMMITTEE
+MEMBER OF THE AUDIT AND COMPENSATION COMMITTEES

OFFICERS

R. RANDALL ROLLINS
Chairman of the Board and Chief Executive Officer

GARY W. ROLLINS
President and Chief Operating Officer

GENE L. SMITH
Chief Financial Officer, Secretary, and Treasurer

STOCKHOLDERS' INFORMATION

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 9:30 a.m. Tuesday, April 25, 1995, at the Company's corporate offices in Atlanta, Georgia.

TRANSFER AGENT AND REGISTRAR
For inquiries related to stock certificates, including changes of address, lost certificates, dividends, and tax forms, please contact:
     Trust Company Bank
     Corporate Trust Department
     P.O. Box 4625
     Atlanta, Georgia 30302
     Telephone: 1-800-568-3476

STOCK EXCHANGE INFORMATION
The Common Stock of the Company is listed on the New York and Pacific Stock Exchanges and traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL.


DIVIDEND REINVESTMENT PLAN
This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact Trust Company Bank at the above address or write to the Secretary at the Company's mailing address.

FORM 10-K
The Company's annual report on Form 10-K to the Securities and Exchange Commission provides certain additional information. Stockholders may obtain a copy by contacting the Secretary at the Company's mailing address.

CORPORATE OFFICES
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

MAILING ADDRESS
Rollins, Inc.
P.O. Box 647
Atlanta, Georgia 30301

TELEPHONE
(404) 888-2000