Form 10-K405, Exhibit 13
period 1995-12-31
ROLLINS INC
filed 1996-03-27
CIK 84839

                                EXHIBIT (13)


TEN - YEAR FINANCIAL SUMMARY
Rollins, Inc. and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------

                                1995        1994      1993      1992      1991      1990      1989     1988      1987      1986
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS SUMMARY
(In thousands except per
  share data)


Revenues                      $620,435    $605,327  $575,802  $527,666  $475,555  $436,398  $402,324  $380,834  $354,303  $320,030

Cost of Services Provided      325,889     311,315   293,499   271,518   247,994   230,107   211,604   193,829   180,513   158,216

Depreciation and Amortization    7,950       8,130     8,310     7,966     7,806     7,482     7,509     7,013     6,935     6,388

Special Charge                  12,000         -         -         -         -         -         -         -         -          -

Sales, General and
 Administrative                216,234     208,289   203,483   187,238   169,825   155,904   146,658   140,158   126,355   119,079

Interest Expense (Income), Net  (4,988)     (2,994)   (2,390)   (1,870)   (2,134)   (2,460)   (2,215)   (1,693)     (781)      257
                              --------    --------   -------  --------  --------  --------  --------  --------  --------  --------
Income Before Income Taxes      63,350(1)   80,587    72,900    62,814    52,064    45,365    38,768    41,527    41,281    36,090

Income Taxes                    24,073      31,026    28,431    24,812    20,565    17,919    15,236    16,819    19,177    18,095
                              --------     -------   -------  --------  --------  --------  --------  --------  --------  --------
Net Income                    $ 39,277(1) $ 49,561  $ 44,469  $ 38,002  $ 31,499  $ 27,446  $ 23,532  $ 24,708  $ 22,104  $ 17,995
                              --------    --------   -------  --------  --------  --------  --------  --------  --------  --------
                              --------    --------   -------  --------  --------  --------  --------  --------  --------  --------

Earnings per Share            $   1.10(1) $   1.39  $   1.25  $   1.07  $    .89  $    .77  $    .67  $    .70  $    .63  $    .51


Dividends per Share           $    .56    $    .50  $    .44  $    .40  $    .39  $    .37  $    .36  $    .34  $    .33  $    .32

Cash Provided by Operations   $ 46,910    $ 39,340  $ 40,034  $ 33,319  $ 31,987  $ 36,350  $ 31,955  $ 24,323  $ 29,852  $ 28,695


Capital Expenditures          $ 18,026    $  8,368  $  7,727  $  7,042  $  8,536  $  8,929  $  9,747  $  7,825  $  8,864  $  5,940


Total Assets                  $314,925    $295,265  $267,194  $236,291  $204,577  $177,961  $160,121  $146,526  $130,953  $112,477


Long-Term Debt                    -         -         -         -         -         -         -          -          -         -

Stockholders' Equity          $214,318    $193,633  $160,508  $129,899  $105,137  $ 86,718  $72,228  $ 61,082  $ 48,455  $ 39,074


SELECTED RATIO ANALYSIS
(As a % of revenues except
  return on average equity)

Cost of Services Provided         52.5%       51.5%     51.0%     51.5%     52.1%     52.7%    52.6%     50.9%     50.9%     49.4%

Sales, General and Administrative 34.9        34.4      35.3      35.5      35.7      35.7     36.5      36.8      35.7       37.2

Net Income                         6.3(1)      8.2       7.7       7.2       6.6       6.3      5.8       6.5       6.2        5.6

Net Income without Special Charge  7.5         8.2       7.7       7.2       6.6       6.3      5.8       6.5       6.2        5.6

Return on Average Equity          19.3        28.0      30.6      32.3      32.8      34.5     35.3      45.1      50.5       50.9


SHARES OUTSTANDING
(In thousands)

Average                         35,849      35,770    35,638    35,569    35,510    35,465   35,438    35,418     35,232    34,929

At Year End                     35,858      35,826    35,673    35,592    35,532    35,478   35,453    35,426     35,412    34,968


 (1) INCLUDES A SPECIAL CHARGE OF $12,000,000 ($7,440,000 AFTER TAX BENEFIT OR $.21 PER SHARE) AT SEPTEMBER 30, 1995.

10                                                                       11

QUARTERLY INFORMATION


   ------------------------------------------------------
   STOCK PRICES AND DIVIDENDS
   (Rounded to the nearest 1/8)

                        Stock Prices        Dividends
                        High      Low         Paid
   ------------------------------------------------------
   1995
   First Quarter    $ 27 1/2  $ 22        $   .14
   Second Quarter     28 5/8    22 1/8        .14
   Third Quarter      25 1/4    23            .14
   Fourth Quarter     25        18 7/8        .14

   1994
   First Quarter   $ 30 3/4   $ 26 3/4    $ .12 1/2
   Second Quarter    28 3/8     24 3/8      .12 1/2
   Third Quarter     26 1/8     23 1/4      .12 1/2
   Fourth Quarter    25 1/2     22 1/8      .12 1/2



   THE NUMBER OF STOCKHOLDERS OF RECORD AS OF DECEMBER 31, 1995 WAS 3,764.

   --------------------------------------------------------------------------------------------------------
   PROFIT AND LOSS INFORMATION

   (In thousands except per share data)      First            Second           Third              Fourth
   --------------------------------------------------------------------------------------------------------
   1995
   Revenues                               $ 142,654         $175,350        $ 162,333          $ 140,098
   Operating Income                          14,901           35,217            6,842 (1)         13,233
   Net Income                                 7,807           21,102            3,454 (1)          6,914
   Earnings per share                           .22              .59              .09 (1)            .20

   1994
   Revenues                               $ 136,443         $171,874        $ 158,002          $ 139,008
   Operating Income                          13,755           36,285           22,906             15,984
   Net Income                                 6,888           21,066           13,011              8,596
   Earnings per share                           .19              .59              .36                .25

   1993
   Revenues                               $ 127,295         $163,248        $ 151,808          $ 133,451
   Operating Income                          11,872           32,708           21,228             15,312
   Net Income                                 5,867           19,071           11,688              7,843
   Earnings per share                           .16              .54              .33                .22


(1) INCLUDES A SPECIAL CHARGE OF $12,000,000 ($7,440,000 AFTER TAX BENEFIT OR $.21 PER SHARE) AT SEPTEMBER 30, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS


                          SELECTED INDUSTRY SEGMENT DATA                % CHANGE FROM
                                                                           PRIOR YEAR
                                                                    increase/ (decrease)
                                                                    --------------------
(In thousands)          1995           1994           1993             1995      1994
                        ----           ----           ----             ----      ----
----------------------------------------------------------------------------------------
REVENUES

  Orkin               $547,797       $530,099       $506,399            3.3%      4.7%
  Rollins Protective    59,233         61,692         57,698           (4.0)      6.9
  Other                 13,405         13,536         11,705           (1.0)     15.6
                       -------        -------        -------
                      $620,435       $605,327       $575,802            2.5       5.1
                      --------       --------       --------
                      --------       --------       --------

OPERATING INCOME

  Orkin               $ 76,754       $ 78,711       $ 70,720           (2.5)     11.3
  Rollins Protective     4,476          6,579          5,896          (32.0)     11.6
  Other                (11,037)         3,640          4,504            N/M     (19.2)
                      --------       --------       --------

                      $ 70,193       $ 88,930       $ 81,120          (21.1)%     9.6%
                      --------       --------       --------
                      --------       --------       --------


GENERAL OPERATING COMMENTS

The 1995 operating income and profit margin results were a reflection of the Company's decision to support major business investments in all areas of operations. Competition and current business conditions support the Company's decision to make major investments in marketing, customer service, and division operations, in order to increase market share and profits. Due to the decrease in normal revenue growth rates, expense control opportunities were identified in all segments during the year. Improvement measures were implemented in the fourth quarter, including the reduction of certain home office and field administrative/managerial functions.

Earnings were also negatively impacted by a one-time Special Charge of $12.0 million ($7.4 million after-tax or $.21 per share) relating to the write off of doubtful accounts receivable in the consumer finance operation, Rollins Acceptance Company (RAC). The charge was a result of management's actions and assessment of the estimated realizable value of the financed receivables portfolio versus the carrying amount at September 30, 1995. To more effectively manage the financed receivables portfolio, the Company expanded RAC's physical facility, acquired new computers and phone dialing equipment, and increased the staffing of collectors. Exclusive of the Special Charge, 1995 earnings per share would have been $1.31 compared to $1.39 in 1994 and $1.25 in 1993.


Rollins, Inc.'s consolidated revenues of $620.4 million were 2.5% higher than in 1994. Operating income decreased $18.7 million or 21.1% over the prior year.
As a result of the Special Charge, increased business investment activity, and not reducing expenses to match the revenue growth rate decreases, operating margins declined 23.1% (9.8% without the Special Charge) over 1994 compared to 1994's improvement over 1993 of 4.3%.

Orkin revenues increased 3.3% to $547.8 million with operating income and operating margins decreasing 2.5% and 5.4%, respectively, over the prior year. This compares to a 5.7% margin improvement from 1994 over 1993. Rollins Protective Services' revenues declined 4.0%, along with operating income 32.0% lower, while operating margins deteriorated 29.0% from 1994. This compares to a 4.9% margin improvement from 1994 over 1993.

ORKIN 1995 VERSUS 1994

Orkin increased its pest control and termite sales dollars and customer base, despite a second consecutive year of an unusual cold and wet spring that negatively impacted the seasonal termite business. Orkin continues to be encouraged by the positive results in its core business, monthly recurring pest control. Residential pest control leads and sales, and termite renewals were up over last year. The growing pest control business involves a coordinated emphasis on commercial opportunities. This includes more focused leadership via the creation of a Director of Commercial Pest Control, who will be identifying opportunities and strategies to expand this business.

Orkin's 1995 strategic investments in the pest control business include increases in sales and service personnel, training, and value marketing programs. The million dollar Rollins Customer Service Center (RCSC) was opened during the first quarter. The RCSC is designed to centrally and proactively monitor customer service quality and to generate additional sales by cross-marketing our approximately 1.7 million customers. These investments will be ongoing, with a primary focus on the following business fundamentals: Increase Employee Sales and Service Staffing, Enhance Training, Target Marketing Efforts, and Improve Customer Satisfaction. Additional future growth will come from internal and external expansion, with a plan to double the number of new, company-owned branch openings in 1996, expansion of the Franchise program, a growing presence in Canada, and increasing acquisition activity.

In 1995, Orkin Plantscaping continued its "back to basics" program and reviewed its fundamental operating practices. Technical training opportunities were identified to improve sales and retain current customers. A major training initiative to include all sales and service personnel will be implemented in 1996. In addition, a veteran senior Orkin executive took over the Division in the fourth quarter.

After the December 1994 sale of the eleven Northern locations, Lawn Care restructured its business, including management's span of control and sales and service staffing, to fit a smaller, more tightly focused geographic market. On a comparable unit basis, Orkin Lawn Care had revenue and customer base growth and expects this positive momentum to carry forward into 1996 with increasing revenue and profitability. The primary focus will be improving sales generation activity and converting the increasing number of new customer leads, received by the Rollins Customer Service Center.

ORKIN 1994 VERSUS 1993

Orkin revenues increased 4.7% to $530.1 million and operating income increased 11.3% to $78.7 million for the year ended December 31, 1994, compared to the same period last year. Orkin experienced a disappointing pest season, unlike any in its history; however Pest Control and Termite services increased their sales dollars and customer base for the year. Orkin maintained its commitment to expanding existing operations by entering new geographic markets with the opening of nine new branches.

The fundamentals and financial position of the Pest Control business remained very strong. Orkin was motivated to take full advantage of market opportunities through alternative services such as the Agribusiness service, which produced strong revenue gains in 1994. Success with other new marketing and service programs also contributed to revenue and operating income improvements. These programs included the introduction of a 24 hour 1-800-800-ORKIN service and a neighborhood solicitation campaign. The neighborhood campaign was expanded during the summer of 1994 in selected markets and exceeded sales expectations. Orkin utilized its telemarketing program to make customer quality assurance calls which provided customer satisfaction confirmation and the expansion of Orkin services. Additionally, sales benefits of cross-marketing other Rollins' services were achieved.


Orkin Plantscaping focused on sales and service basics in 1994, including formalizing sales proposals, developing new sales brochures, and managing the quality and selection of plant inventory. To address a soft year, Plantscaping concentrated on training employees to better address the customer needs and improve creative sales skills.

ROLLINS PROTECTIVE SERVICES (RPS) 1995 VERSUS 1994

RPS continues its investments in strategic programs that include customer service and product development. In addition, the consolidation of the three separate central alarm monitoring stations, and the customer support functions, into a single, state-of-the-art, integrated, National Customer Support Center was completed during the third quarter 1995. RPS continued to experience difficulty in achieving an appropriate product sales mix; however, the recurring revenue customer base continues to grow through customer service programs and acquisitions. RPS completed seven modest acquisitions during the year which allowed for the expansion of its services in existing markets, while providing their customers continued access to quality service.

Future growth is planned to occur through the introduction of the new System VII product, continuing business development activities, and enhancing the RPS National Customer Support Center (consolidated customer service/alarm monitoring center). System VII testing and technical training was completed and introduced to the market in the fourth quarter 1995. Business development activities will include additional acquisitions and investigating possible strategic partnerships and alliances in response to the ever-changing technological options and advancements in the industry.

ROLLINS PROTECTIVE SERVICES (RPS) 1994 VERSUS 1993

RPS had 1994 revenues of $61.7 million, an increase of 6.9%, and operating income improved 11.6% to $6.6 million. Revenue growth in 1994 was driven by the expansion of the commercial and National Accounts programs and the opening of two new locations. RPS enjoyed one of the highest customer retention rates in the industry. RPS secured several large National Accounts, including Blockbuster and Discovery Zone, and enhanced relationships with existing key account customers.

OTHER 1995 VERSUS 1994

Other businesses revenue decreased 1.0% due to revisions of the Company's credit and internal operating policies within the consumer finance area (RAC). The volume of Company financed sales is slightly lower than last year, as the revised policies redirected marketing efforts toward stronger customer demographics in conjunction with the lower than anticipated termite demand. In addition, the Special Charge, discussed in further detail under "General Operating Comments", negatively impacted Operating Income.

OTHER 1994 VERSUS 1993

Other business' revenue increased 15.6% while operating income decreased 19.2%. During the fourth quarter 1994, management performed a major evaluation of the Company's credit and internal operating policies within the credit service center. Management instituted a revision of these credit policies which refines marketing efforts toward stronger customer demographics, while providing a higher average contract price. The objectives of these changes were to increase our average dollar sales unit purchased, and reduce doubtful account exposure.

-------------------------------------------------------------------------------
FINANCIAL CONDITION

                                                                      % CHANGE FROM PRIOR YEAR
                                                                         increase/(decrease)
                                                                         -------------------
(Dollars in thousands)       1995           1994           1993            1995      1994
-----------------------------------------------------------------------------------------------

Cash and Short-Term
  Investments              $ 33,623       $ 31,917       $ 18,102
Marketable Securities        65,743         51,820         50,991
                           --------       --------       --------
                           $ 99,366       $ 83,737       $ 69,093          18.7%     21.2%

Working Capital            $151,756       $148,010       $117,528           2.5%     25.9%

Current Ratio                   3.1            3.2            2.8          (3.1)%    14.3%

Cash Provided by
  Operations               $ 46,910       $ 39,340       $ 40,034          19.2%     (1.7)%



Rollins, Inc.'s financial position remained solid. The Company's operations have historically provided a strong positive cash flow which represents the Company's principal source of funds. Interest income increased 66.6% due to the increase in average funds invested in short-term investments and marketable securities, coupled with the increase in the average rate of return.

Net trade receivables decreased $13.4 million or 13.1% compared with December 31, 1994. Trade receivables include installment receivables which are due subsequent to one year from the balance sheet date. These amounts were approximately $26.2 million and $33.8 at the end of 1995 and 1994, respectively. The decrease in receivables is primarily the result of the amounts written off as doubtful accounts, including the Special Charge and the effect of the revisions to the Company's credit and internal operating policies within the consumer finance area.

During 1995, the Company invested $22.2 million in capital expenditures and acquisitions compared to $9.0 million in 1994. Also, $20.1 million was paid out in cash dividends. The Company maintains a $40.0 million unused line of credit. This source of funds has not been used, but is available for future acquisitions and growth, if needed.


STATEMENTS OF FINANCIAL POSITION
Rollins, Inc. and Subsidiaries
-------------------------------------------------------------------------------------------

          At December 31,  (In thousands except share data)      1995             1994
-------------------------------------------------------------------------------------------
       ASSETS
          Cash and Short-Term Investments                   $     33,623     $     31,917
          Marketable Securities                                   65,743           51,820
          Trade Receivables, Net                                  88,542          101,900
          Materials and Supplies                                  13,924           16,250
          Deferred Income Taxes                                    7,447            4,445
          Other Current Assets                                    13,486            8,567
                                                            ------------     ------------
              Current Assets                                     222,765          214,899

          Equipment and Property, Net                             37,799           27,989
          Intangible Assets                                       42,013           42,092
          Other Assets                                            12,348           10,285
                                                            ------------     ------------
              Total Assets                                  $    314,925     $    295,265
                                                            ------------     ------------
                                                            ------------     ------------
       LIABILITIES
          Capital Lease Obligation                          $      1,314     $      -
          Accounts Payable                                        13,334           12,002
          Accrued Insurance Expenses                              14,314           14,258
          Accrued Payroll                                         12,028           12,700
          Unearned Revenue                                        14,695           15,567
          Other Expenses                                          15,324           12,362
                                                            ------------     ------------
              Current Liabilities                                 71,009           66,889
          Capital Lease Obligation                                 7,422            -
          Long-Term Accrued Liabilities                           15,936           22,538
          Deferred Income Taxes                                    6,240           12,205
                                                            ------------     ------------
              Total Liabilities                                  100,607          101,632
                                                            ------------     ------------
          Commitments and Contingencies

       STOCKHOLDERS' EQUITY
          Common Stock, par value $1 per share; authorized
              99,500,000 shares;41,431,814 shares issued          41,432           41,432
          Earnings Retained                                      224,009          203,582
                                                            ------------     ------------
                                                                 265,441          245,014
          Less--Common Stock in Treasury, at Cost,
             5,573,589 shares in 1995; 5,605,412 shares           51,123           51,381
               in 1994                                      ------------     ------------
              Total Stockholders' Equity                         214,318          193,633
                                                            ------------     ------------
              Total Liabilities and Stockholders' Equity    $    314,925     $    295,265
                                                            ------------     ------------
                                                            ------------     ------------


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


STATEMENTS OF INCOME
Rollins, Inc. and Subsidiaries
-----------------------------------------------------------------------------------------------------------

Years Ended December 31, (In thousands except per share data)      1995            1994             1993
-----------------------------------------------------------------------------------------------------------
REVENUES
     Customer Services                                        $  620,435      $   605,327      $   575,802
                                                                --------        ---------        ---------

COSTS AND EXPENSES
     Cost of Services Provided                                   325,889          311,315          293,499
     Depreciation and Amortization                                 7,950            8,130            8,310
     Special Charge                                               12,000             -                -
     Sales, General and Administrative Expenses                  216,234          208,289          203,483
     Interest Income                                              (4,988)          (2,994)          (2,390)
                                                                --------        ---------        ---------
                                                                 557,085          524,740          502,902
                                                                --------        ---------        ---------

                                                                --------        ---------        ---------
INCOME BEFORE INCOME TAXES                                        63,350           80,587           72,900
                                                                --------        ---------        ---------

PROVISION (CREDIT) FOR INCOME TAXES
     Current                                                      31,919           30,201           30,339
     Deferred                                                     (7,846)             825           (1,908)
                                                                --------        ---------        ---------
                                                                  24,073           31,026           28,431
                                                                --------        ---------        ---------
NET INCOME                                                    $   39,277      $    49,561      $    44,469
                                                                --------        ---------        ---------
                                                                --------        ---------        ---------
EARNINGS PER SHARE                                            $     1.10      $      1.39      $      1.25
                                                                --------        ---------        ---------
                                                                --------        ---------        ---------

AVERAGE SHARES OUTSTANDING                                        35,849           35,770           35,638
                                                                --------        ---------        ---------
                                                                --------        ---------        ---------




STATEMENTS OF EARNINGS RETAINED
Rollins, Inc. and Subsidiaries

Years Ended December 31, (In thousands except per share data)      1995            1994             1993
-----------------------------------------------------------------------------------------------------------
 Balance at Beginning of Year                                 $  203,582      $   171,862      $   141,999
  Net Income                                                      39,277           49,561           44,469
  Cash Dividends                                                 (20,076)         (17,887)         (15,680)
  Other                                                            1,226               46            1,074
                                                                --------        ---------        ---------
 Balance at End of Year                                       $  224,009      $   203,582      $   171,862
                                                                --------        ---------        ---------
                                                                --------        ---------        ---------

DIVIDENDS PER SHARE                                           $     0.56      $      0.50      $      0.44
                                                                --------        ---------        ---------
                                                                --------        ---------        ---------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENTS OF CASH FLOWS
Rollins, Inc. and Subsidiaries

------------------------------------------------------------------------------------------------

    Years Ended December 31, (In thousands)                  1995           1994           1993
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net Income                                         $     39,277   $     49,561   $     44,469
  Noncash Charges (Credits) to Earnings:
    Special Charge                                         12,000           -              -
    Depreciation and Amortization                           7,950          8,130          8,310
    Deferred Income Taxes                                  (7,846)           825         (1,908)
    Other, Net                                              4,461          2,382          3,152
  (Increase) Decrease in Assets:
    Trade Receivables                                       1,476        (14,257)       (20,474)
    Materials and Supplies                                  2,422           (421)         1,477
    Other Current Assets                                     (622)        (3,183)         3,473
    Other Non-Current Assets                               (1,167)          (533)          (612)
  Increase (Decrease) in Liabilities:
    Accounts Payable and Accrued Expenses                   3,681         (2,676)           924
    Unearned Revenue                                       (1,040)         2,713          3,347
    Long-Term Accrued Liabilities                          (6,602)        (4,277)         3,643
    Non-Current Deferred Income Taxes                      (7,080)         1,076         (5,767)

                                                     ------------   ------------   ------------
    Net Cash Provided by Operating Activities              46,910         39,340         40,034
                                                     ------------   ------------   ------------
                                                     ------------   ------------   ------------

INVESTING ACTIVITIES
    Purchases of Equipment and Property                    (9,080)        (8,256)        (7,690)
    Net Cash Used for Acquisition of Companies             (4,373)          (740)          (397)
    Marketable Securities, Net                            (12,463)        (1,910)       (20,334)
    Proceeds from Sale of Equipment and Property              215          1,152            288

                                                     ------------   ------------   ------------
    Net Cash Used in Investing Activities                 (25,701)        (9,754)       (28,133)
                                                     ------------   ------------   ------------
                                                     ------------   ------------   ------------

FINANCING ACTIVITIES
    Dividends Paid                                        (20,076)       (17,887)       (15,680)
    Treasury Stock Issued to Benefit Plans                    573          2,116          1,820
                                                     ------------   ------------   ------------
    Net Cash Used in Financing Activities                 (19,503)       (15,771)       (13,860)
                                                     ------------   ------------   ------------
                                                     ------------   ------------   ------------

    Net Increase (Decrease) in Cash
      and Short-Term Investments                            1,706         13,815         (1,959)
    Cash and Short-Term Investments
      at Beginning of Year                                 31,917         18,102         20,061
                                                     ------------   ------------   ------------
    Cash and Short-Term Investments
      at End of Year                                 $     33,623   $     31,917   $     18,102
                                                     ------------   ------------   ------------
                                                     ------------   ------------   ------------


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993, ROLLINS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------
1.   SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS DESCRIPTION -   Rollins, Inc. is a national company with
headquarters located in Atlanta, Georgia, providing services to both residential
and commercial customers.   The four primary services provided are termite and
pest control, protective services, lawn care, and plantscaping.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Rollins, Inc. (the Company) and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     ESTIMATES USED IN THE PREPARATION OF FINANCIAL STATEMENTS - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUES - Revenue is recognized at the time services are performed.

     CASH AND SHORT-TERM INVESTMENTS - The Company considers all investments with a maturity of three months or less to be cash equivalents. Short-term investments are stated at cost which approximates fair value.

     MARKETABLE SECURITIES - Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this statement, the Company's marketable securities are classified as "available for sale" and have been recorded at current market value with an offsetting adjustment to stockholders' equity. The adoption of this statement did not have a material effect on the Company's financial position.

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

     INSURANCE - The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The non-current portion of these estimated outstanding claims comprises most of the long-term accrued liabilities balance shown on the Statements of Financial Position.

     ADVERTISING - Advertising expenses are charged to income during the year in which they are incurred. The total advertising costs were approximately $27,292,000, $25,834,000, and $23,517,000 in 1995, 1994, and 1993, respectively.

     INCOME TAXES - The Company follows the practice of providing for income taxes based on Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

     COMMON STOCK - Earnings per share is computed on the basis of weighted-average shares outstanding. Stock options outstanding do not have a significant dilutive effect.

2.   SPECIAL CHARGE

     A special charge of $12,000,000 ($7,440,000 after tax benefit or $.21 per share) was recorded in the third quarter 1995 to write off doubtful accounts receivable in the consumer finance operation, Rollins Acceptance Company, (RAC), as a result of management's actions and assessment of the estimated realizable value of the financed receivables portfolio at September 30, 1995.

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993, ROLLINS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

3.   TRADE RECEIVABLES

     Trade receivables, net, at December 31, 1995, totalling $88,542,000 and at December 31, 1994, totalling $101,900,000 are net of allowances for doubtful accounts of $9,991,000 and $5,944,000, respectively. Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. These amounts were approximately $26,209,000 and $33,849,000 at the end of 1995 and 1994, respectively. The carrying amount of installment receivables approximates fair value because the interest rates approximate market rates.

4.   EQUIPMENT AND PROPERTY

     Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:


(In thousands)                           1995           1994

--------------------------------------------------------------------------------

Buildings                           $   9,238     $    9,014
Operating equipment                    55,339         59,168
Furniture and fixtures                 12,018         10,688
Computer equipment under
Capital lease                           8,736           -
                                    ---------      ---------
                                       85,331         78,870
Less - accumulated depreciation        50,715         54,016
                                    ---------      ---------
                                       34,616         24,854
Land                                    3,183          3,135
                                    ---------      ---------
                                    $  37,799      $  27,989
                                    ---------      ---------
                                    ---------      ---------


5.   INTANGIBLE ASSETS

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

6.   INCOME TAXES

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

     A reconciliation between taxes computed at the statutory rate on the income before income taxes and the provision for income taxes is as follows:


(In thousands)                     1995         1994       1993
----------------------------------------------------------------------
Federal income taxes
     at statutory rate              $ 22,172    $28,205    $25,515

State income taxes
     (net of federal benefit)          3,015      3,286      3,137

Other                                 (1,114)      (465)      (221)
                                    --------    -------    -------
                                    $ 24,073    $31,026    $28,431
                                    --------    -------    -------
                                    --------    -------    -------


     The provision for income taxes was based on a 38.0%, 38.5%, and 39.0% estimated effective income tax rate on income before income taxes for the years ended December 31, 1995, 1994, and 1993, respectively. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state income taxes.

     Income taxes remitted were $37,708,000, $33,915,000, and $25,796,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

     The tax effect of the temporary differences which comprise the current and non-current deferred income tax debits (credits) amounts is as follows:


(In thousands)                        1995         1994
--------------------------------------------------------------------
Deferred Tax Assets (Liabilities)
     Insurance reserves             $ 11,925      $ 13,801
     Safe harbor lease               (16,374)      (16,955)
     Bad debts                         2,268         1,592
     Other                             3,388        (6,198)
                                    --------      --------
                                    $  1,207      $ (7,760)
                                    --------      ---------
                                    --------      ---------

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

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993, ROLLINS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

7.    COMMITMENTS AND CONTINGENCIES

     The Company has a capitalized lease obligation and several operating leases. The minimum lease payments under the capital lease and non-cancelable operating leases with terms in excess of one year, in effect at December 31, 1995, are summarized as follows:

                                      Capitalized         Operating
(In thousands)                            Lease             Leases
-------------------------------------------------------------------------------
1996                                     $ 1,687           $18,262
1997                                       2,024            13,997
1998                                       2,024             9,582
1999                                       2,024             6,947
2000                                       2,024             5,569
Thereafter                                   337            39,957
                                         -------           -------
                                         $10,120           $94,314
                                                           -------
                                                           -------
Amount representing interest              (1,384)
                                         -------

Present value of obligation                8,736

Portion due within one year               (1,314)
                                         -------
Long-term obligation                     $ 7,422
                                         -------
                                         -------

     Total rental expense under operating leases charged to operations was $25,701,000, $24,867,000, and $24,274,000 for the years ended December 31, 1995,
1994, and 1993, respectively.

     During November 1995, Orkin and the Attorney General of Missouri and private plaintiffs reached an agreement in settlement of a class action regarding treatments for termites for residential customers with basement homes contracted for between January 1, 1987 and May 15, 1993. The presiding judge of the Circuit Court of the City of St. Louis approved the settlement on December 13, 1995. The resolution does not constitute an admission of wrongdoing by the Company and did not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

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

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993, ROLLINS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

8.    BUSINESS SEGMENT INFORMATION


     The Company operates two major business segments. Certain information with respect to the Company's business segments is as follows:


(In thousands)                      1995            1994           1993
-----------------------------------------------------------------------------
REVENUES
Orkin                             $547,797        $530,099        $506,399
Rollins Protective                  59,233          61,692          57,698
Other                               13,405          13,536          11,705
                                  --------        --------        --------
                                  $620,435        $605,327        $575,802
                                  --------        --------        --------
                                  --------        --------        --------
OPERATING INCOME
Orkin                             $ 76,754        $ 78,711        $ 70,720
Rollins Protective                   4,476           6,579           5,896
Other                              (11,037)(1)       3,640           4,504
                                  --------        --------        --------
                                    70,193          88,930          81,120
OTHER
Corporate expenses, net            (11,831)        (11,337)        (10,610)
Interest income                      4,988           2,994           2,390
                                  --------        --------        --------
Income before
  income taxes                    $ 63,350 (1)    $ 80,587        $ 72,900
                                  --------        --------        --------
                                  --------        --------        --------

IDENTIFIABLE ASSETS
Orkin                             $167,037        $169,750        $161,850
Rollins Protective                  22,618          21,236          18,420
Other                              125,270         104,279          86,924
                                  --------        --------        --------
                                  $314,925        $295,265        $267,194
                                  --------        --------        --------
                                  --------        --------        --------

DEPRECIATION AND AMORTIZATION EXPENSE
Orkin                             $  6,154        $  6,654        $  6,992
Rollins Protective                     634             448             433
Other                                1,162           1,028             885
                                  --------        --------        --------
                                  $  7,950        $  8,130        $  8,310
                                  --------        --------        --------
                                  --------        --------        --------
CAPITAL EXPENDITURES
Orkin                             $ 14,413        $  6,530        $  5,919
Rollins Protective                   1,923             466             413
Other                                1,690           1,372           1,395
                                  --------        --------        --------
                                  $ 18,026        $  8,368        $  7,727
                                  --------        --------        --------
                                  --------        --------        --------


(1) INCLUDES A SPECIAL CHARGE OF $12,000,000 ($7,440,000 AFTER TAX BENEFIT OR $.21 PER SHARE) AT SEPTEMBER 30, 1995.


9.   EMPLOYEE BENEFIT PLANS

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

     The Company's net pension expense for the past three years is summarized as follows:


(In thousands)                      1995            1994           1993
-----------------------------------------------------------------------------
Service cost-benefits
  earned during the period        $ 2,844         $ 2,749         $ 2,345
Interest cost on projected
  benefit obligation                3,958           3,524           3,248
Actual return on plan assets       (9,236)          1,445          (4,218)
Net amortization
  of transition asset              (1,181)         (1,181)         (1,099)
Deferral of net
     investment gain (loss)         4,778          (5,718)            227
                                  -------         -------         -------
Net pension expense               $ 1,163         $   819         $   503
                                  -------         -------         -------
                                  -------         -------         -------

The funded status of the Plan is summarized as follows at December 31:



(In thousands)                            1995            1994
-----------------------------------------------------------------------------
Actuarial present value of benefit obligations:

  Accumulated benefit obligation
    including vested benefits of
    $41,850 in 1995 and
    $32,261 in 1994                    $ (45,553)        $(34,994)
  Effect of projected future
    compensation levels                   (9,131)          (8,412)
                                       ---------         --------
  Projected benefit obligation           (54,684)         (43,406)
Plan assets at fair value                 52,056           44,837
                                       ---------         --------
Plan assets in excess of (less than)
     projected obligation                 (2,628)           1,431
Unrecognized net  loss                     6,204            4,489
Unrecognized net asset at
     transition being amortized over
     10 years                             (1,725)          (2,876)
Unrecognized prior service cost             (325)            (355)
                                       ---------         --------
Prepaid pension expense
     included in other assets          $   1,526         $  2,689
                                       ---------         --------
                                       ---------         --------

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993, ROLLINS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

     At December 31, 1995, the Plan's assets were comprised of listed common stocks and U.S. Government and corporate securities. Included in the assets of the Plan were shares of Rollins common stock with a market value of $6,697,000. The expected long-term rate of return on plan assets was 9.5% in 1995, 1994, and 1993. The weighted-average discount rate used in determining the projected benefit obligation was increased from 8.0% in 1993 to 8.5% in 1994, and decreased to 7.5% in 1995 to more closely approximate rates on high-quality, long-term obligations. The assumed growth rate of compensation was 5.5% in 1993 and 1994, and 4.5% in 1995.

     The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The charges to expense for the Company match were $1,627,000 in 1995, $1,465,000 in 1994, and $1,379,000 in 1993.

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

     Option transactions during the last three years for the 1984 Plan are summarized as follows:


(Number of shares)                    1995            1994            1993
-----------------------------------------------------------------------------
Outstanding at
  January 1,                          73,857          114,206        117,781
Granted                                 -                -             9,900
Exercised                             (6,696)         (36,009)        (9,965)
Cancelled                             (4,550)          (4,340)        (3,510)
                                      ------          -------        -------
Outstanding at
    December 31,                      62,611           73,857        114,206

Exercisable at
    December 31,                      50,501           46,857         70,976
                                      ------           ------        -------
Option price ranges per share:
    Granted                         $   -            $    -         $  25.50
    Exercised                     7.00-19.08       5.92-25.50     5.92-13.25
    Cancelled                    11.25-25.50       5.92-25.50    13.58-25.50
    Outstanding                   8.50-25.50       7.00-25.50     5.92-25.50


     On January 25, 1994, the Company adopted a new Employee Stock Incentive Plan (1994 Plan) under which 1,200,000 shares of common stock are subject to grants through January 25, 2004 under various stock incentive programs. The options were granted at the fair market value of the shares on the date of the grant and expire ten years from the date of the grant, if not exercised.

     Grant and option transactions during the last two years for the 1994 Plan are summarized as follows:


(Number of shares)                      1995            1994
-----------------------------------------------------------------------------
Outstanding at
  January 1,                           193,100              -
Granted                                 17,000           200,900
Exercised                                  -                -
Cancelled                              (15,100)           (7,800)
                                       --------          -------

Outstanding at
    December 31,                       195,000           193,100

Exercisable at
  December 31,                          21,140              -
                                       --------          -------

Option price ranges per share:
    Granted                            $ 24.25           $ 28.38
    Exercised                             --                --
    Cancelled                      24.25-28.38             28.38
    Outstanding                    24.25-28.38             28.38


REPORT OF MANAGEMENT

To the Stockholders of Rollins, Inc.:

     We have prepared the accompanying financial statements and related information included herein for the years ended December 31, 1995, 1994 and 1993. The opinion of Arthur Andersen LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles, appropriate in the circumstances, based on our best estimates and judgements and giving due consideration to materiality.

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

     The Board of Directors pursues its review and oversight role for these financial statements through an Audit Committee composed of three outside directors. The Audit Committee's duties include recommending to the Board of Directors the appointment of an independent accounting firm to audit the financial statements of Rollins, Inc. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal and independent auditors and reviews the work of each to insure that their respective responsibilities are being carried out and to discuss related matters. Both the internal and independent auditors have direct access to the Audit Committee.



R. Randall Rollins            Gene L. Smith
CHAIRMAN OF THE BOARD AND     CHIEF FINANCIAL OFFICER,
CHIEF EXECUTIVE OFFICER       SECRETARY, AND TREASURER


Atlanta, Georgia
February 12, 1996


REPORT OF INDEPENDENT AUDITORS


To the Directors and Stockholders of Rollins, Inc.:

     We have audited the accompanying statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994 and the related statements of income, earnings retained and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Arthur Andersen LLP


Atlanta, Georgia
February 12, 1996

Directors, Officers and Stockholders' Information
--------------------------------------------------------------------------------

DIRECTORS

JOHN W. ROLLINS
Chairman of the Board and Chief Executive Officer of Rollins Truck Leasing Corp. (vehicle leasing and transportation), Chairman of the Board and Chief Executive Officer of Rollins Environmental Services, Inc. (hazardous waste treatment and disposal)

HENRY B. TIPPIE+
Chairman of the Board and Chief Executive Officer of Tippie Communications, Inc. (radio stations)

R. RANDALL ROLLINS*
Chairman of the Board and Chief Executive Officer of Rollins, Inc., Chairman of the Board and Chief Executive Officer of RPC, Inc. (oil and gas field services, and boat manufacturing)

WILTON LOONEY+
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

JAMES B. WILLIAMS+
Chairman of the Board and Chief Executive Officer of SunTrust Banks, Inc. (bank holding company)

GARY W. ROLLINS*
President and Chief Operating Officer of Rollins, Inc.

BILL J. DISMUKE
Retired President of Edwards Baking Company

*MEMBER OF THE EXECUTIVE COMMITTEE
+MEMBER OF THE AUDIT AND COMPENSATION COMMITTEES

OFFICERS

R. RANDALL ROLLINS
Chairman of the Board and Chief Executive Officer

GARY W. ROLLINS
President and Chief Operating Officer

GENE L. SMITH
Chief Financial Officer, Secretary, and Treasurer

STOCKHOLDERS' INFORMATION

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 9:30 a.m. Tuesday, April 23, 1996, at the Company's corporate offices in Atlanta, Georgia.

TRANSFER AGENT AND REGISTRAR
For inquiries related to stock certificates, including changes of address, lost certificates, dividends, and tax forms, please contact:
     SunTrust Bank
     Stock Transfer Department
     P.O. Box 4625
     Atlanta, Georgia 30302
     Telephone: 1-800-568-3476

STOCK EXCHANGE INFORMATION
The Common Stock of the Company is listed on the New York and Pacific Stock Exchanges and traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL.


DIVIDEND REINVESTMENT PLAN
This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact SunTrust Bank, Atlanta at the above address or write to the Secretary at the Company's mailing address.

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