Form 10-K405, Exhibit 13
period 1996-12-31
ROLLINS INC
filed 1997-03-28
CIK 84839

TEN-YEAR FINANCIAL SUMMARY

ROLLINS, INC. AND SUBSIDIARIES

    --------------------------------------------------------------------------------------------------

                                                                1996           1995           1994
    --------------------------------------------------------------------------------------------------
    OPERATIONS SUMMARY
    (In thousands except per share data)

         Revenues                                           $ 627,431      $ 620,435      $ 605,327

         Cost of Services Provided                            358,783        325,889        311,315

         Depreciation and Amortization                          8,612          7,950          8,130

         Special Charge                                            --         12,000             --

         Sales, General and Administrative                    229,237        216,234        208,289

         Interest Expense (Income), Net                        (5,967)        (4,988)        (2,994)
                                                            ---------------------------------------

         Income Before Income Taxes                            36,766         63,350(1)      80,587

         Income Taxes                                          13,971         24,073         31,026
                                                            ---------------------------------------

         Net Income                                         $  22,795      $  39,277(1)   $  49,561
                                                            ---------------------------------------
                                                            ---------------------------------------
         Earnings per Share                                 $     .64      $    1.10(1)   $    1.39

         Dividends per Share                                $     .58      $     .56      $     .50

         Cash Provided by Operations                        $  58,067      $  46,910      $  39,340

         Capital Expenditures                               $  12,115      $  18,026      $   8,368


         Total Assets                                       $ 308,783      $ 314,925      $ 295,265

         Long-Term Debt                                            --             --             --

         Stockholders' Equity                               $ 190,290      $ 214,318      $ 193,633

    --------------------------------------------------------------------------------------------------
    SELECTED RATIO ANALYSIS
    (As a % of revenues except return on average equity)

         Cost of Services Provided                               57.2%          52.5%          51.5%

         Sales, General and Administrative                       36.5           34.9           34.4

         Net Income                                               3.6            6.3(1)         8.2

         Net Income without Special Charge                        3.6            7.5            8.2

         Return on Average Equity                                11.3           19.3           28.0

    --------------------------------------------------------------------------------------------------
    SHARES OUTSTANDING
    (In thousands)

         Average                                               35,478         35,849         35,770

         At Year End                                           34,594         35,858         35,826
    --------------------------------------------------------------------------------------------------

    (1) INCLUDES A SPECIAL CHARGE OF $12,000,000 ($7,440,000 AFTER TAX BENEFIT OR $.21 PER SHARE) AT SEPTEMBER 30, 1995.

-----------------------------------------------------------------------------------------------------------

     1993           1992           1991           1990           1989           1988           1987
-----------------------------------------------------------------------------------------------------------
 $575,802       $527,666       $475,555       $436,398       $402,324       $380,834       $354,303

  293,499        271,518        247,994        230,107        211,604        193,829        180,513

    8,310          7,966          7,806          7,482          7,509          7,013          6,935

       --             --             --             --             --             --             --

  203,483        187,238        169,825        155,904        146,658        140,158        126,355

   (2,390)        (1,870)        (2,134)        (2,460)        (2,215)        (1,693)          (781)

-----------------------------------------------------------------------------------------------------------

   72,900         62,814         52,064         45,365         38,768         41,527         41,281

   28,431         24,812         20,565         17,919         15,236         16,819         19,177

-----------------------------------------------------------------------------------------------------------

 $ 44,469       $ 38,002       $ 31,499       $ 27,446       $ 23,532       $ 24,708       $ 22,104
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

 $   1.25       $   1.07       $    .89       $    .77       $    .67       $    .70       $    .63

 $    .44       $    .40       $    .39       $    .37       $    .36       $    .34       $    .33

 $ 40,034       $ 33,319       $ 31,987       $ 36,350       $ 31,955       $ 24,323       $ 29,852

 $  7,727       $  7,042       $  8,536       $  8,929       $  9,747       $  7,825       $  8,864


 $267,194       $236,291       $204,577       $177,961       $160,121       $146,526       $130,953

       --             --             --             --             --             --             --

 $160,508       $129,899       $105,137       $ 86,718       $ 72,228       $ 61,082       $ 48,455

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

     51.0%          51.5%          52.1%          52.7%          52.6%          50.9%          50.9%

     35.3           35.5           35.7           35.7           36.5           36.8           35.7

      7.7            7.2            6.6            6.3            5.8            6.5            6.2

      7.7            7.2            6.6            6.3            5.8            6.5            6.2

     30.6           32.3           32.8           34.5           35.3           45.1           50.5

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


   35,638         35,569         35,510         35,465         35,438         35,418         35,232

   35,673         35,592         35,532         35,478         35,453         35,426         35,412
-----------------------------------------------------------------------------------------------------------

QUARTERLY INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
STOCK PRICES                                         Stock Prices      Dividends                       Stock Prices      Dividends
AND DIVIDENDS                1996                 High          Low      Paid       1995              High        Low       Paid
(Rounded to the nearest 1/8) ------------------------------------------------------------------------------------------------------
                             First Quarter   $  24 7/8     $ 20 3/4   $ .14 1/2     First Quarter  $  27 1/2    $    22     $ .14

                             Second Quarter     23 7/8       21 3/4     .14 1/2     Second Quarter    28 5/8     22 1/8       .14

                             Third Quarter      23 1/2       20         .14 1/2     Third Quarter     25 1/4     23           .14

                             Fourth Quarter     20 7/8       18 1/4     .14 1/2     Fourth Quarter    25         18 7/8       .14

    THE NUMBER OF STOCKHOLDERS OF RECORD AS OF DECEMBER 31, 1996 WAS 3,405.


----------------------------------------------------------------------------------------------------------------------
PROFIT AND LOSS
INFORMATION        (In thousands except per share data)        First           Second          Third         Fourth
                   --------------------------------------------------------------------------------------------------
                   1996

                   Revenues                               $ 142,502        $ 177,847      $ 162,514      $ 144,568

                   Operating Income                          12,515           21,673          6,320            861

                   Net Income                                 6,387           12,841          3,306            261

                   Earnings per Share                           .18              .36            .09            .01
                   --------------------------------------------------------------------------------------------------

                   1995

                   Revenues                               $ 142,654        $ 175,350      $ 162,333      $ 140,098

                   Operating Income                          14,901           35,217          6,842(1)      13,233

                   Net Income                                 7,807           21,102          3,454(1)       6,914

                   Earnings per Share                           .22              .59            .09(1)         .20
                   --------------------------------------------------------------------------------------------------

                   1994

                   Revenues                               $ 136,443        $ 171,874      $ 158,002      $ 139,008

                   Operating Income                          13,755           36,285         22,906         15,984

                   Net Income                                 6,888           21,066         13,011          8,596

                   Earnings per Share                           .19              .59            .36            .25
                   --------------------------------------------------------------------------------------------------


   (1) INCLUDES A SPECIAL CHARGE OF $12,000,000 ($7,440,000 AFTER TAX BENEFIT OR $.21 PER SHARE) AT SEPTEMBER 30, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS



----------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

                             Selected Industry Segment Data                         % Change From Prior Year
                                                                                       Increase/(Decrease)
(In thousands)               1996                1995           1994                      1996      1995
----------------------------------------------------------------------------------------------------------------------
REVENUES

Orkin                     $ 553,522           $ 547,797      $ 530,099                    1.0%       3.3%

Rollins Protective           63,662              59,233         61,692                    7.5       (4.0)

Other                        10,247              13,405         13,536                  (23.6)      (1.0)
                          --------------------------------------------
                          $ 627,431           $ 620,435      $ 605,327                    1.1        2.5
                          --------------------------------------------
                          --------------------------------------------

OPERATING INCOME

Orkin                     $  38,844           $  76,754      $  78,711                  (49.4)      (2.5)

Rollins Protective            3,994               4,476          6,579                  (10.8)     (32.0)

Other                        (1,469)            (11,037)         3,640                    N/M        N/M
                          --------------------------------------------
                          $  41,369           $  70,193      $  88,930                  (41.1)     (21.1)
                          --------------------------------------------
                          --------------------------------------------
----------------------------------------------------------------------------------------------------------------------

GENERAL OPERATING COMMENTS

The Company's investments in its core businesses contributed to lower than anticipated operating income and profit margin for 1996. Expenditures for growth related programs and market expansion initiatives as well as a substandard termite season negatively impacted 1996 operating income and margins. Higher insurance costs and termite claims also had an adverse impact on operating income.
    Rollins, Inc.'s consolidated revenues of $627.4 million were 1.1% higher than in 1995. Operating income decreased $28.8 million or 41.1% over the prior year. Profit margins declined 41.6% from 1995 as compared to a decline of 23.1% (9.8% without the Special Charge) from 1994 to 1995.
    Orkin revenues increased 1.0% to $553.5 million while operating income and profit margins decreased 49.4% and 50.0%, respectively, over the prior year. This compares to a 5.4% margin decrease from 1994 to 1995. Rollins Protective Services' (RPS) revenues increased 7.5% while operating income and margins declined 10.8% and 17.1%, respectively, from 1995. This compares to a 29.0% margin decline from 1994 to 1995. RPS' 1996 margin deterioration is primarily due to investments in new dedicated commercial branches, related market development, and acquisition costs.

ORKIN 1996 VERSUS 1995

Orkin's 1.0% increase in revenues over 1995 was due to increases in recurring pest control and termite renewal revenues offset by a decrease in termite sales revenue resulting from a substandard termite season. Orkin's customer base increased over 1995 as a result of the Company's market expansion efforts.
Orkin Pest Control opened twenty-four new branches and added seven franchises in 1996. In addition, eight business acquisitions were completed including locations in Canada and Mexico.
    Orkin's pest control business strategies in 1996 were focused primarily on commercial growth opportunities, new technology and employee training and development. A separate Orkin Commercial Division was formed in 1996 to increase market share and better meet the specific needs of commercial pest control customers. As a direct result, commercial sales and margins for 1996 increased, as well as customer retention. Orkin plans to continue to aggressively seek growth opportunities in the commercial market as part of their future expansion plans. In order to capitalize on future opportunities, Orkin increased their investment in data processing and communication technology. New computers that directly interface with the Atlanta Rollins Customer Satisfaction Department were installed in all pest control branches. This interface enables

--------------------------------------------------------------------------------

management to react quickly to daily operational issues while providing timely and accurate information for superior customer service. Improvements in specialized sales and service training for all service, sales and management employees were also initiated. The Orkin University education program was instituted in 1996 to develop employees' industry knowledge through required and elective training. Orkin will continue to enhance its employee training and compensation programs since this investment directly translates into better service, more satisfied customers and lower turnover. Through the investments made in 1996, Orkin is positioning itself for long-term growth in revenues, profits and customer base.

    In 1996, Orkin Plantscaping completed a major training initiative for all sales and service personnel in order to improve sales and customer retention. Lawn Care concentrated on improving sales generation activity in a more focused geographic market that included new customer leads developed by the Rollins Customer Satisfaction Department.


ORKIN 1995 VERSUS 1994

For 1995, Orkin's pest control and termite sales and customer base increased, despite a second consecutive year of an unusually cold and wet spring. This weather situation negatively impacted the seasonal termite business. A renewed emphasis was placed on the monthly recurring pest control business with resulting gains. Orkin intensified its focus on the commercial market segment through the creation of a Director of Commercial Pest Control. A record year of pest control customer growth was achieved that included the opening of nine new branch facilities and one region. In addition, Orkin completed its first acquisition in Canada and successfully initiated a national franchise program.
    Strategic investments were made in 1995 to increase employee sales and service staffing, enhance training, target marketing efforts and improve customer satisfaction. The million-dollar Rollins Customer Satisfaction Department began operations in the first quarter 1995 to initiate customer satisfaction feedback and to provide cross-marketing opportunities for all the Rollins, Inc. divisions. Orkin employee training efforts were consolidated under one department, Orkin Quality and Training, in order to improve the training's content, accountability and efficiency.
    Orkin Plantscaping initiated a Company-wide training program targeted to improve sales and retain current customers. Also, a veteran senior Orkin executive took over the Division in the fourth quarter of 1995. Orkin Lawn Care restructured its business, with adjustments to management's span of control and sales and service staffing, to fit a smaller, more tightly focused geographic market.

ROLLINS PROTECTIVE SERVICES (RPS)
1996 VERSUS 1995
RPS' revenues and customer base increased in 1996 while operating income decreased compared to last year primarily due to market expansion and acquisition costs. RPS' customer retention rate reached the highest level in their history as a result of a very successful customer service program. Three acquisitions in New England and the Mid-Atlantic areas augment RPS' internal growth.
    RPS focused its resources in 1996 on business development and new product technology. Several strategic partnerships were formed with various cable and new home construction businesses. These successful ventures have positioned RPS for unique growth opportunities in existing and new markets. For example, RPS' joint marketing program with a major U.S. cable company provides them with a vast marketing potential for recurring revenue within existing branch locations and new expansion markets. RPS also partnered with upscale home builders through the Builders Program to provide security and fire protection for new home owners. RPS will continue to seek new partnerships that allow them to increase their market share in a rapidly growing, changing industry. RPS also met the challenges of a changing industry through new product technology. Safe Start, a value-priced advanced wireless security system, was introduced in 1996. RPS is anticipating tomorrow's challenges and consumer interest with research and development and new product testing with leading security equipment manufacturers.

ROLLINS PROTECTIVE SERVICES (RPS)
1995 VERSUS 1994

RPS focused its efforts in 1995 on customer service, product development and business expansion. Three separate central alarm monitoring stations and their national customer service department were consolidated into a single, state-of-the art, integrated National

------------------------------------------------------------------------------

Customer Support Center. A new premium residential alarm system, the System VII, was introduced to the market in the fourth quarter 1995. Also, RPS completed seven modest acquisitions and consequently restructured their field organization to better meet the needs of the new customers as well as existing customers.

OTHER 1996 VERSUS 1995

Revenue and operating income were negatively impacted by more stringent credit standard policies within the consumer finance area, Rollins Acceptance Company
(RAC), and a disappointing termite season. The lower volume of Company financed sales for the year in conjunction with the decline in termite sales revenue contributed to RAC's results.

OTHER 1995 VERSUS 1994

Revenue decreased due to revisions of the Company's credit and internal operating policies within the consumer finance area, Rollins Acceptance Company
(RAC). These revisions were a result of the changing customer demographics, in conjunction with lower than expected termite demand. A one-time special charge in 1995 of $12.0 million, which related to the write-off of doubtful accounts receivable, negatively impacted other businesses' operating income.

----------------------------------------------------------------------------------------------------------

FINANCIAL CONDITION                                                         % Change From Prior Year
                                                                                Increase/(Decrease)

(Dollars in thousands)               1996             1995           1994           1996           1995
----------------------------------------------------------------------------------------------------------
Cash and Short-Term Investments  $ 12,150        $  33,623      $  31,917
Marketable Securities              84,785           65,743         51,820
                                 ----------------------------------------
                                 $ 96,935        $  99,366      $  83,737           (2.4)%         18.7%

Working Capital                  $126,217        $ 151,756      $ 148,010          (16.8)           2.5
Current Ratio                         2.6              3.1            3.2          (16.1)          (3.1)
Cash Provided by Operations      $ 58,067        $  46,910      $  39,340           23.8           19.2


Rollins, Inc. maintains a strong financial position. The Company's operations have historically provided a strong positive cash flow which represents the Company's principal source of funds. Interest income increased 19.6% due to the increase in average funds invested in short-term investments and marketable securities.
    Net trade receivables decreased $9.7 million or 10.9% compared with December 31, 1995. Trade receivables include installment receivables which are due subsequent to one year from the balance sheet date. These amounts were approximately $19.0 million and $26.2 million at the end of 1996 and 1995, respectively. The decrease in receivables is primarily the result of decreased financed sales, the effect of the revisions to the Company's credit standard policies, and improved collections.
    During 1996, the Company invested $19.7 million in capital expenditures, capital leases, and acquisitions compared to $22.2 million in 1995. Also, $20.7 million was paid out in cash dividends and approximately 1.3 million shares of the Company's common stock were purchased and retired in 1996. The Company maintains a $40.0 million unused line of credit. This source of funds has not been used, but is available for future acquisitions and growth, if needed.

STATEMENTS OF FINANCIAL POSITION
ROLLINS, INC. AND SUBSIDIARIES


----------------------------------------------------------------------------------------------------------
              At December 31, (In thousands except share data)            1996                1995
----------------------------------------------------------------------------------------------------------
ASSETS        Cash and Short-Term Investments                         $ 12,150            $ 33,623

              Marketable Securities                                     84,785              65,743

              Trade Receivables, Net                                    78,856              88,542

              Materials and Supplies                                    15,006              13,924

              Deferred Income Taxes                                      4,379               7,447

              Other Current Assets                                      10,560              13,486
                                                                    ------------------------------
                 Current Assets                                        205,736             222,765

              Equipment and Property, Net                               41,042              37,799

              Intangible Assets                                         41,931              42,013

              Other Assets                                              20,074              12,348
                                                                     -----------------------------
                 Total Assets                                        $ 308,783           $ 314,925
                                                                     -----------------------------
                                                                     -----------------------------
----------------------------------------------------------------------------------------------------

LIABILITIES   Capital Lease Obligations                              $   2,735           $   1,314

              Accounts Payable                                          15,897              13,334

              Accrued Insurance Expenses                                15,053              14,314

              Accrued Payroll                                           12,957              12,028

              Unearned Revenue                                          15,614              14,695

              Other Expenses                                            17,263              15,324
                                                                    ------------------------------
                 Current Liabilities                                    79,519              71,009

              Capital Lease Obligations                                 12,163               7,422

              Long-Term Accrued Liabilities                             20,591              15,936

              Deferred Income Taxes                                      6,220               6,240
                                                                    ------------------------------
                 Total Liabilities                                     118,493             100,607
                                                                    ------------------------------
              Commitments and Contingencies
-----------------------------------------------------------------------------------------------------

STOCKHOLDERS' Common Stock, par value $1 per share; 99,500,000 shares
EQUITY
                  authorized; 34,594,481 and 41,431,814 shares issued   34,594              41,432

              Earnings Retained                                        155,696             224,009
                                                                    ------------------------------
                                                                       190,290             265,441

              Less - Common Stock in Treasury, at Cost,
                  5,573,589 shares in 1995                                  --             51,123
                                                                    ------------------------------
                Total Stockholders' Equity                             190,290             214,318
                                                                    ------------------------------
                  Total Liabilities and Stockholders' Equity         $ 308,783           $ 314,925
                                                                    ------------------------------
                                                                    ------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.
16

STATEMENTS OF INCOME
ROLLINS, INC. AND SUBSIDIARIES


---------------------------------------------------------------------------------------------------------------------

         Years Ended December 31, (In thousands except per share data)         1996           1995           1994
---------------------------------------------------------------------------------------------------------------------
         REVENUES

              Customer Services                                           $ 627,431      $ 620,435     $  605,327
                                                                          ---------------------------------------
         COSTS AND EXPENSES

              Cost of Services Provided                                     358,783        325,889        311,315

              Depreciation and Amortization                                   8,612          7,950          8,130

              Special Charge                                                     --         12,000             --

              Sales, General and Administrative                             229,237        216,234        208,289

              Interest Income                                                (5,967)        (4,988)        (2,994)
                                                                          ---------------------------------------
                                                                            590,665        557,085        524,740
                                                                          ---------------------------------------
         INCOME BEFORE INCOME TAXES                                          36,766         63,350         80,587
                                                                          ---------------------------------------
         PROVISION (CREDIT) FOR INCOME TAXES

              Current                                                        15,522         31,919         30,201

              Deferred                                                       (1,551)        (7,846)           825
                                                                          ---------------------------------------
                                                                             13,971         24,073         31,026
                                                                          ---------------------------------------
         NET INCOME                                                       $  22,795      $  39,277     $   49,561
                                                                          ---------------------------------------
                                                                          ---------------------------------------

         EARNINGS PER SHARE                                               $     .64      $    1.10     $     1.39
                                                                          ---------------------------------------
                                                                          ---------------------------------------

         AVERAGE SHARES OUTSTANDING                                          35,478         35,849         35,770
                                                                          ---------------------------------------
                                                                          ---------------------------------------

STATEMENTS OF EARNINGS RETAINED
ROLLINS, INC. AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------------

         Years Ended December 31, (In thousands except per share data)       1996           1995           1994
----------------------------------------------------------------------------------------------------------------------
         Balance at Beginning of Year                                    $  224,009     $  203,582     $  171,862

         Net Income                                                          22,795         39,277         49,561

         Cash Dividends                                                     (20,669)       (20,076)       (17,887)

         Common Stock Purchased and Retired                                 (24,916)            --             --

         Common Stock in Treasury Retired                                   (45,371)            --             --

         Other                                                                 (152)         1,226             46
                                                                        -----------------------------------------

         Balance at End of Year                                          $  155,696     $  224,009     $  203,582
                                                                        -----------------------------------------
                                                                        -----------------------------------------
         DIVIDENDS PER SHARE                                             $      .58     $      .56     $      .50
                                                                        -----------------------------------------
                                                                        -----------------------------------------


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENTS OF CASH FLOWS
ROLLINS, INC. AND SUBSIDIARIES


---------------------------------------------------------------------------------------------------------------------

              Years Ended December 31, (In thousands)                          1996           1995           1994
---------------------------------------------------------------------------------------------------------------------
OPERATING     Net Income                                                   $ 22,795       $ 39,277       $ 49,561
ACTIVITIES
              Noncash Charges (Credits) to Earnings:

                   Special Charge                                                --         12,000             --

                   Depreciation and Amortization                              8,612          7,950          8,130

                   Deferred Income Taxes                                     (1,551)        (7,846)           825

                   Other, Net                                                 4,394          4,461          2,382


              (Increase) Decrease in Assets:

                   Trade Receivables                                          9,996          1,476        (14,257)

                   Materials and Supplies                                      (995)         2,422           (421)

                   Other Current Assets                                       4,108           (622)        (3,183)

                   Other Non-Current Assets                                  (2,934)        (1,167)          (533)

              Increase (Decrease) in Liabilities:

                   Accounts Payable and Accrued Expenses                      6,833          3,681         (2,676)

                   Unearned Revenue                                             542         (1,040)         2,713

                   Long-Term Accrued Liabilities                              3,655         (6,602)        (4,277)

                   Non-Current Deferred Income Taxes                          2,612         (7,080)         1,076
                                                                            -------------------------------------

              Net Cash Provided by Operating Activities                      58,067         46,910         39,340
                                                                            -------------------------------------
                                                                            -------------------------------------


-------------------------------------------------------------------------------------------------------------------

INVESTING     Purchases of Equipment and Property                            (9,982)        (9,080)        (8,256)
ACTIVITIES
              Net Cash Used for Acquisition of Companies                     (7,950)        (4,373)          (740)

              Marketable Securities, Net                                    (19,661)       (12,463)        (1,910)

              Proceeds from Sale of Equipment and Property                      316            215          1,152
                                                                          ---------------------------------------

              Net Cash Used in Investing Activities                         (37,277)       (25,701)        (9,754)
                                                                          ---------------------------------------
                                                                          ---------------------------------------

-------------------------------------------------------------------------------------------------------------------


FINANCING     Dividends Paid                                                (20,669)       (20,076)       (17,887)
ACTIVITIES
              Common Stock Purchased and Retired                            (26,200)            --             --

              Proceeds from Capital Lease                                     5,500             --             --

              Payments on Capital Lease                                      (1,314)            --             --

              Other                                                             420            573          2,116
                                                                          ---------------------------------------

              Net Cash Used in Financing Activities                         (42,263)       (19,503)       (15,771)

                                                                          ---------------------------------------
                                                                          ---------------------------------------

              Net Increase (Decrease) in Cash and
                 Short-Term Investments                                     (21,473)         1,706         13,815

              Cash and Short-Term Investments
                 at Beginning of Year                                        33,623         31,917         18,102
                                                                          ---------------------------------------

              Cash and Short-Term Investments
                 at End of Year                                            $ 12,150       $ 33,623       $ 31,917
                                                                          -----------------------------------------
                                                                          -----------------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994, ROLLINS, INC. AND SUBSIDIARIES


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

    EQUIPMENT AND PROPERTY - Depreciation and amortization which includes the amortization of assets recorded under capital leases are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, 10 to 40 years; and furniture, fixtures, and operating equipment, 3 to 10 years. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred.

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

    ADVERTISING - Advertising expenses are charged to income during the year in which they are incurred. The total advertising costs were approximately $28,332,000, $27,292,000, and $25,834,000 in 1996, 1995, and 1994, respectively.

    INCOME TAXES - The Company follows the practice of providing for income taxes based on Statement of Financial Accounting Standards No. 109 (SFAS No.
109), "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

    COMMON STOCK - Earnings per share is computed on the basis of weighted-average shares outstanding. Stock options outstanding do not have a significant dilutive effect.

    STOCK-BASED COMPENSATION - During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value based method of accounting for employee stock-based compensation. However, the Statement allows companies to continue following the accounting prescribed by Accounting Principles Bulletin (APB) Opinion No. 25. The Company has adopted the disclosure-only option of SFAS No. 123 and will continue to use the accounting treatment outlined in APB Opinion No. 25. If the accounting provisions of the new Statement had been adopted as of the beginning of 1996, the effect on 1996 net earnings would have been immaterial. Further, based on current and anticipated use of stock-based compensation, it is not envisioned that the impact of the Statement's accounting provisions would be material in any future period.

YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994, ROLLINS, INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------

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

3.  TRADE RECEIVABLES
    Trade receivables, net, at December 31, 1996, totalling $78,856,000 and at December 31, 1995, totalling $88,542,000 are net of allowances for doubtful accounts of $5,961,000 and $9,991,000, respectively. Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. These amounts were approximately $19,030,000 and $26,209,000 at the end of 1996 and 1995, respectively. The carrying amount of installment receivables approximates fair value because the interest rates approximate market rates.



4.  EQUIPMENT AND PROPERTY
    Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

(In Thousands)                                   1996           1995
-------------------------------------------------------------------------------

Buildings                               $  9,461       $  9,238

Operating equipment                       55,056         55,339

Furniture and fixtures                    12,539         12,018

Computer equipment under
    capital leases                        10,482          8,736
                                        -----------------------
                                          87,538         85,331

Less - accumulated depreciation           49,758         50,715
                                        -----------------------
                                          37,780         34,616
Land                                       3,262          3,183
                                        -----------------------
                                        $ 41,042       $ 37,799
                                        -----------------------
                                        -----------------------

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

6. INCOME TAXES
    A reconciliation between taxes computed at the statutory rate on the income before income taxes and the provision for income taxes is as follows:

(In Thousands)                               1996           1995           1994
-------------------------------------------------------------------------------
Federal income taxes
   at statutory rate                    $ 12,868       $ 22,172       $ 28,205

State income taxes
   (net of federal benefit)                1,539          3,015          3,286

Other                                       (436)        (1,114)          (465)
                                        --------------------------------------
                                        $ 13,971       $ 24,073       $ 31,026
                                        --------------------------------------
                                        --------------------------------------
     The provision for income taxes was based on a 38.0% estimated effective income tax rate on income before income taxes for the years ended December 31, 1996 and 1995, and a 38.5% estimated effective income tax rate for the year ended December 31, 1994. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state income taxes.
     Income taxes remitted were $9,354,000, $37,708,000, and $33,915,000 for the years ended December 31, 1996, 1995, and 1994, respectively.
     The tax effect of the temporary differences which comprise the current and non-current deferred income tax debits (credits) amounts is as follows:

(In Thousands)                              1996           1995
------------------------------------------------------------------------------
Deferred Tax Assets (Liabilities)

   Insurance reserves                   $ 13,466       $ 11,925

   Safe harbor lease                     (15,460)       (16,374)

   Other                                     153          5,656
                                       ------------------------
                                        $ (1,841)       $ 1,207
                                       ------------------------
                                       ------------------------

YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994, ROLLINS, INC. AND SUBSIDIARIES


-------------------------------------------------------------------------------

7.   COMMITMENTS AND CONTINGENCIES

     The Company has capitalized lease obligations and several operating leases. The minimum lease payments under the capital leases and non-cancelable operating leases with terms in excess of one year, in effect at December 31, 1996, are summarized as follows:

                                        Capitalized    Operating
(In thousands)                            Leases         Leases
-------------------------------------------------------------------------------

1997                                      $3,470       $ 19,255

1998                                       3,760         14,823

1999                                       3,760          9,944

2000                                       3,760          7,184

2001                                       2,073          6,082

Thereafter                                   288         42,747
                                        -----------------------
                                        $ 17,111      $ 100,035
                                                      ---------
                                                      ---------

Amount representing interest              (2,213)
                                        --------
Present value of obligations              14,898

Portion due within one year               (2,735)
                                        --------
Long-term obligations                   $ 12,163
                                        --------
                                        --------

     Effective December 1996, the Company entered into a five year contract for the acquisition of information systems equipment and services. This contract was classified as a capital lease. As part of the lease agreement, the Company received cash for the financing of future purchases of various third party software and services as well as actual equipment. Therefore, as of December 31, 1996, only the delivered computer equipment and services were recorded as assets.
     Total rental expense under operating leases charged to operations was $26,751,000, $25,701,000, and $24,867,000 for the years ended December 31, 1996,
1995, and 1994, respectively.
     In the normal course of business, the Company is a defendant in a number of lawsuits which allege that plaintiffs have been damaged as a result of the rendering of services by Company personnel and equipment. The Company is actively contesting these actions. It is the opinion of Management that the outcome of these actions will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

8.   BUSINESS SEGMENT INFORMATION

     The Company operates two major business segments. Certain information with respect to the Company's business segments is as follows:


(In thousands)                               1996           1995           1994
-------------------------------------------------------------------------------

REVENUES

Orkin                                  $ 553,522      $ 547,797      $ 530,099

Rollins Protective                        63,662         59,233         61,692

Other                                     10,247         13,405         13,536
                                      -----------------------------------------

                                       $ 627,431      $ 620,435      $ 605,327
                                       ---------------------------------------
                                       ---------------------------------------
OPERATING INCOME

Orkin                                  $  38,844      $  76,754      $  78,711

Rollins Protective                         3,994          4,476          6,579

Other                                     (1,469)       (11,037)(1)      3,640
                                      ----------------------------------------
                                          41,369         70,193         88,930

OTHER

Corporate expenses, net                  (10,570)       (11,831)       (11,337)

Interest income                            5,967          4,988          2,994
                                      ----------------------------------------
Income before
  income taxes                         $  36,766       $ 63,350(1)   $  80,587
                                      ----------------------------------------
                                      ----------------------------------------


IDENTIFIABLE ASSETS

Orkin                                  $ 158,086      $ 167,037      $ 169,750

Rollins Protective                        26,468         22,618         21,236

Other                                    124,229        125,270        104,279
                                      ----------------------------------------
                                       $ 308,783      $ 314,925      $ 295,265
                                      ----------------------------------------
                                      ----------------------------------------

DEPRECIATION AND
AMORTIZATION EXPENSE

Orkin                                  $   6,486      $   6,154      $   6,654

Rollins Protective                           755            634            448

Other                                      1,371          1,162          1,028
                                      ----------------------------------------
                                       $   8,612      $   7,950      $   8,130
                                      ----------------------------------------
                                      ----------------------------------------

CAPITAL EXPENDITURES

Orkin                                  $   7,284      $  14,413      $   6,530

Rollins Protective                           912          1,923            466

Other                                      3,919          1,690          1,372
                                      ----------------------------------------
                                       $  12,115      $  18,026      $   8,368
                                      ----------------------------------------
                                      ----------------------------------------

(1) INCLUDES A SPECIAL CHARGE OF $12,000,000 ($7,440,000 AFTER TAX BENEFIT OR $.21 PER SHARE) AT SEPTEMBER 30, 1995.

YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994, ROLLINS, INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------

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

(In thousands)                               1996           1995           1994
-------------------------------------------------------------------------------
Service cost-benefits
  earned during the period               $ 3,141        $ 2,844        $ 2,749

Interest cost on projected
  benefit obligation                       4,081          3,958          3,524

Actual return on plan assets              (5,185)        (9,236)         1,445

Net amortization
   of transition asset                    (1,181)        (1,181)        (1,181)

Deferral of net
   investment gain (loss)                    570          4,778         (5,718)
                                         -------------------------------------

Net pension expense                      $ 1,426        $ 1,163        $   819
                                         -------------------------------------
                                         -------------------------------------


   The funded status of the Plan is summarized as follows at December 31:

(In thousands)                                             1996           1995
--------------------------------------------------------------------------------

Actuarial present value of benefit obligations:

    Accumulated benefit obligation
      including vested benefits of
      $44,420 in 1996 and
      $41,850 in 1995                                 $ (48,011)     $ (45,553)


   Effect of projected future
     compensation levels                                 (9,298)        (9,131)
                                                      ------------------------
   Projected benefit obligation                         (57,309)       (54,684)

Plan assets at fair value                                54,876         52,056
                                                      ------------------------
Plan assets less than
    projected obligation                                 (2,433)        (2,628)

Unrecognized net loss                                     3,401          6,204

Unrecognized net asset at transition
   being amortized over 10 years                           (575)        (1,725)

Unrecognized prior service cost                            (293)          (325)
                                                      ------------------------
Prepaid pension expense
   included in other assets                           $     100      $   1,526
                                                      ------------------------
                                                      ------------------------

   At December 31, 1996, the Plan's assets were comprised of listed common stocks and U.S. Government and corporate securities. Included in the assets of the Plan were shares of Rollins common stock with a market value of $6,054,000. The expected long-term rate of return on plan assets was 9.5% in 1996, 1995, and 1994. The weighted-average discount rate used in determining the projected benefit obligation decreased from 8.5% in 1994 to 7.5% in 1995 and 1996 to more closely approximate rates on high-quality, long-term obligations. The assumed growth rate of compensation was 5.5% in 1994 and 4.5% in 1995 and 1996.
    The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The charges to expense for the Company match were $1,592,000 in 1996, $1,627,000 in 1995, and $1,465,000 in 1994.
    The Company has an Employee Incentive Stock Option Plan (1984 Plan), adopted in October, 1984, under which 1,200,000 shares of common stock were subject to options to be granted during the ten-year period ended October, 1994. The options were granted at the fair market value of the shares on the date of the grant and expire ten years from the date of the grant, if not exercised. No additional options will be granted under this Plan.
    Option transactions during the last three years for the 1984 Plan are summarized as follows:


(Number of shares)                          1996           1995           1994
--------------------------------------------------------------------------------
Outstanding at
   January 1,                             62,611         73,857        114,206

Granted                                       --             --             --

Exercised                                 (5,037)        (6,696)       (36,009)

Cancelled                                 (5,542)        (4,550)        (4,340)
                                  --------------------------------------------
Outstanding at
   December 31,                           52,032         62,611         73,857

Exercisable at
  December 31,                            48,418         50,501         46,857
                                  --------------------------------------------

Option price ranges per share:

   Granted                          $         --    $        --    $        --

   Exercised                         11.25-19.08     7.00-19.08     5.92-25.50

   Cancelled                         11.25-25.50    11.25-25.50     5.92-25.50

   Outstanding                       11.25-25.50     8.50-25.50     7.00-25.50
                                  --------------------------------------------
                                  --------------------------------------------
22

YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994, ROLLINS, INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------

    On January 25, 1994, the Company adopted a new Employee Stock Incentive Plan (1994 Plan) under which 1,200,000 shares of common stock are subject to grants through January 25, 2004 under various stock incentive programs. The options were granted at the fair market value of the shares on the date of the grant and expire ten years from the date of the grant, if not exercised.
    Grant and option transactions during the last three years for the 1994
Plan are summarized as follows:

(Number of shares)                         1996           1995           1994
--------------------------------------------------------------------------------
Outstanding at
  January 1,                             195,000        193,100             --

Granted                                   75,000         17,000        200,900

Exercised                                     --             --             --

Cancelled                                (21,900)       (15,100)        (7,800)
                                    ------------------------------------------
Outstanding at
  December 31,                           248,100        195,000        193,100

Exercisable at
  December 31,                            44,040         21,140             --
                                    ------------------------------------------
Option price ranges per share:

  Granted                           $20.88-28.38    $     24.25      $   28.38

  Exercised                                   --             --             --

  Cancelled                          20.88-28.38    24.25-28.38          28.38

  Outstanding                        20.88-28.38    24.25-28.38          28.38
                                    ------------------------------------------
                                    ------------------------------------------

REPORT OF MANAGEMENT



--------------------------------------------------------------------------

To the Stockholders of Rollins, Inc.:

     We have prepared the accompanying financial statements and related information included herein for the years ended December 31, 1996, 1995 and 1994. The opinion of Arthur Andersen LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles, appropriate in the circumstances, based on our best estimates and judgements and giving due consideration to materiality.
     Rollins, Inc. maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefits to be derived. We believe the Company's system provides this appropriate balance.
     The Board of Directors pursues its review and oversight role for these financial statements through an Audit Committee composed of three outside directors. The Audit Committee's duties include recommending to the Board of Directors the appointment of an independent accounting firm to audit the financial statements of Rollins, Inc. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal and independent auditors and reviews the work of each to insure that their respective responsibilities are being carried out and to discuss related matters. Both the internal and independent auditors have direct access to the Audit Committee.


/s/ R. Randall Rollins                       /s/ Gene L. Smith
R. Randall Rollins                           Gene L. Smith
CHAIRMAN OF THE BOARD AND                    CHIEF FINANCIAL OFFICER
CHIEF EXECUTIVE OFFICER                      SECRETARY, AND TREASURER

Atlanta, Georgia
February 17, 1997

REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

To the Directors and Stockholders of Rollins, Inc.:

     We have audited the accompanying statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995 and the related statements of income, earnings retained and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP

Atlanta, Georgia
February 17, 1997

DIRECTORS, OFFICERS, AND STOCKHOLDERS' INFORMATION
--------------------------------------------------------------------------------

DIRECTORS

JOHN W. ROLLINS
Chairman of the Board and Chief Executive Officer of
Rollins Truck Leasing Corp. (vehicle leasing and transportation),
Chairman of the Board and Chief Executive Officer of Rollins
Environmental Services, Inc. (hazardous waste treatment and disposal)

HENRY B. TIPPIE+
Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. (management services)

R. RANDALL ROLLINS*
Chairman of the Board and Chief Executive Officer of Rollins, Inc., Chairman of the Board and Chief Executive Officer of RPC, Inc. (oil and gas field services, and boat manufacturing)

WILTON LOONEY+
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

JAMES B. WILLIAMS+
Chairman of the Board and Chief Executive Officer of Sun Trust Banks, Inc. (bank holding company)

GARY W. ROLLINS*
President and Chief Operating Officer of Rollins, Inc.

BILL J. DISMUKE
Retired President of Edwards Baking Company

* Member of the Executive Committee
+ Member of the Audit and Compensation Committees

OFFICERS

R. RANDALL ROLLINS
Chairman of the Board and Chief Executive Officer

GARY W. ROLLINS
President and Chief Operating Officer

GENE L. SMITH
Chief Financial Officer, Secretary, and Treasurer

STOCKHOLDERS' INFORMATION

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 9:30 a.m. Tuesday, April 22, 1997, at the Company's corporate offices in Atlanta, Georgia.

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

DIVIDEND REINVESTMENT PLAN
This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact SunTrust Bank, Atlanta, at the above address or write to the Secretary at the Company's mailing address.


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