Form 10-K, Exhibit 13
period 1997-12-31
ROLLINS INC
filed 1998-03-25
CIK 84839

Five-Year Financial Summary
Rollins, Inc. and Subsidiaries

------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                    1997         1996         1995          1994        1993
------------------------------------------------------------------------------------------------------------------
Operations Summary

    Revenues                                      $  538,639    $ 532,785     $529,788     $ 507,722    $  479,809
    Income (Loss) From Continuing Operations
        After Income Taxes                          (104,781)      22,386       38,661        46,017        42,036
    Income From Discontinued Operations
        After Income Taxes                           106,278          409          616         3,544         2,433
    Net Income                                         1,497       22,795       39,277        49,561        44,469
    Earnings (Loss) per Share
        Continuing Operations                          (3.09)         .63         1.08          1.29          1.18
        Discontinued Operations                         3.13          .01          .02           .10           .07
                                                   ---------------------------------------------------------------
        Basic and Diluted                                .04          .64         1.10          1.39          1.25
    Dividends per Share                                  .60          .58          .56           .50           .44

------------------------------------------------------------------------------------------------------------------

Financial Position

    Total Assets                                  $  432,680    $ 296,656     $306,111     $ 285,922    $  261,893
    Working Capital                                  170,900      117,176      140,865       132,879        98,941
    Long-Term Debt                                        --           --           --            --            --
    Stockholders' Equity                             145,644      190,290      214,318       193,633       160,508
    Shares Outstanding at Year-End                    33,279       34,594       35,858        35,826        35,673

------------------------------------------------------------------------------------------------------------------


Table of Contents
Letter to Stockholders..........................................   2

Termite Control.................................................   4

Pest Control....................................................   6

Quarterly Information...........................................   8

Management's Discussion and Analysis............................   9

Consolidated Financial Statements and Notes.....................  12

Reports of Management and Independent Auditors..................  20

Directors, Officers, and Stockholders' Information..............  21


Quarterly Information

                                       Stock Prices
                                       And Dividends
                               (Rounded to the nearest 1/8)
------------------------------------------------------------------------------------------------
                       Stock Prices    Dividends                    Stock Prices      Dividends
1997                  High      Low      Paid   1996               High       Low       Paid
------------------------------------------------------------------------------------------------
First Quarter     $  19 7/8  $ 18 3/4     $.15  First Quarter    $ 24 7/8   $  20 3/4   $.14 1/2
Second Quarter       20 1/8    18 5/8      .15  Second Quarter     23 7/8      21 3/4    .14 1/2
Third Quarter        24 5/8    19 1/4      .15  Third Quarter      23 1/2      20        .14 1/2
Fourth Quarter       24 1/2    19 7/8      .15  Fourth Quarter     20 7/8      18 1/4    .14 1/2

The number of stockholders of record as of December 31, 1997 was 3,139.


-------------------------------------------------------------------------------------------------
                                     Profit And Loss
                                       Information


(In thousands except per share data)                First       Second        Third       Fourth
-------------------------------------------------------------------------------------------------
1997
Revenues                                          $ 126,951    $ 154,371   $ 140,287    $ 117,030
Operating Income (Loss)                               9,042       11,332     (18,188)    (169,060)
Income (Loss) From Continuing Operations              5,095        6,219     (11,863)    (104,232)
Income From Discontinued Operations                      49          100       9,529       96,600
Net Income (Loss)                                     5,144        6,319      (2,334)      (7,632)
Earnings (Loss) per Share
   Continuing Operations                                .15          .19        (.36)       (3.07)
   Discontinued Operations                              .00          .00         .29         2.84
-------------------------------------------------------------------------------------------------
   Basic and Diluted                                    .15          .19        (.07)        (.23)
-------------------------------------------------------------------------------------------------
1996
Revenues                                          $ 119,978    $ 153,929   $ 138,728    $ 120,150
Operating Income                                     12,186       21,471       6,401          652
Income From Continuing Operations                     6,183       12,716       3,355          132
Income (Loss) From Discontinued Operations              204          125         (49)         129
Net Income                                            6,387       12,841       3,306          261
Earnings per Share
    Continuing Operations                               .17          .36         .09          .01
    Discontinued Operations                             .01          .00         .00          .00
-------------------------------------------------------------------------------------------------
    Basic and Diluted                                   .18          .36         .09          .01
-------------------------------------------------------------------------------------------------
1995
Revenues                                          $ 120,863    $ 152,434   $ 139,170    $ 117,321
Operating Income                                     16,513       33,555       5,668       13,464
Income From Continuing Operations                     8,806       20,072       2,726        7,057
Income (Loss) From Discontinued Operations            (999)        1,030         728         (143)
Net Income                                            7,807       21,102       3,454        6,914
Earnings (Loss) per Share
    Continuing Operations                               .25          .56         .07          .20
    Discontinued Operations                            (.03)         .03         .02          .00
-------------------------------------------------------------------------------------------------
    Basic and Diluted                                   .22          .59         .09          .20
-------------------------------------------------------------------------------------------------


Management's Discussion and Analysis

-------------------------------------------------------------------------------

Results of Operations

                                                                                                  % Change From Prior Year
                                                                                                     Increase/(Decrease)

(In thousands)                                     1997             1996              1995            1997          1996
---------------------------------------------------------------------------------------------------------------------------
Revenues                                      $ 538,639        $ 532,785         $ 529,788               1.1%          0.6%
Income (Loss) From Continuing
    Operations After Income Taxes              (104,781)          22,386            38,661               N/M         (42.1)
Income From Discontinued Operations
    After Income Taxes                          106,278              409               616               N/M         (33.6)
Net Income                                        1,497           22,795            39,277             (93.4)        (42.0)

---------------------------------------------------------------------------------------------------------------------------

General Operating Comments

    The divestitures of the Orkin Lawn Care and Plantscaping divisions in July 1997 and Rollins Protective Services (RPS) segment in October 1997 marked the Company's return to a single operational focus. Accordingly, the results reported in the table above are presented on a continuing operations basis.

    Rollins, Inc.'s consolidated Revenues From Continuing Operations of $538.6 million were 1.1% higher than in 1996. Income (Loss) From Continuing Operations After Income Taxes was ($104.8) million, $127.2 million worse than the prior year. Income From Discontinued Operations After Income Taxes was $106.3 million. Net income of $1.5 million was $21.3 million worse than the prior year.

Continuing Operations -- 1997 Versus 1996

    The Company's 1.1% increase in revenues over 1996 was primarily due to increases in customer base and recurring pest control and termite renewal revenues significantly offset by the continuing decrease in termite sales revenue resulting from a disappointing termite season, and restrictive changes in sales policies in response to rising termite claims. The shortfall in termite sales, increased insurance costs and termite claims, and other operating expense increases correspondingly impacted income.

    Programs in development during 1997 were designed to address customer retention issues and to explore alternative sales and service strategies. Test results for those programs were favorable, and they are being expanded nationwide in 1998. Additionally, the field management organization was strengthened via the reorganization of three previous residential divisions into six new geographic divisions.

    Through the investments made in 1997 and the successes we have seen in testing these new marketing, customer satisfaction, employee training, and employee retention programs, the Company has better positioned itself for long-term growth in revenues, profits, and customer base.

    During the year, the Company recorded expenses of $15,600,000 ($9,672,000 after tax or $0.28 per share) for expenditures related to the company-wide computer systems modification to address the year 2000 programming issue. As a result of this project, the Company's primary financial systems are now essentially compliant with computer system requirements necessary to address the new millennium.

    Over the past several years, the termite treatment segment of the pest control industry has faced great challenges in solving property owners' termite problems. Some of the reasons for the increased difficulty in protecting structures have been changes in building practices and materials that have increased the property owners' potential for termites, the loss of Chlordane from the market in 1987 which resulted in the use of termiticides that may only last for a few years under some conditions, instead of decades, and laws and regulations restricting certain retreatment practices. All of the above factors have subjected termite service providers to experience elevated levels of termite claims.

    The Company's response to these industry-wide conditions is to undertake broad changes in its own termite processes. New quality control and field training programs, more thorough communication to customers concerning conducive conditions, and restrictions on the sale of certain structures were initiated during 1997.

-------------------------------------------------------------------------------

    As a result of the factors described above and new information which became available in 1997, a Provision for Termite Contracts of $117,000,000 ($72,540,000 after tax or $2.14 per share) was recorded related to the anticipated costs of reinspections, repair obligations, and associated labor, chemicals, and other costs incurred relative to termite work performed prior to December 31, 1997.

    Going forward, changes to the termite protection period on new sales should bring warranties for our customers more in line with the confirmed effectiveness of the newer termiticide chemicals that have been used since 1987.

    During the fourth quarter of 1997, an additional $15,000,000 ($9,300,000 after tax or $0.27 per share) was provided for estimated liabilities related to the Company's self-insurance program for automobile, workers' compensation, and general liability, and is included in Cost of Services Provided on the Statements of Income. Additionally, reserves for bad debts were strengthened by $8,000,000 ($4,960,000 after tax or $0.15 per share) during the fourth quarter, with this amount being included in Sales, General and Administrative expenses.

Continuing Operations -- 1996 Versus 1995

    The Company's 0.6% increase in revenues over 1995 was due to increases in recurring pest control and termite renewal revenues in excess of the decrease in termite sales revenue resulting from a substandard termite season. Customer base increased over 1995 as a result of the Company's market expansion efforts. Orkin Pest Control opened twenty-four new branches and added seven franchises in 1996. In addition, eight business acquisitions were completed including locations in Canada and Mexico.

    The Company's pest control business strategies in 1996 were focused primarily on commercial growth opportunities, new service technology and employee training and development. A separate Orkin Commercial Division was formed in 1996 to increase market share and better meet the specific needs of commercial pest control customers. As a direct result, commercial sales and margins as well as customer retention were all improved over 1995. The Company plans to continue to aggressively seek growth opportunities in the commercial market as part of its future expansion plans. In order to capitalize on these opportunities, Orkin increased its investment in data processing and communication technology.

    Improvements in sales and service training were also initiated. The Orkin University education program was instituted in 1996 to develop employees' ongoing position-related knowledge through required and elective training.

Discontinued Operations

    During the third quarter of 1997, the Company recorded the disposal of its Lawn Care and Plantscaping businesses. The gain on the sale was $15,300,000 ($9,486,000 after tax or $0.28 per share). These divestitures were completed as part of the Company's shift towards a single operational focus on its core pest and termite control business.

    During the fourth quarter of 1997, the Company completed the sale of its Rollins Protective Services (RPS) division. The gain on the sale was $161,000,000 ($96,600,000 after tax or $2.84 per share). The divestiture of RPS was in response to a major consolidation in the home security market, triggered in part by deregulation permitting the regional Bell phone companies to enter the industry. These circumstances, along with an above-market purchase offer, made 1997 the appropriate time to exit this segment of the consumer services market.

    Revenues and Operating Income From Discontinued Operations After Income Taxes for 1997 were $64,721,000 and $192,000, respectively. Income From Discontinued Operations After Income Taxes for 1996 and 1995 were $409,000 and $616,000, respectively.

-------------------------------------------------------------------------------

Financial Condition

                                                                      % Change From Prior Year
                                                                         Increase/(Decrease)

(Dollars in thousands)                  1997         1996        1995      1997        1996
------------------------------------------------------------------------------------------------

Cash and Short-Term Investments    $ 125,842    $  12,150   $  33,623
Marketable Securities                 75,037       84,785      65,743
                                   ----------------------------------
                                     200,879       96,935      99,366       N/M%     (2.4)%

Working Capital                      170,900      117,176     140,865      45.8     (16.8)
Current Ratio                            2.3          2.7         3.2     (14.8)    (15.6)
Total Assets                         432,680      296,656     306,111      45.9      (3.1)



   Rollins, Inc. maintains a strong financial position. The Company's operations have historically provided a significant positive cash flow, which represents the Company's principal source of funds. Interest income increased 27.2% due to the increase in average funds invested in short-term investments and marketable securities. These increases were largely the result of the business divestitures which occurred during 1997.

   Net trade receivables decreased $15.2 million or 23.7% compared with December 31, 1996. Trade receivables include installment receivables which are due subsequent to one year from the balance sheet date. These amounts were approximately $13.9 million and $19.5 million at the end of 1997 and 1996, respectively. The decrease in receivables is primarily the result of decreased financed sales, the increased provision for doubtful accounts, and the effect of revisions to the Company's credit policies.

   During 1997, the Company invested $10.4 million in capital expenditures and acquisitions compared to $10.7 million in 1996. Also, $20.4 million was paid in cash dividends and approximately 1.4 million shares of the Company's common stock were purchased and retired in 1997. The Company maintains a $40.0 million unused line of credit. This source of funds has not been used, but is available for future acquisitions and growth, if needed.

   During the fourth quarter of 1997, Orkin received a letter from the Federal Trade Commission (FTC) advising of their investigation of the pest control industry - more specifically, the termite control practices of the industry. The FTC has requested certain information voluntarily from Orkin and they have been advised of our intention to cooperate fully with their investigation. At this point in time, it is too early to determine the impact, if any, of this investigation.

Impact of Recent Accounting Pronouncements

   The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1997. The adoption of these standards effective with the year-end financial statements dated December 31, 1998 are not expected to materially impact the results of operations or financial condition of the Company.

Forward-Looking Statements

   The Company may make forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those anticipated. Among such risks, trends, and uncertainties are general economic conditions, changes in industry practices or technologies, climate and weather trends, competitive factors and pricing pressures, uncertainties of litigation and changes in various government laws and regulations, including environmental regulations.

Statements Of Financial Position
Rollins, Inc. and Subsidiaries


                               At December 31, (In thousands except share data)                   1997                    1996
---------------------------------------------------------------------------------------------------------------------------------
Assets
                               Cash and Short-Term Investments                              $  125,842              $   12,150
                               Marketable Securities                                            75,037                  84,785
                               Trade Receivables, Net                                           49,166                  64,400
                               Materials and Supplies                                           15,010                  11,593
                               Deferred Income Taxes                                            24,826                   4,379
                               Other Current Assets                                             11,737                   9,699
                                                                                           --------------------------------------

                                   Current Assets                                              301,618                 187,006

                               Equipment and Property, Net                                      34,639                  36,567
                               Intangible Assets                                                39,383                  39,849
                               Deferred Income Taxes                                            49,072                      --
                               Other Assets                                                      7,968                  10,040
                               Net Assets of Discontinued Operations                                --                  23,194
                                                                                           --------------------------------------
                                   Total Assets                                             $  432,680              $  296,656
                                                                                           --------------------------------------
                                                                                           --------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

Liabilities
                               Capital Lease Obligations                                    $    3,138              $    2,735
                               Accounts Payable                                                 25,420                  13,781
                               Accrued Insurance Expenses                                       21,225                  15,053
                               Accrued Payroll                                                  17,913                  11,906
                               Unearned Revenue                                                 13,831                  11,677
                               Other Expenses                                                   49,191                  14,678
                                                                                           --------------------------------------
                                   Current Liabilities                                         130,718                  69,830

                               Capital Lease Obligations                                         9,239                  12,163
                               Long-Term Accrued Liabilities                                   147,079                  18,153
                               Deferred Income Taxes                                                --                   6,220
                                                                                           --------------------------------------
                                   Total Liabilities                                           287,036                 106,366
                                                                                           --------------------------------------
                                                                                           --------------------------------------
                               Commitments and Contingencies

Stockholders' Equity

                               Common Stock, par value $1 per share; 99,500,000 shares
                                   authorized; 33,279,281 and 34,594,481 shares issued          33,279                  34,594
                               Earnings Retained                                               112,365                 155,696
                                                                                           --------------------------------------


                                   Total Stockholders' Equity                                  145,644                 190,290
                                                                                           --------------------------------------

                                   Total Liabilities and Stockholders' Equity               $  432,680              $  296,656
                                                                                           --------------------------------------
                                                                                           --------------------------------------


        The accompanying notes are an integral part of these statements.

Statements Of Income
Rollins, Inc. and Subsidiaries


---------------------------------------------------------------------------------------------------------------------------------

              Years Ended December 31, (In thousands except per share data)          1997            1996            1995
---------------------------------------------------------------------------------------------------------------------------------
                           Revenues

                              Customer Services                                    $538,639         $532,785       $529,788
                                                                                   ----------------------------------------------

                           Costs and Expenses
                              Cost of Services Provided                             362,225          302,929        272,709
                              Depreciation and Amortization                           8,382            7,046          6,069
                              Provision for Termite Contracts                       117,000               --             --
                              Sales, General and Administrative                     227,622          192,669        193,641
                              Interest Income                                        (7,588)          (5,967)        (4,988)
                                                                                   ----------------------------------------------
                                                                                    707,641          496,677        467,431
                                                                                   ----------------------------------------------

                           Income (Loss) From Continuing

                              Operations Before Income Taxes                       (169,002)          36,108         62,357
                                                                                   ----------------------------------------------

                           Provision (Credit) for Income Taxes

                              Current                                                 6,021           15,273         31,542
                              Deferred                                              (70,242)          (1,551)        (7,846)
                                                                                   ----------------------------------------------

                                                                                    (64,221)          13,722         23,696
                                                                                   ----------------------------------------------
                           Income (Loss) From Continuing Operations                (104,781)          22,386         38,661
                                                                                   ----------------------------------------------

                           Discontinued Operations

                              Operating Income, Less Income Tax Expense
                                 of $119, $250, and $377, Respectively                  192              409            616
                              Gain on Disposal, Less Income Tax Expense
                                 of $70,214                                         106,086               --             --
                                                                                   ----------------------------------------------

                           Income From Discontinued Operations                      106,278              409            616
                                                                                   ----------------------------------------------

                           Net Income                                             $   1,497        $  22,795      $  39,277
                                                                                   ----------------------------------------------

                           Earnings (Loss) per Share

                              Continuing Operations                               $   (3.09)       $     .63      $    1.08
                              Discontinued Operations                                  3.13              .01            .02
                                                                                   ----------------------------------------------

                           Earnings per Share-Basic and Diluted                   $     .04        $     .64      $    1.10
                                                                                   ----------------------------------------------


Statements Of Earnings Retained
Rollins, Inc. and Subsidiaries

---------------------------------------------------------------------------------------------------------------------------------

                   Years Ended December 31, (In thousands except per share data)     1997             1996            1995
---------------------------------------------------------------------------------------------------------------------------------

                           Balance at Beginning of Year                           $ 155,696       $  224,009      $ 203,582
                           Net Income                                                 1,497           22,795         39,277
                           Cash Dividends                                           (20,360)         (20,669)       (20,076)
                           Common Stock Purchased and Retired                       (24,733)         (24,916)            --
                           Common Stock in Treasury Retired                              --          (45,371)            --
                           Other                                                        265             (152)         1,226
                                                                                   ----------------------------------------------

                           Balance at End of Year                                 $ 112,365       $  155,696      $ 224,009

                           Dividends per Share                                    $     .60       $      .58      $     .56
                                                                                   ----------------------------------------------


    The accompanying notes are an integral part of these statements.

Statements Of Cash Flows
Rollins, Inc. and Subsidiaries

---------------------------------------------------------------------------------------------------------------------------------

                          Years Ended December 31, (In thousands)                  1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------------

Operating                 Net Income                                            $  1,497          $ 22,795         $  39,277
Activities                Adjustments to Reconcile Net Income to Net Cash
                                Provided by Operating Activities:
                                Provision for Termite Contracts                  117,000                --                --
                                Provision for Self-Insurance Reserves             15,000                --                --
                                Provision for Bad Debts                            8,000                --            12,000
                                Depreciation and Amortization                      8,382             7,046             6,069
                                Provision (Credit) for Deferred Income Taxes     (69,228)            1,061           (14,926)
                                Discontinued Operations, Net of Taxes           (106,278)             (409)             (616)
                                Other, Net                                         7,169             3,330             5,603
                          (Increase) Decrease in Assets:

                                Trade Receivables                                  7,505             9,313              (536)
                                Materials and Supplies                            (3,388)             (535)              887
                                Other Current Assets                              (2,034)            4,250              (859)
                                Other Non-Current Assets                              --            (3,063)           (1,167)
                          Increase (Decrease) in Liabilities:

                                Accounts Payable and Accrued Expenses             17,780             5,408             3,147
                                Unearned Revenue                                   2,154               525              (884)
                                Long-Term Accrued Liabilities                      2,121             2,210            (5,528)
                                                                               --------------------------------------------------
                          Net Cash Provided by Operating Activities                5,680            51,931            42,467
                                                                               --------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Investing                 Purchases of Equipment and Property                     (8,956)           (8,292)           (5,377)
Activities                Net Cash Used for Acquisition of Companies              (1,440)           (2,373)           (1,475)
                          Net Proceeds from Sale of Discontinued Operations,
                             Net of Current Taxes Paid                           156,469                --                --
                          Marketable Securities, Net                               9,846           (19,661)          (12,463)
                                                                               --------------------------------------------------

                          Net Cash Provided by (Used in) Investing Activities    155,919           (30,326)          (19,315)
                                                                               --------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



Financing                 Dividends Paid                                         (20,360)          (20,669)          (20,076)
Activities                Common Stock Purchased and Retired                     (26,083)          (26,200)               --
                          Proceeds from Capital Lease                                 --             5,500                --
                          Payments on Capital Leases                              (2,521)           (1,314)               --
                          Other                                                      300               420               573
                                                                               --------------------------------------------------

                          Net Cash Used in Financing Activities                  (48,664)          (42,263)          (19,503)
                          Net Cash Provided by (Used in)
                             Discontinued Operations                                 757              (815)           (1,943)
                                                                               --------------------------------------------------

                          Net Increase (Decrease) in Cash and
                             Short-Term Investments                              113,692           (21,473)            1,706
                          Cash and Short-Term Investments
                             at Beginning of Year                                 12,150            33,623            31,917
                                                                               --------------------------------------------------

                          Cash and Short-Term Investments
                             at End of Year                                     $125,842          $ 12,150          $ 33,623
                                                                               --------------------------------------------------

                          The accompanying notes are an integral part of these statements.

Notes To Financial Statements
Years ended December 31, 1997, 1996, and 1995, Rollins, Inc. and Subsidiaries

--------------------------------------------------------------------------------

1.  Significant Accounting Policies

    Business Description - Rollins, Inc. is a national service company with headquarters located in Atlanta, Georgia, providing pest control and termite control services to both residential and commercial customers.

    Principles of Consolidation - The consolidated financial statements include the accounts of Rollins, Inc. (the Company) and its subsidiaries. In July 1997, the Company sold the assets of its Lawn Care and Plantscaping divisions. In October 1997, the Company sold the alarm monitoring assets of its Rollins Protective Services (RPS) business segment. The results of operations for the Company for the years ended December 31, 1997, 1996, and 1995 have been restated for these divestitures, with the results of the RPS business segment and its Lawn Care and Plantscaping operations being shown as discontinued operations. All significant intercompany transactions and balances have been eliminated.

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

    Cash and Short-Term Investments - The Company considers all investments with a maturity of three months or less to be cash equivalents. Short-term investments are stated at cost which approximates fair market value.

    Marketable Securities - The Company's marketable securities are classified as "available for sale" and have been recorded at current market value with an offsetting adjustment to stockholders' equity.

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

    Insurance - The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The non-current portion of these estimated outstanding claims is included in the long-term accrued liabilities balance shown on the Statements of Financial Position.

    Advertising - Advertising expenses are charged to income during the year in which they are incurred. The total advertising costs were approximately $27,462,000, $26,253,000, and $25,440,000 in 1997, 1996, and 1995, respectively.

    Income Taxes - The Company follows the practice of providing for income taxes based on Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

    Earnings per Share - In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share" (EPS) which requires companies to present basic EPS and diluted EPS. Basic EPS is computed on the basis of weighted-average shares outstanding. Diluted EPS is computed on the basis of weighted-average shares outstanding plus common stock options outstanding during the year which, if exercised, would have a dilutive effect on EPS. Basic and diluted EPS are the same for all years reported. A reconciliation of the number of weighted average shares used in computing basic and diluted EPS are as follows:


(In thousands)                              1997           1996           1995
-------------------------------------------------------------------------------
Basic EPS                                   33,896      35,478         35,849
Effect of dilutive stock options               137          46             55
                                   --------------------------------------------

Diluted EPS                                 34,033      35,524         35,904
                                   --------------------------------------------
                                   --------------------------------------------

Years ended December 31, 1997, 1996, and 1995, Rollins, Inc. and Subsidiaries

--------------------------------------------------------------------------------

    Stock-Based Compensation - In 1996, the Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted by SFAS 123, the Company continues to account for employee stock compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

    Reclassifications - Certain amounts for previous years have been reclassified to conform with the 1997 financial statement presentation.

2.  Changes In Accounting Estimates

    In the fourth quarter of 1997, the Company made certain changes in accounting estimates totalling $23,000,000 ($14,260,000 after tax or $0.42 per share) due to 1997 events and new information becoming available. The Company's provision for its self-insurance program for automobile, workers' compensation, and general liability was increased by $15,000,000. This provision has been reflected on the Statements of Income in the line item entitled Cost of Services Provided. The provision for bad debts was also increased by $8,000,000 and is reflected on the Statements of Income in the line item entitled Sales, General and Administrative expenses.

    In the fourth quarter of 1997, a provision for termite contracts of $117,000,000 ($72,540,000 after tax or $2.14 per share) was recorded related to the estimated costs of reinspections, reapplications, repair claims and associated labor, chemicals, and other costs incurred relative to termite work performed prior to December 31, 1997. These anticipated costs reflect the Company's response to current trends in the termite treatment segment of its operations and the pest control industry. This provision has been reflected on the Statements of Income in the line item entitled Provision for Termite Contracts and on the Statements of Financial Position in Other Expenses ($26,000,000) and Long-Term Accrued Liabilities ($91,000,000) at December 31, 1997.

3. Discontinued Operations

   In July 1997, the Company completed the sale of its Lawn Care and Plantscaping divisions. The results of operations for these divisions are reported on the Statements of Income in the section entitled Discontinued Operations. The gross proceeds related to the sale of Lawn Care and Plantscaping were approximately $37.0 million. The gain on the sale was $15,300,000 ($9,486,000 after tax or $0.28 per share).

   In October 1997, the Company completed the sale of its Rollins Protective Services (RPS) business segment. The results of operations for RPS and the gain on disposal are reported on the Statements of Income in the section entitled Discontinued Operations. The gross proceeds related to the sale of RPS were approximately $200.0 million. The gain on the sale was $161,000,000 ($96,600,000 after tax or $2.84 per share).

   Summarized financial information for the discontinued operations is as follows:


(In thousands)                                1997       1996        1995
------------------------------------------------------------------------------

Revenues                                     $ 64,721    $ 94,646   $ 90,647
Income Before
   Income Taxes                                   311         659        993
Net Income                                        192         409        616
Assets                                             --      35,321     30,784
Liabilities                                        --      12,127      8,814
Net Assets of
   Discontinued Operations                   $     --    $ 23,194   $ 21,970


4. Trade Receivables

   Trade receivables, net, at December 31, 1997, totalling $49,166,000 and at December 31, 1996, totalling $64,400,000 are net of allowances for doubtful accounts of $9,326,000 and $4,457,000, respectively. Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. These amounts were approximately $13,930,000 and $19,533,000 at the end of 1997 and 1996, respectively. The carrying amount of installment receivables approximates fair value because the interest rates approximate market rates.

Years ended December 31, 1997, 1996, and 1995, Rollins, Inc. and Subsidiaries

--------------------------------------------------------------------------------

5. Equipment And Property

   Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:


(In thousands)                                         1997            1996
-------------------------------------------------------------------------------

Buildings                                            $  7,584        $  8,143
Operating equipment                                    42,163          37,087
Furniture and fixtures                                  9,790           9,604
Computer equipment under
   capital leases                                       8,736          10,482
                                                   ----------------------------
                                                       68,273          65,316
Less - accumulated
   depreciation                                        37,002          32,011
                                                   ----------------------------
                                                       31,271          33,305
Land                                                    3,368           3,262
                                                   ----------------------------
                                                     $ 34,639        $ 36,567
                                                   ----------------------------

6. Intangible Assets

   Intangible assets represent goodwill arising from acquisitions and are stated at cost less accumulated amortization. Intangibles which arose from acquisitions prior to November 1970 are not being amortized for financial statement purposes, since, in the opinion of Management, there has been no decrease in the value of the acquired businesses. Intangibles arising from acquisitions since November 1970 are being amortized over forty years.

7. Income Taxes

   A reconciliation between taxes computed at the statutory rate on the Income
(Loss) From Continuing Operations Before Income Taxes and the Provision (Credit) for Income Taxes is as follows:


(In thousands)                                1997        1996        1995
------------------------------------------------------------------------------
Federal income taxes
   at statutory rate                       $ (64,680)   $ 12,790    $ 21,861
State income taxes

   (net of federal benefit)                      268       1,368       2,949
Other                                            191        (436)     (1,114)
                                          -------------------------------------

                                           $ (64,221)   $ 13,722    $ 23,696
                                          -------------------------------------


   The Provision (Credit) for Income Taxes was based on a 38.0% estimated effective income tax rate on Income (Loss) From Continuing Operations Before Income Taxes for the years ended December 31, 1997, 1996, and 1995. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state income taxes.

   Income taxes remitted, related to both continuing and discontinued operations, were $85,183,000, $9,354,000, and $37,708,000, for the years ended
December 31, 1997, 1996, and 1995, respectively.

   Components of the net deferred income tax assets (liabilities) at December 31, 1997 and 1996 include:


(In thousands)                                           1997        1996
-------------------------------------------------------------------------------

Deferred tax assets (liabilities)
   Termite provision                                    $ 49,720    $     --
   Insurance reserves                                     34,629      13,466
   Safe harbor lease                                     (14,128)    (15,460)
   Other                                                   3,677         153
                                                        -----------------------
                                                        $ 73,898    $ (1,841)
                                                        -----------------------
                                                        -----------------------


   State income taxes payable of $12,057,000 and $8,446,000 are included in Other Expenses on the Statements of Financial Position at December 31, 1997 and 1996, respectively.

Years ended December 31, 1997, 1996, and 1995, Rollins, Inc. and Subsidiaries

--------------------------------------------------------------------------------

8. Commitments And Contingencies

    The Company has capitalized lease obligations and several operating leases. The minimum lease payments under the capital leases and non-cancelable operating leases with terms in excess of one year, in effect at December 31, 1997, are summarized as follows:


                                                    Capitalized     Operating
(In thousands)                                        Leases         Leases
-------------------------------------------------------------------------------
1998                                                 $ 3,819        $ 19,746
1999                                                   3,819          16,088
2000                                                   3,819          10,973
2001                                                   2,132           7,850
2002                                                     295           6,997
Thereafter                                                --          44,649
                                               --------------------------------

                                                  $   13,884       $ 106,303
                                                                   ------------
                                                                   ------------

Amount representing interest                          (1,507)
                                                  -----------
Present value of obligations                          12,377
Portion due within one year                           (3,138)
                                                  -----------
Long-term obligations                               $  9,239
                                                  -----------
                                                  -----------

    Total rental expense under operating leases charged to operations was $23,524,000, $22,234,000 and $21,054,000, for the years ended December 31, 1997,
1996, and 1995, respectively.



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

   The Company's net pension expense for the past three years is summarized as follows:

(In thousands)                                      1997      1996      1995
-------------------------------------------------------------------------------
Service cost-benefits
   earned during the period                      $ 3,221   $ 3,141   $ 2,844
Interest cost on projected
   benefit obligation                              4,437     4,081     3,958
Actual return on plan assets                      (7,500)   (5,185)   (9,236)
Net amortization
   of transition asset                              (606)   (1,181)   (1,181)
Deferral of net

   investment gain (loss)                          2,493       570     4,778
                                                 ------------------------------
Net pension expense                              $ 2,045   $ 1,426   $ 1,163
                                                 ------------------------------

   The funded status of the Plan is summarized as follows at December 31:

(In thousands)                                             1997         1996
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation,
      including vested benefits of
      $52,923 in 1997 and
      $44,420 in 1996                                 $ (56,893)   $ (48,011)
   Effect of projected future
      compensation levels                               (10,015)      (9,298)
                                                      -------------------------
   Projected benefit obligation                         (66,908)     (57,309)
Plan assets at fair value                                59,741       54,876
                                                      -------------------------
Plan assets in excess of (less than)
   projected obligation                                  (7,167)      (2,433)
Unrecognized net loss                                     5,485        3,401
Unrecognized net asset at transition
   being amortized over 10 years                             --         (575)
Unrecognized prior service cost                            (262)        (293)

                                                       ------------------------
Accrued pension (liability) asset                      $ (1,944)   $     100
                                                       ------------------------

   At December 31, 1997, the Plan's assets were comprised of listed common stocks and U.S. Government and corporate securities. Included in the assets of the Plan were shares of Rollins common stock with a market value of $6,175,000. The expected long-term rate of return on Plan assets was 9.5% in 1997, 1996, and 1995. The weighted-average discount rate used in determining the projected benefit obligation was 7.5% in 1997, 1996, and 1995. This rate closely approximates the rate on high-quality, long-term obligations. The assumed growth rate of compensation was 4.5% in 1997, 1996, and 1995.

Years ended December 31, 1997, 1996, and 1995, Rollins, Inc. and Subsidiaries

--------------------------------------------------------------------------------

   The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The charges to expense for the Company match were $1,665,000 in 1997, $1,592,000 in 1996, and
$1,627,000 in 1995.

   The Company has an Employee Incentive Stock Option Plan (1994 Plan), adopted in January 1994, under which 1,200,000 shares of common stock were subject to grants through the ten-year period ended January 2004 under various stock incentive programs. The options were granted at the fair market value of the shares on the date of the grant and expire ten years from the date of the grant, if not exercised. Options are also outstanding under the prior Plan, (1984
Plan). Under this plan, 1,200,000 shares of common stock were subject to options to be granted during the ten-year period ended October 1994. The options were granted at the fair market value of the shares on the date of grant and expire ten years from the date of grant, if not exercised. No additional options will be granted under the 1984 Plan.

   Option transactions during the last three years for the 1994 and 1984 Plans are summarized as follows:

                                          1997            1996          1995
-------------------------------------------------------------------------------
Number of shares under stock options:

Outstanding at beginning of year         300,132         257,611       266,957
Granted                                  197,600          75,000        17,000
Exercised                                 (7,657)         (5,037)       (6,696)
Cancelled                               (130,290)        (27,442)      (19,650)
                                        ---------------------------------------

Outstanding at end of year               359,785         300,132       257,611

Exercisable at end of year                80,405          92,458        71,641

Weighted average exercise price:

   Granted                               $ 19.25         $ 20.87       $ 24.25
   Exercised                               12.47           12.95         12.51
   Cancelled                               22.57           24.47         24.42

Outstanding at end of year                 22.29           24.18         24.87

Exercisable at end of year                 23.31           21.40         18.14
-------------------------------------------------------------------------------




   Information with respect to options outstanding and options exercisable at December 31, 1997 is as follows:

                                              Weighted
Exercise                Number       Average Remaining            Number
Price              Outstanding        Contractual Life        Exercisable

-----------------------------------------------------------------------------

$11.25                   1,350                  .58 years           1,350
12.25                    4,995                 2.08                 4,995
13.25                   14,800                 3.08                14,800
19.08                    4,440                 4.08                 4,440
25.50                    4,700                 5.08                 3,760
28.37                  118,400                 6.08                46,140
24.25                    5,000                 7.08                 1,200
20.87                   52,000                 8.08                 3,720
19.25                  154,100                 9.08                    --
-----------------------------------------------------------------------------

                       359,785                                     80,405
---------------------------------------------------------------------------------------------------------------------------


   The Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date of its stock options granted in 1997, 1996, and 1995 under SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income would have been reduced by approximately $103,000 in 1997, $45,000 in 1996, and $9,000 in 1995, with no earnings per share effect in any of the reported years.

    The per share weighted-average fair value of stock options granted during 1997, 1996, and 1995 was $5.34, $6.37, and $7.37, respectively, on the date of grant, using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                            1997          1996          1995
-------------------------------------------------------------------------------
Risk-free interest rate                     5.69%         5.63%         5.58%
Expected life, in years                        8             8             8
Expected volatility                        18.55%        21.44%        21.66%
Expected dividend yield                     2.17%         1.99%         2.01%
-------------------------------------------------------------------------------

Report of Management

-------------------------------------------------------------------------------

To the Stockholders of Rollins, Inc.:

   We have prepared the accompanying financial statements and related information included herein for the years ended December 31, 1997, 1996 and 1995. The opinion of Arthur Andersen LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles, appropriate in the circumstances, based on our best estimates and judgements and giving due consideration to materiality.

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



/s/ Randall Rollins                               /s/ Gene L. Smith
R. Randall Rollins                                Gene L. Smith
Chairman of the Board and                         Chief Financial Officer,
Chief Executive Officer                           Secretary, and Treasurer

Atlanta, Georgia
February 16, 1998



Report of Independent Auditors

-------------------------------------------------------------------------------

To the Directors and Stockholders of Rollins, Inc.:

    We have audited the accompanying statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996 and the related statements of income, earnings retained and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





/s/ Arthur Andersen LLP
Arthur Andersen LLP

Atlanta, Georgia
February 16, 1998

Directors, Officers and Stockholders' Information

-------------------------------------------------------------------------------

Directors

John W. Rollins
Chairman of the Board and Chief Executive Officer of Rollins Truck Leasing Corp. (vehicle leasing and transportation), Chairman of the Board of Dover Downs Entertainment, Inc. (entertainment complex)

Henry B. Tippie +
Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. (management services)

R. Randall Rollins *
Chairman of the Board and Chief Executive Officer of Rollins, Inc., Chairman of the Board and Chief Executive Officer of RPC, Inc. (oil and gas field services, and boat manufacturing)

Wilton Looney +
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

James B. Williams +
Chairman of the Board and Chief Executive Officer of SunTrust Banks, Inc. (bank holding company)

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


Officers

R. Randall Rollins
Chairman of the Board and Chief Executive Officer

Gary W. Rollins
President and Chief Operating Officer

Gene L. Smith
Chief Financial Officer, Secretary, and Treasurer


Stockholders' Information

Annual Meeting
The Annual Meeting of the Stockholders will be held at 9:30 a.m. Tuesday, April 28, 1998, at the Company's corporate offices in Atlanta, Georgia.

Transfer Agent and Registrar
For inquiries related to stock certificates, including changes of address, lost certificates, dividends, and tax forms, please contact:
     SunTrust Bank, Atlanta
     Stock Transfer Department
     P. O. Box 4625
     Atlanta, Georgia 30302
     Telephone: 1-800-568-3476

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

MAILING ADDRESS
Rollins, Inc.
P. O. Box 647
Atlanta, Georgia 30301

TELEPHONE
(404) 888-2000