Form 10-K405, Exhibit 13
period 1998-12-31
ROLLINS INC
filed 1999-03-26
CIK 84839

                                           Exhibit 13

FIVE-YEAR FINANCIAL SUMMARY
Rollins, Inc. and Subsidiaries

-------------------------------------------------------------------------------------------------------------
(In thousands except per share data)        1998          1997          1996           1995           1994
-------------------------------------------------------------------------------------------------------------
OPERATIONS SUMMARY

    Revenues                              $ 549,136     $ 538,639      $ 532,785     $ 529,788     $ 507,722

    Income (Loss) from Continuing
        Operations After Income Taxes         3,177      (104,781)        22,386        38,661        46,017

    Income From Discontinued
        Operations After Income Taxes         3,410       106,278            409           616         3,544

    Net Income                                6,587         1,497         22,795        39,277        49,561

    Earnings (Loss) Per Share:
        Continuing Operations                  0.10         (3.09)          0.63          1.08          1.29
        Discontinued Operations                0.11          3.13           0.01          0.02          0.10
                                          ---------     ---------      ---------     ---------     ---------
        Basic and Diluted                      0.21          0.04           0.64          1.10          1.39

    Dividends per Share                        0.50          0.60           0.58          0.56          0.50

-------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
    Total Assets                          $ 327,265     $ 432,680      $ 296,656     $ 306,111     $ 285,922
    Working Capital                          84,015       170,900        117,176       140,865       132,879
    Long-Term Debt                             --            --             --            --            --
    Stockholders' Equity                     80,235       145,644        190,290       214,318       193,633
    Shares Outstanding at Year-End           30,489        33,279         34,594        35,858        35,826
-------------------------------------------------------------------------------------------------------------

QUARTERLY INFORMATION
--------------------------------------------------------------------------------
STOCK PRICES AND DIVIDENDS
(Rounded to the nearest 1/8)

                     Stock Prices           Dividends                                Stock Prices          Dividends
1998              High            Low          Paid          1997                High            Low         Paid
---------------------------------------------------------------------------------------------------------------------

First Quarter   $ 21 5/8     $   19 1/2      $ .15           First Quarter    $ 19 7/8       $  18 3/4     $  .15
Second Quarter    21 1/8         19 1/2        .15           Second Quarter     20 1/8          18 5/8        .15
Third Quarter     20 7/8         16 7/8        .15           Third Quarter      24 5/8          19 1/4        .15
Fourth Quarter    17 7/8         15 1/4        .05           Fourth Quarter     24 1/2          19 7/8        .15


THE NUMBER OF STOCKHOLDERS OF RECORD AS OF DECEMBER 31, 1998 WAS 3,061.



------------------------------------------------------------------------------------------------------
PROFIT AND LOSS INFORMATION

(In thousands except per share data)              First         Second        Third          Fourth
------------------------------------------------------------------------------------------------------
1998
Revenues                                       $ 122,965      $ 155,050     $ 144,493      $ 126,628
Income (Loss) from Continuing Operations          (1,764)         6,913           880         (2,852)
Income from Discontinued Operations                 --             --            --            3,410
Net Income (Loss)                                 (1,764)         6,913           880            558
Earnings (Loss) per Share
   Continuing Operations                            (.05)           .21           .03           (.09)
   Discontinued Operations                           .00            .00           .00            .11
                                               ---------      ---------     ---------      ---------
   Basic and Diluted                                (.05)           .21           .03            .02

------------------------------------------------------------------------------------------------------
1997
Revenues                                       $ 126,951      $ 154,371     $ 140,287      $ 117,030
Income (Loss) from Continuing Operations           5,095          6,219       (11,863)      (104,232)
Income from Discontinued Operations                   49            100         9,529         96,600
Net Income (Loss)                                  5,144          6,319        (2,334)        (7,632)
Earnings (Loss) per Share
   Continuing Operations                             .15            .19          (.36)         (3.07)
   Discontinued Operations                           .00            .00           .29           2.84
                                               ---------      ---------     ---------      ---------
   Basic and Diluted                                 .15            .19          (.07)          (.23)

------------------------------------------------------------------------------------------------------
1996
Revenues                                       $ 119,978      $ 153,929     $ 138,728      $ 120,150
Income from Continuing Operations                  6,183         12,716         3,355            132
Income (Loss) from Discontinued Operations           204            125           (49)           129
Net Income                                         6,387         12,841         3,306            261
Earnings per Share
   Continuing Operations                             .17            .36           .09            .01
   Discontinued Operations                           .01            .00           .00            .00
                                               ---------      ---------     ---------      ---------
   Basic and Diluted                                 .18            .36           .09            .01
------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

                                                                                           % Change From Prior Year
                                                                                              Increase/(Decrease)
(IN THOUSANDS)                         1998                  1997                 1996          1998      1997
-----------------------------------------------------------------------------------------------------------------------
Revenues                            $ 549,136            $ 538,639             $ 532,785       1.9 %        1.1 %

Income (Loss) From Continuing
    Operations After Income Taxes       3,177             (104,781)               22,386     103.0          N/M

Income From Discontinued
    Operations After Income Taxes       3,410              106,278                   409     (96.8)         N/M

Net Income                              6,587                1,497                22,795     340.0        (93.4)
-----------------------------------------------------------------------------------------------------------------


GENERAL OPERATING COMMENTS

     The Company strengthened its single focus on its Orkin Pest Control (Orkin) business in 1998 by its non-pest control business divestitures in 1997, a renewed emphasis on building recurring revenue, a further expansion of its commercial business, and aggressive termite control claims reduction initiatives. Revenue grew 1.9% to $549.1 million in 1998 and 8.2% in the fourth quarter compared to the same period last year. The revenue increase positively impacted income from continuing operations and net income.

     During the year, the Company announced the hiring and appointment of James
A. McKinney and Harry J. Cynkus to the respective positions of Chief Operating Officer of Orkin and Chief Financial Officer, and the promotion of Michael W. Knottek to the position of Vice President and Secretary. These executives have distinguished backgrounds in the management of service corporations and broaden the strong pool of talented managers already in place at Rollins, Inc.

CONTINUING OPERATIONS - 1998 VERSUS 1997

     The Company's 1.9% increase in revenues was due primarily to growth in recurring pest control revenue resulting from the success of our more consumer-friendly selling and treatment programs and to an increase in termite renewal revenue resulting from higher average renewal prices. Revenue was also impacted positively by the Company's ten pest control acquisitions in 1998, including two companies in Canada. These revenue increases were partially offset by a decline in termite sales revenue caused by placing our emphasis on changing contracts and sales practices that were initiated in response to the capabilities of modern-day termiticides, new building materials and construction practices.

     Cost of Services Provided decreased on both a dollar and percentage of revenues basis, primarily due to reductions in termite claims experience and operating insurance costs. Sales, General and Administrative expenses also decreased on both a dollar and percentage of revenues basis, primarily due to reduced expenditures related to Year 2000 system modifications and to lower bad debt expense. The Company's net tax provision of $1.9 million, as compared to a benefit of $64.2 million in 1997, reflects increased taxable income in 1998.

     Key programs implemented in 1998 included improved sales and service programs to meet the changing demands of today's busy customers. We also introduced a premium brand of service for our commercial customers, Acurid-SM-; related activities included the opening of additional commercial branches, improved service technology, expanded guarantees, and new vehicle and uniform identification. As a result of these programs, we achieved strong gains in customer base and revenues in this division.

     We implemented aggressive changes in sales policies, treatment standards and guarantees offered in termite control. These internal enhancements, along with extensive reinspection, retreatment and repair programs, in conjunction with the establishment of our national quality control department, allow us to more effectively provide termite control service to all our new and existing customers. These termite remediation expenditures in 1998 were charged against the Accrual for Termite Contracts. We provided an advanced termite training course, developed exclusively by the Company in partnership with Texas A&M, to Orkin employees who have previously completed both in-branch and classroom termite control training. This program provides the best termite training in the industry.

     We began an evaluation of our management information systems in 1998 to improve communications with the branches and strengthen management reporting and focus. These improvements will provide branch managers with timely, key data needed to more efficiently manage daily operations.

     Through the investments made in 1998 and the successes we have seen to date in regards to increased sales, improved customer service and satisfaction, and improved employee retention, we believe that the Company is better positioned for long-term growth in customer base, revenues and profits. The quarter-over-quarter improvement in revenue and profit achieved in the fourth quarter provides positive momentum for 1999.

CONTINUING OPERATIONS -   1997 VERSUS 1996

     The Company's revenues increased 1.1% over 1996 due primarily to increases in customer base and recurring pest control and termite renewal revenues, partially offset by the continuing decrease in termite sales revenue resulting from a disappointing termite season in 1997 and restrictive changes in sales policies in response to rising termite claims. The shortfall in termite sales, increased insurance costs and termite claims, and other operating expense increases correspondingly impacted income.

     Programs in development during 1997 were designed to address customer retention issues and to explore alternative sales and service strategies. Test results for those programs were favorable, and they were expanded nationwide in 1998. Additionally, the field management organization was strengthened via the reorganization of three previous residential divisions into six new geographic divisions.

     Over the past several years, the termite treatment segment of the pest control industry has faced great challenges in solving property owners' termite problems. Some of the reasons for the increased difficulty in protecting structures have been changes in building practices and materials that have increased the property owners' potential for termites; the negative impact of post-Chlordane termiticides, which may only last for a few years instead of decades; and laws and regulations restricting certain retreatment practices. All of the above factors have caused termite service providers to experience elevated levels of termite claims.

     The Company responded to these industry-wide conditions by undertaking broad changes in its own termite processes. New quality control and field training programs, more thorough communication to customers concerning conducive conditions, and restrictions on the sale of certain structures were initiated during mid-1997.

     As a result of the factors described above and new information which became available in 1997, a Provision for Termite Contracts of $117.0 million was recorded related to the anticipated costs of reinspections, repair obligations, and associated labor, chemicals, and other costs incurred relative to termite work performed prior to December 31, 1997.

     The termite protection guarantee period on new sales was also changed in order to bring warranties for our customers more in line with the confirmed effectiveness of the newer termiticide chemicals that have been used since 1987.

     During the fourth quarter of 1997, an additional $15.0 million was provided for estimated liabilities related to the Company's self-insurance program for automobile, workers' compensation, and general liability. Additionally, reserves for bad debts were strengthened by $8.0 million during the fourth quarter.

DISCONTINUED OPERATIONS

     In 1997, the Company estimated its liabilities associated with its divested operations and recorded a Gain on Disposal, net of taxes, of $106.1 million on the sales of the Orkin Lawn Care and Plantscaping businesses and the Rollins Protective Services division. These divestitures were completed as part of the Company's shift towards a single operational focus on its core pest control business. In the fourth quarter of 1998, the Company recorded an additional gain, net of taxes, of $3.4 million as a result of the reevaluation of the Company's liabilities for costs associated with these discontinued operations.

YEAR 2000 ISSUES

     Aware that the Year 2000 (Y2K) information technology programming issue could have a significant potential impact on its future operations and financial reporting, the Company began its assessment and remediation processes in 1997 regarding its primary financial and operating systems. The Company's assessment activities have included (1) identifying all software and operating systems - both information technology (IT) systems and non-IT systems with embedded technology - which are critical to operations and/or financial reporting, (2) testing of such software and systems for Y2K compliancy, and (3) obtaining assurances from the Company's vendors and its large commercial customers. The Company's remediation activities have included replacing certain software and operating systems, followed by testing to ensure the Y2K compliancy of the replacements.

     Based on its assessment and remediation activities to date, the Company believes that its critical internal software and operating systems are Y2K compliant with the exception of its bad debt collection system, its branch personal computers (PCs), and its commercial division's national accounts system. The Company's bad debt collection system is currently being updated and is expected to be Y2K compliant by the end of the first quarter 1999, and the branch PCs are expected to be replaced by the end of the second quarter 1999. The Company is currently formulating an information technology plan for its national accounts system. This plan is expected to be finalized by the end of the first quarter 1999, and any necessary remediation efforts are expected to be concluded by the end of 1999. The total cost of Y2K expenditures to date as of December 31, 1998 was approximately $19.0 million; the remaining Y2K remediation costs are anticipated to be approximately $1.0 million.

     Based on assurances from the majority of its vendors and large commercial customers to date, the Company does not anticipate any material Y2K impact on its operations or financial reporting at this time. The Company believes that the worst case scenario will be some minor nuisances experienced by a small number of its branches in January 2000.

     The Company expects to have contingency plans in place by the end of 1999 that address potential short-term business disruptions resulting from losses of electricity and system malfunctions related to the ordering and delivering of operating supplies and the printing of sales orders.

FINANCIAL CONDITION

                                                                                   % Change From Prior Year
                                                                                       Increase/(Decrease)
(DOLLARS IN THOUSANDS)            1998              1997              1996               1998       1997
--------------------------------------------------------------------------------------------------------------
Cash and Short-Term
     Investments                  $1,244         $ 125,842         $ 12,150
Marketable Securities            110,229            75,037           84,785
                                 ------------------------------------------
                                 111,473           200,879           96,935              (44.5)%       107.2%

Working Capital                   84,015           170,900          117,176              (50.8)         45.8
Current Ratio                        1.7               2.3              2.7              (26.1)        (14.8)
Total Assets                     327,265           432,680          296,656              (24.4)         45.9
----------------------------------------------------------------------------------------------------------------------

     Rollins, Inc.'s financial position remains solid. The Company believes its current cash balances and future cash flows from operating activities will be sufficient to finance its current operations and obligations, and fund expansion of the business for the foreseeable future. The Company's cash flow used in operating activities was $679,000 for 1998 compared with cash flow provided of $5.7 million and $51.9 million for 1997 and 1996, respectively. The 1998 decrease resulted from working capital changes related primarily to lower divestiture and remediation liabilities, partially offset by higher income from continuing operations, adjusted for non-cash items. The 1997 decrease was due primarily to decreased income.

     Interest income increased 18.4% due to the increase in average funds invested in short-term investments and marketable securities, largely from the 1997 divestitures.

     Net trade receivables decreased $6.8 million in 1998, due primarily to decreased financed termite sales. Trade receivables include amounts due subsequent to one year from the balance sheet date, approximating $9.0 million and $13.9 million at the end of 1998 and 1997, respectively.

     The Company invested $13.9 million in capital expenditures and acquisitions in 1998 and expects to invest between $30 and $40 million in 1999, inclusive of improvements to its management information systems. A total of $16.1 million was paid in cash dividends in 1998. In the fourth quarter of 1998, regular quarterly dividends were reduced from 15 cents per share to 5 cents per share to better balance the relationship between earnings, dividends and future stock repurchases. During the year, a total of $56.2 million was paid for repurchases of 2.8 million shares, or 8.3%, of the Company's Common Stock. These repurchased shares were retired in 1998; an additional 1.6 million shares may be repurchased under the current authorization. The capital expenditures, acquisitions, cash dividends and stock repurchases were primarily funded through existing cash balances. The Company maintains a $40.0 million unused line of credit, which is available for future acquisitions and growth, if needed.

     In 1997 and 1998, Orkin received letters from the Federal Trade Commission
(FTC) advising of its investigation of the pest control industry - more specifically, the termite and moisture control practices of the industry--and requesting certain information voluntarily from the Company. Orkin has voluntarily provided the information requested and has advised of the Company's intention to continue to cooperate fully with this investigation. At this point in time, it is too early to determine the impact, if any, of this investigation.

MARKET RISK

     The Company maintains an investment portfolio, comprised of U.S. Government and corporate debt securities, which is subject to interest rate risk exposure. This risk is managed through conservative policies to invest in high-quality obligations. The Company has performed an interest rate sensitivity analysis using a duration model over the near term with a 10% change in interest rates. The Company's portfolio is not subject to material interest rate risk exposure based on this analysis, and no material changes in market risk exposures or how those risks are managed is expected.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of this standard, effective as of January 1, 2000, is not expected to materially impact the results of operations or financial condition of the Company.

FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including without limitation, general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's termite process reforms; climate and weather trends; competitive factors and pricing practices; the Year 2000 programming issue; potential increases in labor costs; uncertainties of litigation; and changes in various government laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
ROLLINS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------

                    At December 31,  (In thousands except share data)         1998               1997
--------------------------------------------------------------------------------------------------------
ASSETS
                    Cash and Short-Term Investments                        $   1,244          $ 125,842
                    Marketable Securities                                    110,229             75,037
                    Trade Receivables, Net                                    42,353             49,166
                    Materials and Supplies                                    13,335             15,010
                    Deferred Income Taxes                                     20,083             24,826
                    Other Current Assets                                      11,864             11,737
                                                                           ---------          ---------
                        Current Assets                                       199,108            301,618

                    Equipment and Property, Net                               35,466             34,639
                    Intangible Assets                                         40,602             39,383
                    Deferred Income Taxes                                     44,369             49,072
                    Other Assets                                               7,720              7,968
                                                                           ---------          ---------
                        Total Assets                                       $ 327,265          $ 432,680
                                                                           ---------          ---------
                                                                           ---------          ---------
_______________________________________________________________________________________________________
LIABILITIES
                    Capital Lease Obligations                              $   3,419          $   3,138
                    Accounts Payable                                          10,890             25,420
                    Accrued Insurance                                         18,348             21,225
                    Accrued Payroll                                           18,400             16,013
                    Unearned Revenue                                          15,210             13,831
                    State Income Taxes Payable                                 7,188             12,057
                    Accrual for Termite Contracts                             25,800             26,000
                    Other Expenses                                            15,838             13,034
                                                                           ---------          ---------
                        Current Liabilities                                  115,093            130,718

                    Capital Lease Obligations                                  6,090              9,239
                    Accrued Insurance                                         38,975             30,878
                    Accrual for Termite Contracts                             66,350             91,000
                    Long-Term Accrued Liabilities                             20,522             25,201
                                                                           ---------          ---------
                        Total Liabilities                                    247,030            287,036
                                                                           ---------          ---------
_______________________________________________________________________________________________________

                    Commitments and Contingencies


STOCKHOLDERS'       Common Stock, par value $1 per share; 99,500,000
EQUITY                  shares authorized;  30,488,741 and 33,279,281
                        shares issued                                         30,489             33,279
                    Earnings Retained                                         49,746            112,365
                                                                           ---------          ---------
                        Total Stockholders' Equity                            80,235            145,644
                                                                           ---------          ---------
                        Total Liabilities and Stockholders' Equity         $ 327,265          $ 432,680
                                                                           ---------          ---------
                                                                           ---------          ---------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME
ROLLINS, INC. AND SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------

Years Ended December 31, (In thousands except per share data)        1998           1997          1996
-----------------------------------------------------------------------------------------------------------
REVENUES
          Customer Services                                        $ 549,136      $ 538,639      $ 532,785
                                                                   ---------      ---------      ---------
COSTS AND EXPENSES
          Cost of Services Provided                                  327,463        362,225        302,929
          Depreciation and Amortization                                8,934          8,382          7,046
          Provision for Termite Contracts                               --          117,000           --
          Sales, General and Administrative                          216,596        227,622        192,669
          Interest Income                                             (8,981)        (7,588)        (5,967)
                                                                   ---------      ---------      ---------
                                                                     544,012        707,641        496,677
                                                                   ---------      ---------      ---------
INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE INCOME TAXES                                         5,124       (169,002)        36,108
                                                                   ---------      ---------      ---------
PROVISION (BENEFIT) FOR INCOME TAXES
          Current                                                     (4,937)         6,021         15,273
          Deferred                                                     6,884        (70,242)        (1,551)
                                                                   ---------      ---------      ---------
                                                                       1,947        (64,221)        13,722
                                                                   ---------      ---------      ---------
INCOME (LOSS) FROM CONTINUING
OPERATIONS                                                             3,177       (104,781)        22,386
                                                                   ---------      ---------      ---------
DISCONTINUED OPERATIONS
          Operating Income, Less Income Tax Expense of
             $119 and $250 in 1997 and 1996, Respectively               --              192            409
          Gain on Disposal, Less Income Tax Expense of
             $2,090 and $70,214 in 1998 and 1997, Respectively         3,410        106,086           --
                                                                   ---------      ---------      ---------
INCOME FROM DISCONTINUED OPERATIONS                                    3,410        106,278            409
                                                                   ---------      ---------      ---------
NET INCOME                                                         $   6,587      $   1,497      $  22,795
                                                                   ---------      ---------      ---------
                                                                   ---------      ---------      ---------
EARNINGS (LOSS) PER SHARE
          Continuing Operations                                    $     .10      $   (3.09)     $     .63
          Discontinued Operations                                        .11           3.13            .01
                                                                   ---------      ---------      ---------
EARNINGS PER SHARE - BASIC AND DILUTED                             $     .21      $     .04      $     .64
                                                                   ---------      ---------      ---------
                                                                   ---------      ---------      ---------



CONSOLIDATED STATEMENTS OF EARNINGS RETAINED
ROLLINS, INC. AND SUBSIDIARIES

---------------------------------------------------------------------------------------------------------

Years Ended December 31, (In thousands except per share data)       1998           1997          1996
---------------------------------------------------------------------------------------------------------
  Balance at Beginning of Year                                   $ 112,365      $ 155,696      $ 224,009
  Net Income                                                         6,587          1,497         22,795
  Cash Dividends                                                   (16,064)       (20,360)       (20,669)
  Common Stock Purchased and Retired                               (53,429)       (24,733)       (24,916)
  Common Stock in Treasury Retired                                    --             --          (45,371)
  Other                                                                287            265           (152)
                                                                 ---------      ---------      ---------
  Balance at End of Year                                         $  49,746      $ 112,365      $ 155,696
                                                                 ---------      ---------      ---------
                                                                 ---------      ---------      ---------
DIVIDENDS PER SHARE                                              $     .50      $     .60      $     .58
                                                                 ---------      ---------      ---------
                                                                 ---------      ---------      ---------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.
                                               13

CONSOLIDATED STATEMENTS OF CASH FLOWS
ROLLINS, INC. AND SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------------------------

Years Ended December 31, (In thousands)                                          1998                 1997               1996
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
             Net Income                                                       $   6,587        $       1,497       $     22,795
             Adjustments to Reconcile Net Income to Net Cash Provided
                by (Used in) Operating Activities:
                         Provision for Termite Contracts                          -                  117,000              -
                         Provision for Self-Insurance Reserves                    -                   15,000              -
                         Provision for Bad Debts                                  -                    8,000              -
                         Depreciation and Amortization                            8,934                8,382              7,046
                         Provision (Benefit) for Deferred Income Taxes            8,974              (69,228)             1,061
                         Discontinued Operations, Net of Taxes                   (3,410)            (106,278)              (409)
                         Other, Net                                               5,121                7,169              3,330
             (Increase) Decrease in Assets:
                         Trade Receivables                                        7,087                7,505              9,313
                         Materials and Supplies                                   1,719               (3,388)              (535)
                         Other Current Assets                                     1,638               (2,034)             4,250
                         Other Non-Current Assets                                 3,044                    -             (3,063)
             Increase (Decrease) in Liabilities:
                         Accounts Payable and Accrued Expenses                  (15,167)              11,608              4,669
                         Unearned Revenue                                         1,379                2,154                525
                         Accrued Insurance                                        5,220                9,629              3,507
                         Accrual for Termite Contracts                          (24,850)                  -                   -
                         Long-Term Accrued Liabilities                           (6,955)              (1,336)              (558)

                                                                              --------------------------------------------------
             Net Cash Provided by (Used in) Operating Activities                   (679)               5,680             51,931

                                                                              --------------------------------------------------
                                                                              --------------------------------------------------
________________________________________________________________________________________________________________________________

INVESTING ACTIVITIES
             Purchases of Equipment and Property                                (10,402)              (8,956)            (8,292)
             Net Cash Used for Acquisition of Companies                          (3,517)              (1,440)            (2,373)
             Net Proceeds from Sale of Discontinued Operations,
               Net of Current Taxes Paid                                            -                156,469                -
             Marketable Securities, Net                                         (35,033)               9,846            (19,661)

                                                                              --------------------------------------------------

             Net Cash Provided by (Used in) Investing Activities                (48,952)             155,919            (30,326)

                                                                              --------------------------------------------------
                                                                              --------------------------------------------------
________________________________________________________________________________________________________________________________
FINANCING ACTIVITIES
             Dividends Paid                                                     (16,064)             (20,360)           (20,669)
             Common Stock Purchased and Retired                                 (56,195)             (26,083)           (26,200)
             Proceeds from Capital Leases                                           -                   -                 5,500
             Payments on Capital Leases                                          (2,868)              (2,521)            (1,314)
             Other                                                                  160                  300                420

                                                                              --------------------------------------------------
             Net Cash Used in Financing Activities                              (74,967)             (48,664)           (42,263)
                                                                              --------------------------------------------------

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                              -                    757               (815)
                                                                              --------------------------------------------------

Net Increase (Decrease) in Cash
              and Short-Term Investments                                       (124,598)             113,692            (21,473)
Cash and Short-Term Investments
              at Beginning of Year                                              125,842               12,150             33,623
                                                                              --------------------------------------------------
Cash and Short-Term Investments
              at End of Year                                                  $   1,244        $     125,842       $     12,150
                                                                              --------------------------------------------------
                                                                              --------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996, ROLLINS, INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------

1.SIGNIFICANT ACCOUNTING POLICIES

   BUSINESS DESCRIPTION - Rollins, Inc. (the Company) is a national service company with headquarters located in Atlanta, Georgia, providing pest control and termite control services to both residential and commercial customers.

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." As the Company has only one reportable segment - its pest and termite control business - the majority of the disclosures required by SFAS 131 do not apply to the Company. In regard to the general disclosures required by SFAS 131, the Company's results of operations and its financial condition are not significantly reliant upon any single customer or the Company's foreign operations.

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements of the Company include the accounts of Rollins, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

   ESTIMATES USED IN THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

   EQUIPMENT AND PROPERTY - Depreciation and amortization, which includes the amortization of assets recorded under capital leases, are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, 10 to 40 years; and furniture, fixtures, and operating equipment, 3 to 10 years. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred.

   INSURANCE - The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. These estimated outstanding claims have been reflected in the Consolidated Statements of Financial Position in the line items entitled Accrued Insurance.

   ADVERTISING - Advertising expenses are charged to income during the year in which they are incurred. The total advertising costs were approximately $27.5 million in 1998 and 1997, and $26.3 million in 1996.

   INCOME TAXES - The Company follows the practice of providing for income taxes based on Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns.

   EARNINGS PER SHARE - In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (EPS), which requires companies to present basic EPS and diluted EPS. Basic EPS is computed on the basis of weighted-average shares outstanding. Diluted EPS is computed on the basis of weighted-average shares outstanding plus common stock options outstanding during the year which, if exercised, would have a dilutive effect on EPS. Basic and diluted EPS are the same for all years reported.

   A reconciliation of the number of weighted-average shares used in computing basic and diluted EPS is as follows:


(IN THOUSANDS)                     1998           1997           1996
------------------------------------------------------------------------
Basic EPS                           31,973         33,896         35,478
Effect of Dilutive
  Stock Options                         30             28             46
                                ----------       --------     ----------
Diluted EPS                         32,003         33,924         35,524
                                ----------       --------     ----------
                                ----------       --------     ----------

   STOCK-BASED COMPENSATION - During 1996, the Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted by SFAS 123, the Company continues to account for employee stock compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".
See Note 9 to the consolidated financial statements for additional information.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996, ROLLINS, INC. AND SUBSIDIARIES


   COMPREHENSIVE INCOME - In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. For the years ended December 31, 1998, 1997 and 1996, comprehensive income is not materially different from net income and, as a result, the impact of SFAS 130 is not reflected in the Company's consolidated financial statements.

   RECLASSIFICATIONS - Certain amounts for previous years have been reclassified to conform with the 1998 consolidated financial statement presentation.

2. CHANGES  IN  ACCOUNTING ESTIMATES
   In the fourth quarter of 1997, the Company made certain changes in accounting estimates totaling $23.0 million due to 1997 events and new information becoming available. The Company's provision for its self-insurance program for automobile, workers' compensation, and general liability was increased by $15.0 million. This provision has been reflected in the Consolidated Statements of Income in the line item entitled Cost of Services Provided. The provision for bad debts was also increased by $8.0 million and has been reflected in the Consolidated Statements of Income in the line item entitled Sales, General and Administrative.

   In the fourth quarter of 1997, a provision for termite contracts of $117.0 million was recorded related to the estimated costs of reinspections, reapplications, repair claims and associated labor, chemicals, and other costs incurred relative to termite work performed prior to December 31, 1997. These anticipated costs reflected the Company's response to current trends in the termite treatment area of its operations and the pest control industry. The provision was reflected in the 1997 Consolidated Statements of Income in the line item entitled Provision for Termite Contracts. The related liabilities at December 31, 1998 and 1997, reflecting the estimated costs incurred but as yet unpaid related to termite work performed prior to these dates, have been reflected in the Consolidated Statements of Financial Position in the line items entitled Accrual for Termite Contracts.

3.   DISCONTINUED OPERATIONS

   In October 1997, the Company sold its Rollins Protective Services (RPS) business segment for approximately $200.0 million in cash. In July 1997, the Company sold its Lawn Care and Plantscaping divisions for approximately $37.0 million in cash. In 1997, the Company estimated its liabilities associated with these divested operations and recorded a gain from the sales of RPS and the Lawn Care and Plantscaping divisions of $106.1 million, net of taxes. In the fourth quarter of 1998, the Company reevaluated its liabilities associated with these divested operations and recorded an additional gain of $3.4 million, net of taxes.

   The Company's results of operations for the years ended December 31, 1997 and 1996 have been restated for the divestitures of the RPS business segment and the Lawn Care and Plantscaping divisions. The results of operations of these divested operations and the gains on their disposal have been reflected in the Consolidated Statements of Income in the section entitled Discontinued Operations.

   Summarized financial information for the discontinued operations is as follows:


(IN THOUSANDS)                              1997          1996
-----------------------------------------------------------------
Revenues                                $  64,721       $ 94,646
Income Before
  Income Taxes                                311            659
Net Income                                    192            409
Assets                                        -           35,321
Liabilities                                   -           12,127
Net Assets of  Discontinued
      Operations                        $     -        $  23,194


4.  TRADE  RECEIVABLES

   Trade receivables, net, at December 31, 1998, totaling $42.4 million and at December 31, 1997, totaling $49.2 million are net of allowances for doubtful accounts of $5.3 million and $9.3 million, respectively. Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. These amounts were approximately $9.0 million and $13.9 million at the end of 1998 and 1997, respectively. The carrying amount of installment receivables approximates fair value because the interest rates approximate market rates.

 5.  EQUIPMENT AND PROPERTY

   Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

(IN THOUSANDS)                          1998                 1997
-----------------------------------------------------------------

Buildings                                  $  9,759       $ 7,584
Operating Equipment                          44,805        42,163
Furniture and Fixtures                        8,542         9,790
Computer Equipment Under
   Capital Leases                             8,736         8,736
                                         ------------    -----------
                                             71,842        68,273
Less - Accumulated
   Depreciation                              39,704        37,002
                                         ------------    -----------
                                             32,138        31,271
Land                                          3,328         3,368
                                         ------------    -----------
                                            $35,466       $34,639
                                         ------------    -----------
                                         ------------    -----------

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996, ROLLINS, INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------

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

7.  INCOME TAXES

   A reconciliation between taxes computed at the statutory rate on the Income
(Loss) From Continuing Operations Before Income Taxes and the Provision (Benefit) for Income Taxes is as follows:


(IN THOUSANDS)                 1998            1997          1996
-----------------------------------------------------------------
Federal Income Taxes
   at Statutory Rate        $ 1,595     $ (64,680)    $12,790
State Income Taxes
   (Net of Federal Benefit)     367           268       1,368
Other                           (15)          191        (436)
                            --------    ---------     -----------
                            $ 1,947     $ (64,221)     $13,722
                            --------    ---------     -----------
                            --------    ---------     -----------

   The Provision (Benefit) for Income Taxes was based on a 38.0% estimated effective income tax rate on Income (Loss) From Continuing Operations Before Income Taxes for the years ended December 31, 1998, 1997 and 1996. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state income taxes.

   During 1998, the Company received a refund of income taxes of $2.4 million, net of payments. Income taxes remitted, related to both continuing and discontinued operations, were $85.2 million and $9.4 million for the years ended December 31, 1997 and 1996, respectively.

  Components of the net deferred income tax assets (liabilities) at December 31, 1998 and 1997 include:


(IN THOUSANDS)               1998                1997
-----------------------------------------------------

Termite Accrual              $40,125          $ 49,720
Insurance Reserves            31,909            34,629
Safe Harbor Lease            (11,449)          (14,128)
Other                          3,867             3,677
                            ---------         ---------
                            $ 64,452           $73,898
                            ---------         ---------
                            ---------         ---------


8. COMMITMENTS AND CONTINGENCIES

   The Company has capitalized lease obligations and several operating leases. The minimum lease payments under the capital leases and non-cancelable operating leases with terms in excess of one year, in effect at December 31, 1998, are summarized as follows:


                                   Capitalized      Operating
(In Thousands)                     Leases           Leases
--------------------------------------------------------------
1999                              $ 3,918          $ 18,989
2000                                3,918            14,736
2001                                2,231             9,157
2002                                  303             7,219
2003                                   -              6,272
Thereafter                             -             38,611
                                 ---------        ------------
                                   10,370          $ 94,984
                                                  ------------
                                                  ------------
Amount Representing Interest         (861)
                                 ---------
Present Value of Obligation         9,509

Portion Due Within One Year        (3,419)
                                 ---------

Long-Term Obligations              $6,090
                                 ---------
                                 ---------

   Total rental expense under operating leases charged to operations was $25.4 million, $23.5 million, and $22.2 million for the years ended December 31, 1998, 1997 and 1996, respectively.

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

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996, ROLLINS, INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------

9. EMPLOYEE BENEFIT PLANS

   The Company maintains a noncontributory tax-qualified defined benefit retirement plan (the Plan) covering all employees meeting certain age and service requirements. The Plan provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plan with at least the minimum amount required by ERISA. The funded status of the Plan and the resulting accrued benefit liability are summarized as follows at December 31:

(IN THOUSANDS)                                 1998           1997
------------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATION
Benefit Obligation at
   Beginning of Year                      $66,908     $57,309
Service Cost                                3,611       3,221
Interest Cost                               5,182       4,437
Actuarial Loss                              4,258       4,576
Benefits Paid                              (2,671)     (2,635)
                                        -----------   ---------
Benefit Obligation at
   End of Year                             77,288      66,908
                                        -----------   ---------

CHANGE IN PLAN ASSETS
Fair Value of Plan Assets at
   Beginning of Year                       59,741      54,876
Actual Return on
   Plan Assets                              6,188       7,500
Benefits Paid                             (2,671)      (2,635)
                                        -----------   ---------
Fair Value of Plan Assets at
   End of Year                            63,258       59,741
                                        -----------   ---------

Funded Status                            (14,030)      (7,167)
Unrecognized Net
   Actuarial Loss                          8,621        5,485
Unrecognized Prior
   Service Cost                             (226)        (262)
                                        -----------   ---------
Accrued Benefit Liability             $   (5,635)    $ (1,944)
                                        -----------   ---------
                                        -----------   ---------


   Accrued benefit liabilities at December 31, 1998 and 1997 of $5.6 million and $1.9 million, respectively, have been reflected in the Consolidated Statements of Financial Position in the line item entitled Other Expenses.

   The weighted-average assumptions as of December 31 were as follows:

(IN THOUSANDS)                   1998            1997          1996
----------------------------------------------------------------------

Discount Rate                    7.0%           7.5%         7.5%
Expected Return on
   Plan Assets                   9.5%           9.5%         9.5%
Rate of Compensation
   Increase                      4.0%           4.5%         4.5%

   The components of net periodic benefit cost for the past three years are summarized as follows:


(IN THOUSANDS)                        1998        1997        1996
------------------------------------------------------------------

Service Cost                        $ 3,611     $ 3,221     $3,141
Interest Cost                         5,182       4,437      4,081
Expected Return on
 Plan Assets                         (5,269)     (5,007)    (4,615)
Net Amortizations:
     Amortization of Net
        Asset                           -          (575)    (1,150)
     Amortization of Net
        Loss                            203         -          -
     Amortization of Net Prior
        Service Cost                    (36)        (31)       (31)
                                   ---------    ---------   -----------
Net Periodic Benefit Cost          $  3,691     $ 2,045     $1,426
                                   ---------    ---------   -----------
                                   ---------    ---------   -----------

  In 1998, the Company adopted Financial Accounting Standards Board No. 132 (SFAS 132), "Employers' Disclosures About Pensions and Other Postretirement Benefits." The 1997 and 1996 amounts shown in the tables above have been restated in accordance with the disclosures required by SFAS 132.

   At December 31, 1998, the Plan's assets were comprised of listed common stocks and U.S. Government and corporate securities. Included in the assets of the Plan were shares of Rollins, Inc. Common Stock with a market value of $5.3 million.

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996, ROLLINS, INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------


   The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The charges to expense for the Company match were approximately $1.5 million in 1998, $1.7 million in 1997, and $1.6 million in 1996.

   The Company has two Employee Incentive Stock Option Plans, the first adopted in January 1994 (1994 Plan) and the second adopted in April 1998 (1998 Plan) as a supplement to the 1994 Plan. An aggregate of 3.0 million shares of Common Stock may be granted under various stock incentive programs sponsored by these plans, at a price not less than the market value of the underlying stock on the date of grant. Options may be issued under the 1994 Plan and the 1998 Plan through January 2004 and April 2008, respectively, and expire ten years from the date of grant, if not exercised.

   Options are also outstanding under a prior Employee Incentive Stock Option Plan (1984 Plan). Under this plan, 1.2 million shares of Common Stock were subject to options granted during the ten-year period ended October 1994. The options were granted at the fair market value of the shares on the date of grant and expire ten years from the date of grant, if not exercised. No additional options will be granted under the 1984 Plan.

    Option transactions during the last three years for the 1998, 1994 and 1984 Plans are summarized as follows:


                                  1998             1997           1996
--------------------------------------------------------------------------------
Number of Shares Under Stock Options:
  Outstanding at Beginning
    of Year                     359,785        300,132        257,611
  Granted                       890,000        197,600         75,000
  Exercised                      (3,550)        (7,657)        (5,037)
  Cancelled                    (101,615)      (130,290)       (27,442)
                              -----------    -----------    --------------
Outstanding at End
    of Year                   1,144,620        359,785        300,132
Exercisable at End
    of Year                     106,960         80,405         92,458

Weighted-Average Exercise Price:
    Granted                     $ 19.69        $ 19.25        $ 20.87
    Exercised                     13.18          12.47          12.95
    Cancelled                     20.77          22.57          24.47
    Outstanding at End
         of Year                  20.42          22.29          24.18
    Exercisable at End
         of Year                  23.40          23.31          21.40
                              -----------    -----------    --------------
                              -----------    -----------    --------------

   Information with respect to options outstanding and options exercisable at December 31, 1998 is as follows:

                                         Average
                                        Remaining
Exercise               Number           Contractual          Number
Price                Outstanding          Life             Exercisable
------------------------------------------------------------------------
 $12.25                    3,180          1.08  years           3,180
  13.25                   11,740          2.08                 11,740
  19.08                    4,200          3.08                  4,200
  25.50                    3,100          4.08                  3,100
  28.38                  103,600          5.08                 54,480
  24.25                    5,000          6.08                  1,800
  20.88                   47,000          7.08                  6,960
  19.25                  136,800          8.08                 21,500
  19.69                  830,000          9.33                      -
--------             -----------        --------------      -------------

                       1,144,620                              106,960
--------             -----------        --------------      -------------
--------             -----------        --------------      -------------

   The Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date of its stock options granted in 1998, 1997 and 1996 under SFAS 123 (See Note 1 to the consolidated financial statements), the Company's net income, as disclosed on the Consolidated Statements of Income, would have been reduced by approximately $578,000 in 1998, $103,000 in 1997 and $45,000 in 1996. Earnings per share would have been reduced by $.02 in 1998, with no earnings per share effect in 1997 and 1996.

   The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $6.07, $5.34 and $6.37, respectively, on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                 1998        1997       1996
--------------------------------------------------------------------------------
Risk-Free Interest Rate         6.04%       5.69%       5.63%
Expected Life, in Years            8           8           8
Expected Volatility            23.22%      18.55%      21.44%
Expected Dividend Yield         2.37%       2.17%       1.99%
--------------------------------------------------------------------------------

REPORT OF MANAGEMENT

To the stockholders of Rollins, Inc.:

           We have prepared the accompanying financial statements and related information included herein for the years ended December 31, 1998, 1997, and 1996. The opinion of Arthur Andersen LLP, the Company's independent accountants, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles, appropriate in the circumstances, based on our best estimates and judgements and giving due consideration to materiality.

           Rollins, Inc. maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent accountants. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefit to be derived. We believe the Company's system provides this appropriate balance.

           The Board of Directors pursues its review and over sight role for these financial statements through an Audit Committee composed of three outside directors. The Audit Committee's duties include recommending to the Board of Directors the appointment of an independent accounting firm to audit the financial statements of Rollins, Inc. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal and independent auditors and reviews the work of each to insure that their respective responsibilities are being carried out and to discuss related matters. Both the internal and independent accountants have direct access to the Audit Committee.


/s/ R. Randall Rollins                              /s/ Harry J. Cynkus
--------------------------                          -------------------------
R. Randall Rollins                                  Harry J. Cynkus
CHAIRMAN OF THE BOARD AND                           CHIEF FINANCIAL OFFICER
CHIEF EXECUTIVE OFFICER                             AND TREASURER

Atlanta, Georgia
February 16, 1999

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholders of Rollins, Inc.:

           We have audited the accompanying statements of financial position of Rollins, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1998 and 1997 and the related statements of income, earnings retained and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on the financial statements based on our audits.

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

           In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP

Atlanta, Georgia
February 16 , 1999

----------------------------------------------------------------------------




                               Board of Director's
                                   Photograph







----------------------------------------------------------------------------
(Standing from left): James B. Williams, Gary W. Rollins, John W. Rollins and Henry B. Tippie;
(Seated from left): R. Randall Rollins,  Bill J. Dismuke and Wilton Looney.


DIRECTORS
John W. Rollins
Chairman of the Board and Chief
Executive Officer of
Rollins Truck Leasing
Corp. (vehicle leasing and
transportation),
Chairman of the Board of
Dover Downs
Entertainment, Inc.
(entertainment complex)

Henry B. Tippie         U
Chairman of the Board and Chief
Executive Officer of
Tippie Services, Inc.
(management
services)

R. Randall Rollins          *
Chairman of the Board and Chief
Executive Officer of Rollins,
Inc., Chairman
of the Board and Chief
Executive Officer
of RPC, Inc. (oil and gas
field services,
and boat
manufacturing)

Wilton Looney           U
Honorary Chairman of the Board
of Genuine Parts Company
(automotive parts distributor)

James B. Williams        U
Chairman of the Executive Committee of
SunTrust Banks, Inc. (bank holding company)

Gary W. Rollins          *
President and Chief
Operating
Officer of Rollins,
Inc.

Bill J. Dismuke
Retired President of
Edwards
Baking Company

  *   Member of the
      Executive
      Committee
  U   Member of the Audit
      and Compensation Committees

OFFICERS
R. Randall Rollins
Chairman of the Board and Chief
Executive Officer

Gary W. Rollins
President and
Chief
Operating Officer

Harry J. Cynkus
Chief Financial Officer and
Treasurer

Michael W. Knottek
Vice President and
Secretary



STOCKHOLDERS'
INFORMATION

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 9:30 a.m. Tuesday, April 27, 1999, at the Company's corporate offices in Atlanta, Georgia

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

DIVIDEND REINVESTMENT PLAN
This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact SunTrust Bank, at the above address or write to the Chief Financial
Officer at the Company's mailing address.

FORM 10-K
The Company's annual report on Form 10-K to the Securities and Exchange Commission provides certain additional information. Stockholders may obtain a copy by contacting the Chief Financial
Officer at the Company's mailing address.

CORPORATE OFFICES
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

MAILING ADDRESS
Rollins, Inc.
P.O. Box 647
Atlanta, Georgia 30301

TELEPHONE
(404) 888-2000


                                      21