Form 10-K, Exhibit 13
period 1999-12-31
ROLLINS INC
filed 2000-03-20
CIK 84839

Exhibit 13




ROLLINS, INC. AND SUBSIDIARIES

      (In thousands except per share data)                 1999             1998           1997           1996           1995
     -------------------------------------------------------------------------------------------------------------------------

      OPERATIONS SUMMARY

          Revenues                                    $ 586,639        $ 549,136      $ 538,639      $ 532,785      $ 529,788

          Income (Loss) from Continuing
              Operations After Income Taxes               7,150            3,177       (104,781)        22,386         38,661

          Income From Discontinued
              Operations After Income Taxes                   -            3,410        106,278            409            616

          Net Income                                      7,150            6,587          1,497         22,795         39,277

          Earnings (Loss) Per Share
              Continuing Operations                         .24              .10          (3.09)           .63           1.08
              Discontinued Operations                         -              .11           3.13            .01            .02
                                                   ---------------------------------------------------------------------------
              Basic and Diluted                             .24              .21            .04            .64           1.10

          Dividends per Share                               .20              .50            .60            .58            .56


      FINANCIAL POSITION
          Total Assets                                $ 312,940        $ 327,265      $ 432,680      $ 296,656      $ 306,111
          Noncurrent Capital Lease Obligations            2,450            6,090          9,239         12,163          7,422
          Long-Term Debt                                  5,328                -              -              -              -
          Stockholders' Equity                           71,790           80,235        145,644        190,290        214,318
          Shares Outstanding at Year-End                 29,881           30,489         33,279         34,594         35,858
     -------------------------------------------------------------------------------------------------------------------------


Rollins, Inc. is one of the nation's largest consumer services companies. Through its wholly-owned subsidiary, Orkin Exterminating Company, Inc., the Company provides essential pest control services and protection against termite damage, rodents and insects to approximately 1.7 million residential and commercial customers. Orkin serves customers in the United States, Canada and Mexico from over 400 locations. You can learn more about Orkin by visitng our Web site at www.orkin.com.

QUARTERLY INFORMATION
ROLLINS, INC. AND SUBSIDIARIES


STOCK PRICES AND DIVIDENDS
(Rounded to the nearest 1/16)

                             Stock Prices       Dividends                                   Stock Prices        Dividends
  1999                     High         Low          Paid        1998                      High         Low          Paid

------------------------------------------------------------------------------------------------------------------------------------
  First Quarter         $17 3/4     $14 3/4          $.05        First Quarter          $21 5/8     $19 1/2          $.15
  Second Quarter         17 3/8      15 1/2           .05        Second Quarter          21 1/8      19 1/2           .15
  Third Quarter          17 1/8      15 5/16          .05        Third Quarter           20 7/8      16 7/8           .15
  Fourth Quarter         16 3/4      14 3/4           .05        Fourth Quarter          17 7/8      15 1/4           .05
------------------------------------------------------------------------------------------------------------------------------------

The number of stockholders of record as of December 31, 1999 was 2,759.


PROFIT AND LOSS INFORMATION
(In thousands except per share data)                         First              Second                   Third               Fourth
------------------------------------------------------------------------------------------------------------------------------------
  1999
  Revenues                                               $ 129,886           $ 162,342               $ 154,102            $ 140,309
  Income (Loss) from Continuing Operations                     467               7,623                   1,432               (2,372)
  Income from Discontinued Operations                            -                   -                       -                    -
  Net Income (Loss)                                            467               7,623                   1,432               (2,372)
  Earnings (Loss) per Share
     Continuing Operations                                     .02                 .25                     .05                 (.08)
     Discontinued Operations                                     -                   -                       -                    -
                                                         ---------------------------------------------------------------------------
     Basic and Diluted                                         .02                 .25                     .05                 (.08)

------------------------------------------------------------------------------------------------------------------------------------
  1998
  Revenues                                               $ 122,965           $ 155,050               $ 144,493            $ 126,628
  Income (Loss) from Continuing Operations                  (1,764)              6,913                     880               (2,852)
  Income from Discontinued Operations                            -                   -                       -                3,410
  Net Income (Loss)                                         (1,764)              6,913                     880                  558
  Earnings (Loss) per Share
     Continuing Operations                                    (.05)                .21                     .03                 (.09)
     Discontinued Operations                                     -                   -                       -                  .11
                                                         ---------------------------------------------------------------------------
     Basic and Diluted                                        (.05)                .21                     .03                  .02

------------------------------------------------------------------------------------------------------------------------------------
  1997
  Revenues                                               $ 126,951           $ 154,371               $ 140,287            $ 117,030
  Income (Loss) from Continuing Operations                   5,095               6,219                 (11,863)            (104,232)
  Income from Discontinued Operations                           49                 100                   9,529               96,600
  Net Income (Loss)                                          5,144               6,319                  (2,334)              (7,632)
  Earnings (Loss) per Share
     Continuing Operations                                     .15                 .19                    (.36)               (3.07)
     Discontinued Operations                                     -                   -                     .29                 2.84
                                                         ---------------------------------------------------------------------------
     Basic and Diluted                                         .15                 .19                    (.07)                (.23)

------------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
ROLLINS, INC. AND SUBSIDIARIES


RESULTS OF OPERATIONS

                                                                                                            % Change From Prior Year
                                                                                                              Increase (Decrease)
                                                                                                           -------------------------
(In thousands)                                     1999               1998               1997               1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                      $ 586,639          $ 549,136          $ 538,639                6.8%               1.9%

Income (Loss) From Continuing
 Operations After Income Taxes                    7,150              3,177           (104,781)             125.1              103.0

Income From Discontinued
 Operations After Income Taxes                        -              3,410            106,278             (100.0)             (96.8)

Net Income                                        7,150              6,587              1,497                8.5              340.0
------------------------------------------------------------------------------------------------------------------------------------

GENERAL OPERATING COMMENTS
During the year, the Company expanded its presence in the pest and termite control industry through several strategic acquisitions. These acquisitions, along with the Company's continued emphasis on building recurring revenue and a further expansion of its commercial operations, led to an increase in revenues of 6.8%, the highest annual revenue growth in six years. The financial results for the fourth quarter 1999 represent the seventh consecutive quarter-over-quarter improvements in both revenues and income from continuing operations. Income from continuing operations for the year ended December 31, 1999 increased to $7.2 million, a 125.1% increase over the prior year. This improvement is primarily the result of the success of our new selling and treatment programs and acquisition activity.
     The acquisitions of PRISM, the nation's fourth largest commercial pest control company; Redd Pest Control Company, Inc., a premier pest control provider in the Southeastern United States; and PCO Services, Inc. (PCO), Canada's leading pest control company, have clearly established the Company as the largest commercial pest control provider in North America. In addition to strategic acquisitions, the Company and Johnson Wax Professional entered into a joint venture, Acurid Retail Services, L.L.C., created to sell and provide pest elimination services to customers in the retail market.

CONTINUING OPERATIONS - 1999 VERSUS 1998
Revenues from both the Company's pest and termite control operations experienced increases during the year. Factors contributing to the Company's overall 6.8% revenue growth were increases in customer base and average sales price.
     The Company's continued efforts to provide services that best fit our customers' needs, along with the positive impact of acquisitions, have led to an increase in our residential and commercial pest control customer base.
     The increase in termite control revenue is primarily a result of our new service offering of directed liquid in conjunction with termite baiting. Management believes this new treatment technique also creates the potential for new recurring revenue as a result of the periodic monitoring of the termite baiting stations. Termite baiting was implemented in selected markets during the year, and is scheduled to be offered Company-wide in 2000.
     Cost of Services Provided was approximately $14.1 million higher than the prior year but improved to represent 58.2% of revenues compared to 59.6% for the prior year. This improvement as a percentage of revenues was primarily due to lower termite claim provisions, lower operating insurance costs and lower material and supply costs as well as better leveraging of fixed costs due to higher revenues.
     Sales, General and Administrative expenses increased $9.1 million but decreased as a percent of revenues to 38.1% compared to 39.0% for the prior year. This improvement as a percentage of revenues resulted primarily from better leveraging of our fixed costs due to higher revenues and improved efficiencies in sales, fleet and telephone costs. These cost savings were partially offset by additional costs related to various new service and marketing programs throughout the Company.
     Interest Income declined $5.9 million or 66.1% during the year primarily due to a decrease in invested funds over the prior year. The decrease in invested funds resulted primarily from the conversion of investments to cash to fund acquisitions.
     The Company's net tax provision of $4.4 million, as compared to $1.9 million in 1998, reflects increased taxable income in 1999.
     New programs scheduled for 2000 include expanded customer preferred service alternatives and the continued use of technological advances. Focus, our new centralized computer system, should improve information flow to and from the branches and the home office. The Company also plans to improve the logistics of operations by introducing new routing and scheduling software and a new vehicle tracking software application which will assist the technicians in becoming more efficient, productive and safe.
     The Company's financial results for 1999, along with consecutive quarterly improvements and new operational programs, present an encouraging outlook for 2000.

CONTINUING OPERATIONS - 1998 VERSUS 1997
The Company's 1.9% increase in revenues in 1998 was due primarily to growth in recurring pest control revenue resulting from the success of our more consumer-friendly selling and treatment programs and to an increase in termite renewal

ROLLINS, INC. AND SUBSIDIARIES

revenue resulting from higher average renewal prices. Revenue was also impacted positively by the Company's ten pest control acquisitions in 1998, including two companies in Canada. These revenue increases were partially offset by a decline in termite sales revenue caused by placing our emphasis on changing contracts and sales practices that were initiated in response to the capabilities of modern-day termiticides, new building materials and construction practices.
     Cost of Services Provided decreased in 1998 on both a dollar and percentage of revenues basis, primarily due to reductions in termite claims experience and operating insurance costs. Sales, General and Administrative expenses also decreased on both a dollar and percentage of revenues basis, primarily due to reduced expenditures related to Year 2000 system modifications and to lower bad debt expense. The Company's net tax provision of $1.9 million, as compared to a benefit of $64.2 million in 1997, reflects increased taxable income in 1998.
     Key programs implemented in 1998 included improved sales and service programs to meet the changing demands of today's busy customers. We also introduced a premium brand of service for our commercial customers, Acuridsm ; related activities included the opening of additional commercial branches, improved service technology, expanded guarantees, and new vehicle and uniform identification. As a result of these programs, we achieved strong gains in customer base and revenues in this division.
     We implemented aggressive changes in sales policies, treatment standards and guarantees offered in termite control. These internal enhancements, along with extensive reinspection, retreatment and repair programs, in conjunction with the establishment of our national quality control department, allow us to more effectively provide termite control service to all our new and existing customers. These termite remediation expenditures in 1998 were charged against the Accrual for Termite Contracts. We provided an advanced termite training course, developed exclusively by the Company in partnership with Texas A&M, to Orkin employees who have previously completed both in-branch and classroom termite control training. This comprehensive program provides the best termite training in the industry.

DISCONTIUED OPERATIONS
In 1997, the Company estimated its liabilities associated with its divested operations and recorded a Gain on Disposal, net of taxes, of $106.1 million on the sales of the Orkin Lawn Care and Plantscaping businesses and the Rollins Protective Services division. These divestitures were completed as part of the Company's shift towards a single operational focus on its core pest control business. In the fourth quarter of 1998, the Company recorded an additional gain, net of taxes, of $3.4 million as a result of the reevaluation of the Company's liabilities for costs associated with these discontinued operations.

YEAR 2000 ISSUES
Aware that the Year 2000 (Y2K) information technology programming issue could have a significant potential impact on its future operations and financial reporting, the Company began its assessment and remediation processes in 1997 regarding its primary financial and operating systems. The Company's assessment activities included (1) identifying all software and operating systems - both information technology (IT) systems and non-IT systems with embedded technology which are critical to operations and/or financial reporting, (2) testing of such software and systems for Y2K compliance, and (3) obtaining assurances from the Company's vendors and its large commercial customers. The Company's remediation activities included replacing certain software and operating systems, followed by testing to ensure the Y2K compliancy of the replacements.
     As of February 16, 2000, the Company has not experienced any material adverse effects as a result of Y2K related problems. Although the Company has not endured any material adverse Y2K effects and does not anticipate any such problems, it is possible that certain Y2K problems may exist but have not yet materialized. The total amount of Y2K expenditures as of December 31, 1999 was approximately $19.5 million. Any additional Y2K expenditures are not expected to have a material impact on the Company's results of operations, cash flows or financial position.

MARKET RISK
The Company maintains an investment portfolio, comprised of U.S. government and corporate debt securities, which is subject to interest rate risk exposure. This risk is managed through conservative policies to invest in high-quality obligations. The Company has performed an interest rate sensitivity analysis using a duration model over the near term with a 10% change in interest rates. The Company's portfolio is not subject to material interest rate risk exposure based on this analysis, and no material changes in market risk exposures or how those risks are managed are expected.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS
In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." In second quarter 1999, the Financial Accounting Standards Board voted to delay the effective date of this standard to fiscal years beginning after June 15, 2000. The adoption of this standard, effective for the Company as of January 1, 2001, is not expected to materially impact the results of operations or financial condition of the Company.

ROLLINS, INC. AND SUBSIDIARIES


Financial Condition

                                                                                                            % Change From Prior Year
                                                                                                              Increase (Decrease)
                                                                                                           -------------------------
(Dollars in thousands)                             1999               1998               1997               1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Cash and Short-Term Investments               $   5,689          $   1,244          $ 125,842
Marketable Securities                            12,967            110,229             75,037
                                             ------------------------------------------------
                                                 18,656            111,473            200,879              (83.3)%           (44.5)%
Current Ratio                                       1.0                1.7                2.3              (41.2)            (26.1)
Total Assets                                    312,940            327,265            432,680               (4.4)            (24.4)
------------------------------------------------------------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES
The Company believes its current cash balances, future cash flows from operating activities and line of credit will be sufficient to finance its current operations and obligations, and fund expansion of the business for the foreseeable future. The Company experienced positive cash flow from operating activities during the year in the amount of $8.2 million. This increase in cash flow is an improvement over cash flow used in operating activities of $679,000 in 1998 and cash flow provided by operating activities of $5.7 million in 1997. The 1999 increase resulted from favorable changes in working capital related primarily to differences in the timing of accrued expenses and higher income from continuing operations in 1999, adjusted for non-cash items.
     The Company invested $79.8 million in acquisitions and capital expenditures in 1999 and expects to invest between $25.0 and $30.0 million in 2000, inclusive of improvements to its management information systems. Acquisition expenditures consisted primarily of the acquisitions of PCO Services, Inc. and the commercial pest elimination business operations of PRISM, both subsidiaries of Johnson Wax Professional, and the acquisition of the pest control business operations of Redd Pest Control Company, Inc. See Note 3 to the accompanying consolidated financial statements for further discussion. Capital expenditures in 1999 consisted primarily of equipment replacements and upgrades and improvements to the Company's management information systems.
     A total of $6.1 million was paid in cash dividends in 1999. During the year, a total of $11.8 million was paid for repurchases of 718,900 shares, or 2.4%, of the Company's Common Stock. These repurchased shares were retired in 1999; an additional 881,100 shares may be repurchased under the current authorization. The capital expenditures, acquisitions, cash dividends and stock repurchases were primarily funded through existing cash balances, marketable securities and operating activities. The Company maintains a $40.0 million line of credit, which is available for future acquisitions and growth, if needed.
     In 1997 and 1998, Orkin and other pest control industry companies received letters from the Federal Trade Commission (FTC) advising of its investigation of the pest control industry - more specifically, the termite and moisture control practices of the industry - and requesting certain information voluntarily from the Company. Orkin has voluntarily provided the information requested and has advised the FTC of the Company's intention to continue to cooperate fully with this investigation. At this point in time, management does not believe this investigation will have a material effect upon its results of operations or financial condition. In addition, the Company is aggressively defending a class action lawsuit filed in Dothan, Alabama. For further discussion, see Note 9 to the accompanying consolidated financial statements.

FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the expected impact of the outcome of litigation arising in the ordinary course of business and the outcome of the Helen Cutler and Mary Lewin v. Orkin Exterminating Company., Inc., et al.
("Cutler") litigation on the Company's financial condition, results of operations and liquidity; the Company's potential for recurring revenue; and the Company's projected 2000 performance. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including, without limitation, the possibility of a court ruling against the Company in litigation or in the Cutler litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions; climate and weather trends; competitive factors and pricing practices; the failure of the Company or its major suppliers or customers to adequately address the Year 2000 programming issue; potential increases in labor costs; and changes in various government laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

consolidated statements of financial position
ROLLINS, INC. AND SUBSIDIARIES


At December 31, (In thousands except share data)                   1999                    1998
-------------------------------------------------------------------------------------------------
ASSETS
   Cash and Short-Term Investments                            $   5,689               $   1,244
   Marketable Securities                                         12,967                 110,229
   Trade Receivables, Net                                        44,878                  42,353
   Materials and Supplies                                        13,429                  13,335
   Deferred Income Taxes                                         19,644                  20,083
   Other Current Assets                                          11,142                  11,864
                                                             ------------------------------------

      Current Assets                                            107,749                 199,108

   Equipment and Property, Net                                   46,245                  35,466
   Goodwill and Other Intangible Assets                         112,024                  47,092
   Deferred Income Taxes                                         45,015                  44,369
   Other Assets                                                   1,907                   1,230
                                                             ------------------------------------
      Total Assets                                            $ 312,940               $ 327,265
                                                             ====================================

LIABILITIES
   Capital Lease Obligations                                  $   3,638               $   3,419
   Accounts Payable                                              15,275                  10,890
   Accrued Insurance                                             11,165                  18,348
   Accrued Payroll                                               23,100                  18,400
   Accrued Pension                                                6,523                   5,635
   Unearned Revenue                                              20,441                  15,210
   State Income Taxes Payable                                     6,295                   7,188
   Accrual for Termite Contracts                                 15,000                  25,800
   Other Expenses                                                10,004                  10,203
                                                             ------------------------------------

      Current Liabilities                                       111,441                 115,093

   Capital Lease Obligations                                      2,450                   6,090
   Accrued Insurance                                             43,745                  38,975
   Accrual for Termite Contracts                                 54,352                  66,350
   Long-Term Accrued Liabilities                                 29,162                  20,522
                                                             ------------------------------------
      Total Liabilities                                         241,150                 247,030
                                                             ------------------------------------
   Commitments and Contingencies

STOCKHOLDERS' EQUITY
   Common Stock, par value $1 per share; 99,500,000
      shares authorized;  29,881,402 and 30,488,741
      shares issued                                              29,881                  30,489
   Earnings Retained                                             41,909                  49,746
                                                             ------------------------------------
      Total Stockholders' Equity                                 71,790                  80,235
                                                             ------------------------------------
      Total Liabilities and Stockholders' Equity              $ 312,940               $ 327,265
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of income
ROLLINS, INC. AND SUBSIDIARIES


Years Ended December 31, (In thousands except per share data)      1999                    1998                    1997
-------------------------------------------------------------------------------------------------------------------------
REVENUES
   Customer Services                                          $ 586,639               $ 549,136               $ 538,639
                                                             ------------------------------------------------------------
COSTS AND EXPENSES
   Cost of Services Provided                                    341,487                 327,353                 362,161
   Depreciation and Amortization                                 13,433                  11,458                  10,712
   Provision for Termite Contracts                                    -                       -                 117,000
   Sales, General and Administrative                            223,235                 214,182                 225,356
   Interest Income                                               (3,048)                 (8,981)                 (7,588)
                                                             ------------------------------------------------------------
                                                                575,107                 544,012                 707,641
                                                             ------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING
   OPERATIONS BEFORE INCOME TAXES                                11,532                   5,124                (169,002)
                                                             ------------------------------------------------------------
PROVISION (BENEFIT) FOR INCOME TAXES
   Current                                                       (2,694)                 (4,937)                  6,021
   Deferred                                                       7,076                   6,884                 (70,242)
                                                             ------------------------------------------------------------
                                                                  4,382                   1,947                 (64,221)
                                                             ------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                          7,150                   3,177                (104,781)
                                                             ------------------------------------------------------------
DISCONTINUED OPERATIONS
   Operating Income, Less Income Tax Expense of $119                  -                       -                     192
   Gain on Disposal, Less Income Tax Expense of
      $2,090 and $70,214 in 1998 and 1997, Respectively               -                   3,410                 106,086
                                                             ------------------------------------------------------------
INCOME FROM DISCONTINUED OPERATIONS                                   -                   3,410                 106,278
                                                             ------------------------------------------------------------
NET INCOME                                                    $   7,150               $   6,587               $   1,497
                                                             ============================================================
EARNINGS (LOSS) PER SHARE
   Continuing Operations                                      $     .24               $     .10               $   (3.09)
   Discontinued Operations                                            -                     .11                    3.13
                                                             ------------------------------------------------------------
EARNINGS PER SHARE - BASIC AND DILUTED                        $     .24               $     .21               $     .04
-------------------------------------------------------------------------------------------------------------------------

consolidated statements of earnings retained
ROLLINS, INC. AND SUBSIDIARIES


Years Ended December 31, (In thousands except per share data)      1999                    1998                    1997
-------------------------------------------------------------------------------------------------------------------------
Balance at Beginning of Year                                  $  49,746               $ 112,365               $ 155,696
Net Income                                                        7,150                   6,587                   1,497
Cash Dividends                                                   (6,076)                (16,064)                (20,360)
Common Stock Purchased and Retired                              (11,076)                (53,429)                (24,733)
Common Stock Issued for Acquisition of Companies                  1,892                       -                       -
Other                                                               273                     287                     265
                                                             ------------------------------------------------------------
Balance at End of Year                                        $  41,909               $  49,746               $ 112,365
                                                             ============================================================
DIVIDENDS PER SHARE                                           $     .20               $     .50               $     .60
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows
ROLLINS, INC. AND SUBSIDIARIES


Years Ended December 31, (In thousands)                            1999                    1998                    1997
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net Income                                                 $   7,150               $   6,587               $   1,497
   Adjustments to Reconcile Net Income to Net Cash
      Provided by (Used in) Operating Activities:
         Provision for Termite Contracts                              -                       -                 117,000
         Provision for Self-Insurance Reserves                        -                       -                  15,000
         Provision for Bad Debts                                      -                       -                   8,000
         Depreciation and Amortization                           13,433                  11,458                  10,712
         Provision (Benefit) for Deferred Income Taxes            7,076                   8,974                 (69,228)
         Discontinued Operations, Net of Taxes                        -                  (3,410)               (106,278)
         Other, Net                                               1,471                   5,121                   7,169
   (Increase) Decrease in Assets:
         Trade Receivables                                        2,243                   7,087                   7,505
         Materials and Supplies                                   1,310                   1,719                  (3,388)
         Other Current Assets                                      (759)                  1,638                  (2,034)
         Other Non-Current Assets                                (6,611)                    520                  (2,330)
   Increase (Decrease) in Liabilities:
         Accounts Payable and Accrued Expenses                   (1,186)                (15,167)                 11,608
         Unearned Revenue                                         5,134                   1,379                   2,154
         Accrued Insurance                                       (2,413)                  5,220                   9,629
         Accrual for Termite Contracts                          (22,798)                (24,850)                      -
         Long-Term Accrued Liabilities                            4,112                  (6,955)                 (1,336)
                                                             ------------------------------------------------------------
   Net Cash Provided by (Used in) Operating Activities            8,162                    (679)                  5,680
                                                             ============================================================

INVESTING ACTIVITIES
   Purchases of Equipment and Property                          (18,818)                (10,402)                 (8,956)
   Net Cash Used for Acquisition of Companies                   (60,964)                 (3,517)                 (1,440)
   Net Proceeds from Sale of Discontinued Operations,
      Net of Current Taxes Paid                                       -                       -                 156,469
   Marketable Securities, Net                                    97,145                 (35,033)                  9,846
                                                             ------------------------------------------------------------
   Net Cash Provided by (Used in) Investing Activities           17,363                 (48,952)                155,919
                                                             ============================================================
FINANCING ACTIVITIES
   Dividends Paid                                                (6,076)                (16,064)                (20,360)
   Common Stock Purchased and Retired                           (11,795)                (56,195)                (26,083)
   Payments on Capital Leases                                    (3,421)                 (2,868)                 (2,521)
   Other                                                            212                     160                     300
                                                             ------------------------------------------------------------
   Net Cash Used in Financing Activities                        (21,080)                (74,967)                (48,664)
                                                             ============================================================

NET CASH PROVIDED BY DISCONTINUED OPERATIONS                          -                       -                     757
                                                             ------------------------------------------------------------
   Net Increase (Decrease) in Cash and Short-Term Investments     4,445                (124,598)                113,692
   Cash and Short-Term Investments at Beginning of Year           1,244                 125,842                  12,150
                                                             ------------------------------------------------------------
   Cash and Short-Term Investments at End of Year             $   5,689               $   1,244               $ 125,842
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements
Years Ended December 31, 1999, 1998 and 1997  ROLLINS, INC. AND SUBSIDIARIES


1. SIGNIFICANT ACCOUNTING POLICIES

Business Description - Rollins, Inc. (the Company) is a national service company with headquarters located in Atlanta, Georgia, providing pest and termite control services to both residential and commercial customers.

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

Equipment and Property - Depreciation and amortization, which includes the amortization of assets recorded under capital leases, are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, ten to forty years; and furniture, fixtures, and operating equipment, three to ten years. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred.

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

Advertising - Advertising expenses are charged to income during the year in which they are incurred. The total advertising costs were approximately $28.3 million in 1999 and $27.5 million for each of the years 1998 and 1997.

Income Taxes - The Company follows the practice of providing for income taxes based on SFAS 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns.

Earnings Per Share - In 1997, the Company adopted SFAS 128, "Earnings Per Share" (EPS), which requires companies to present basic EPS and diluted EPS. Basic EPS is computed on the basis of weighted-average shares outstanding. Diluted EPS is computed on the basis of weighted-average shares outstanding plus common stock options outstanding during the year which, if exercised, would have a dilutive effect on EPS. Basic and diluted EPS are the same for all years reported.

   A reconciliation of the number of weighted-average shares used in computing basic and diluted EPS is as follows:

(In thousands)                                1999           1998          1997
--------------------------------------------------------------------------------
 Basic EPS                                  30,325          31,973       33,896
 Effect of Dilutive
   Stock Options                                 7              30           28
                                           -------------------------------------
 Diluted EPS                                30,332          32,003       33,924
--------------------------------------------------------------------------------

Stock-Based Compensation - As permitted by SFAS 123, "Accounting for Stock-Based Compensation," the Company accounts for employee stock compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 10 to the consolidated financial statements for additional information.

Comprehensive Income - In 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. For the years ended December 31, 1999, 1998 and 1997, comprehensive income is not materially different from net notes to consolidated financial statements (continued)
Years Ended December 31, 1999, 1998 and 1997  ROLLINS, INC. AND SUBSIDIARIES

income and, as a result, the impact of SFAS 130 is not reflected in the Company's consolidated financial statements.

Reclassifications - Certain amounts for previous years have been reclassified to conform with the 1999 consolidated financial statement presentation.

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

   In the fourth quarter of 1997, a provision for termite contracts of $117.0 million was recorded related to the estimated costs of reinspections, reapplications, repair claims and associated labor, chemicals, and other costs incurred relative to termite work performed prior to December 31, 1997. These anticipated costs reflected the Company's response to current trends in the termite treatment area of its operations and the pest control industry. The provision was reflected in the 1997 Consolidated Statements of Income in the line item entitled Provision for Termite Contracts. The related liabilities at December 31, 1999 and 1998, reflecting the estimated costs incurred but as yet unpaid related to termite work performed prior to these dates, have been reflected in the Consolidated Statements of Financial Position in the line items entitled Accrual for Termite Contracts.

3. ACQUISITIONS AND JOINT VENTURE

On April 30, 1999, the Company and Johnson Wax Professional entered into a joint venture, Acurid Retail Services, L.L.C. (Acurid Retail), created to sell and provide pest elimination services to customers in the retail market and jointly contributed existing customers to the joint venture. The Company owns 50% of the joint venture, which is accounted for using the equity method. In addition, on April 30, 1999, the Company's wholly-owned subsidiary, Orkin Exterminating Company, Inc. (Orkin), acquired the remaining pest elimination business operations of PRISM, a subsidiary of Johnson Wax Professional, for approximately twenty-four million dollars. The acquisition was accounted for as a purchase with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in excess costs over net assets acquired of approximately sixteen million dollars which are being amortized over a life of twenty years using the straight-line method.

  On October 29, 1999, Orkin acquired PCO Services, Inc. (PCO), a subsidiary of Johnson Wax Professional. Orkin acquired all the shares of capital stock of PCO for approximately twenty-five million dollars. The acquisition was accounted for as a purchase with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in excess costs over net assets acquired of approximately five hundred thousand dollars which are being amortized over a life of twenty years using the straight-line method.

  On December 3, 1999, Orkin acquired the pest control business operations of Redd Pest Control Company, Inc. (Redd) for approximately thirteen million dollars, of which approximately seven million was paid in cash. Under the terms of the agreement, Orkin acquired all the pest control customers of Redd, together with certain assets. The acquisition was accounted for as a purchase with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in excess costs over net assets acquired of approximately eight million dollars which are being amortized over a life of twenty years using the straight-line method.

4. DISCONTINUED OPERATIONS

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

   The Company's results of operations for the year ended December 31, 1997 have been restated for the divestitures of the RPS business segment and the Lawn Care and Plantscaping divisions. The results of operations of these divested operations and the gains on their disposal have been reflected in the Consolidated Statements of Income in the section entitled Discontinued Operations.

   Summarized financial information for the discontinued operations is as follows:


(In thousands)                                                             1997
--------------------------------------------------------------------------------
Revenues                                                               $ 64,721
Income Before Income Taxes                                                  311
Net Income                                                                  192
Assets                                                                        -
Liabilities                                                                   -
Net Assets of  Discontinued Operations                                 $      -
--------------------------------------------------------------------------------

                                       16
notes to consolidated financial statements (continued)
Years Ended December 31, 1999, 1998 and 1997  ROLLINS, INC. AND SUBSIDIARIES

5. TRADE RECEIVABLES

Trade receivables, net, at December 31, 1999, totaling $44.9 million and at December 31, 1998, totaling $42.4 million are net of allowances for doubtful accounts of $4.9 million and $5.3 million, respectively. Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. These amounts were approximately $6.7 million and $9.0 million at the end of 1999 and 1998, respectively. The carrying amount of installment receivables approximates fair value because the interest rates approximate market rates.

6. EQUIPMENT AND PROPERTY

Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

(In thousands)                                        1999                 1998
--------------------------------------------------------------------------------
Buildings                                         $ 10,158             $  9,759
Operating Equipment                                 56,445               44,805
Furniture and Fixtures                              10,186                8,542
Computer Equipment Under
   Capital Leases                                    7,787                8,736
                                                 -------------------------------
                                                    84,576               71,842
Less - Accumulated
   Depreciation                                     41,912               39,704
                                                 -------------------------------
                                                    42,664               32,138
Land                                                 3,581                3,328
                                                 -------------------------------
                                                  $ 46,245             $ 35,466
--------------------------------------------------------------------------------

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of cost over net assets of businesses acquired and is stated at cost less accumulated amortization. Goodwill which arose from acquisitions prior to November 1970 is not being amortized for financial statement purposes, since, in the opinion of Management, there has been no decrease in the value of the acquired businesses. Goodwill arising from acquisitions since November 1970 is being amortized from fifteen to forty years.

   Other  intangible   assets  include   trademarks,   customer   contracts  and
non-compete agreements and are being amortized from three to twenty years.

8. INCOME TAXES

A  reconciliation  between taxes  computed at the  statutory  rate on the Income
(Loss) From Continuing Operations Before Income Taxes and the Provision (Benefit) for Income Taxes is as follows:

(In thousands)                                1999           1998          1997
--------------------------------------------------------------------------------
Federal Income Taxes
   at Statutory Rate                     $   4,036      $   1,595     $ (64,680)
State Income Taxes
   (Net of Federal Benefit)                    697            367           268
Other                                         (351)           (15)          191
                                        ----------------------------------------
                                         $   4,382      $   1,947     $ (64,221)
--------------------------------------------------------------------------------

     The Provision (Benefit) for Income Taxes was based on a 38.0% estimated effective income tax rate on Income (Loss) From Continuing Operations Before Income Taxes for the years ended December 31, 1999, 1998 and 1997. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state income taxes.

     During 1999, the Company paid income taxes of $662,000, net of refunds received. For 1998, the Company received a refund of income taxes of $2.4 million, net of payments. Income taxes remitted, related to both continuing and discontinued operations, were $85.2 million for the year ended December 31, 1997.

  Components of the net deferred income tax assets (liabilities) at December 31, 1999 and 1998 include:

(In thousands)                                        1999                 1998
--------------------------------------------------------------------------------
Termite Accrual                                   $ 34,322             $ 40,125
Insurance Reserves                                  35,035               31,909
Safe Harbor Lease                                   (9,847)             (11,449)
Other                                                5,149                3,867
                                                 -------------------------------
                                                  $ 64,659             $ 64,452
--------------------------------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES

The Company has capitalized lease obligations and several operating leases. The minimum lease payments under the capital leases and non-cancelable operating leases with terms in excess of one year, in effect at December 31, 1999, are summarized as follows:

                                                  Capitalized         Operating
(In thousands)                                         Leases            Leases
--------------------------------------------------------------------------------
2000                                                 $  3,918          $ 22,618
2001                                                    2,231            19,837
2002                                                      307            14,239
2003                                                        -             9,682
2004                                                        -             6,751
Thereafter                                                  -            34,390
                                                    ----------------------------
                                                     $  6,456          $107,517
                                                                      ==========
Amount Representing Interest                             (368)
                                                    ----------
Present Value of Obligations                            6,088
Portion Due Within One Year                            (3,638)
                                                    ----------
Long-Term Obligations                                $  2,450
--------------------------------------------------------------------------------

     Total rental expense under operating leases charged to operations was $25.6 million, $25.4 million and $23.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.

   The Company is aggressively defending a lawsuit filed in Dothan, Alabama, in which the plaintiffs seek compensatory damages for alleged breach of contract arising out of alleged missed or inadequate reinspections. The attorneys for the plaintiffs contend that the case is suitable for a class action and the court has ruled that the plaintiffs would be permitted to pursue a class action lawsuit against Orkin. The Company believes this notes to consolidated financial statements (continued)
Years Ended December 31, 1999, 1998 and 1997  ROLLINS, INC. AND SUBSIDIARIES

case to be without merit and intends to defend itself vigorously at trial. At this time, the final outcome of the litigation cannot be determined. However, it is the opinion of Management that the ultimate resolution of this action will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

  The Company is involved in other litigation matters incidental to its business. With respect to such other suits, Management does not believe the litigation in which it is involved will have a material effect upon its results of operations or financial condition.

10. EMPLOYEE BENEFIT PLANS

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

   The funded status of the Plan and the resulting accrued benefit liability are summarized as follows at December 31:

(In thousands)                                        1999                 1998
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit Obligation at Beginning of Year           $ 77,288             $ 66,908
Service Cost                                         4,379                3,611
Interest Cost                                        5,694                5,182
Actuarial (Gain) Loss                               (8,263)               4,258
Benefits Paid                                       (3,672)              (2,671)
                                                 -------------------------------
Benefit Obligation at End of Year                   75,426               77,288

CHANGE IN PLAN ASSETS
Fair Value of Plan Assets at
   Beginning of Year                                63,258               59,741
Actual Return on Plan Assets                         2,928                6,188
Employer Contribution                                4,000                    -
Benefits Paid                                       (3,672)              (2,671)
                                                 -------------------------------
Fair Value of Plan Assets at End of Year            66,514               63,258
                                                 -------------------------------
Funded Status                                       (8,912)             (14,030)
Unrecognized Net Actuarial Loss                      2,546                8,621
Unrecognized Prior Service Cost                       (157)                (226)
                                                 -------------------------------
Accrued Benefit Liability                         $ (6,523)            $ (5,635)
--------------------------------------------------------------------------------

Accrued benefit liabilities at December 31, 1999 and 1998 of $6.5 million and $5.6 million, respectively, have been reflected in the Consolidated Statements of Financial Position in the line item entitled Accrued Pension.

   The weighted-average assumptions as of December 31 were as follows:

(In thousands)                                1999           1998          1997
--------------------------------------------------------------------------------
Discount Rate                                  8.0%           7.0%          7.5%
Expected Return on Plan Assets                 9.5%           9.5%          9.5%
Rate of Compensation Increase                  5.0%           4.0%          4.5%
--------------------------------------------------------------------------------

   The components of net periodic benefit cost for the past three years are summarized as follows:

(In thousands)                                1999           1998          1997
--------------------------------------------------------------------------------
Service Cost                               $ 4,379        $ 3,611       $ 3,221
Interest Cost                                5,694          5,182         4,437
Expected Return on
   Plan Assets                              (5,751)        (5,269)       (5,007)
Net Amortizations:
   Amortization of Net Asset                     -              -          (575)
   Amortization of Net Loss                    634            203             -
   Amortization of Net
    Prior Service Cost                         (69)           (36)          (31)
                                         ---------------------------------------
Net Periodic Benefit Cost                 $  4,887        $ 3,691       $ 2,045
--------------------------------------------------------------------------------

  In 1998, the Company adopted SFAS 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." The 1997 amounts shown in the tables above have been restated in accordance with the disclosures required by SFAS 132.

   At December 31, 1999, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities. Included in the assets of the Plan were shares of Rollins, Inc. Common Stock with a market value of $4.5 million.

   The Company sponsors a deferred compensation 401(k) plan that is available to substantially all employees with six months of service. The charges to expense for the Company match were approximately $2.2 million in 1999, $1.5 million in 1998 and $1.7 million in 1997.

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

notes to consolidated financial statements (continued)
Years Ended December 31, 1999, 1998 and 1997  ROLLINS, INC. AND SUBSIDIARIES

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

(In thousands)                                1999           1998          1997
--------------------------------------------------------------------------------
Number of Shares Under
   Stock Options:
Outstanding at
   Beginning of Year                     1,144,620        359,785       300,132
Granted                                    874,000        890,000       197,600
Exercised                                     (246)        (3,550)       (7,657)
Cancelled                                 (252,200)      (101,615)     (130,290)
                                        ----------------------------------------
Outstanding at End of Year               1,766,174      1,144,620       359,785
Exercisable at End of Year                 263,834        106,960        80,405

Weighted-Average
   Exercise Price:
Granted                                    $ 16.31        $ 19.69       $ 19.25
Exercised                                    13.25          13.18         12.47
Cancelled                                    18.53          20.77         22.57
Outstanding at End of Year                   18.66          20.42         22.29
Exercisable at End of Year                   21.29          23.40         23.31
--------------------------------------------------------------------------------

   Information with respect to options outstanding and options exercisable at December 31, 1999 is as follows:


Exercise                  Number        Average Remaining                Number
Price                Outstanding         Contractual Life           Exercisable

 $12.25                    3,180              0.08 years                  3,180
  13.25                   11,494              1.08                       11,494
  19.08                    4,200              2.08                        4,200
  25.50                    2,900              3.08                        2,900
  28.38                   78,900              4.08                       57,900
  24.25                    4,000              5.08                        1,920
  20.88                   40,000              6.08                        9,360
  19.25                  117,000              7.08                       36,880
  19.69                  715,000              8.33                      136,000
  16.31                  789,500              9.08                            -
--------------------------------------------------------------------------------
                       1,766,174                                        263,834
--------------------------------------------------------------------------------

   The Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date of its stock options granted in 1999, 1998 and 1997 under SFAS 123 (See Note 1 to the consolidated financial statements), the Company's net income, as disclosed on the Consolidated Statements of Income, would have been reduced by approximately $1.2 million in 1999, $578,000 in 1998 and $103,000 in 1997. Earnings per share would have been reduced by $.04 in 1999 and $.02 in 1998, with no earnings per share effect in 1997.
   The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $4.30, $6.07 and $5.34, respectively, on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                              1999           1998          1997
--------------------------------------------------------------------------------
Risk-Free Interest Rate                       5.12%          6.04%         5.69%
Expected Life, in Years                          8              8             8
Expected Volatility                          21.30%         23.22%        18.55%
Expected Dividend Yield                       2.49%          2.37%         2.17%
--------------------------------------------------------------------------------

REPORT OF MANAGEMENT
To the Stockholders of Rollins, Inc.:

We have prepared the accompanying financial statements and related information included herein for the years ended December 31, 1999, 1998 and 1997. The opinion of Arthur Andersen LLP, the Company's independent public accountants, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles, appropriate in the circumstances, based on our best estimates and judgments and giving due consideration to materiality.

Rollins, Inc. maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent public accountants. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefit to be derived. We believe the Company's system provides this appropriate balance.

The Board of Directors pursues its review and oversight role for these financial statements through an Audit Committee composed of three outside directors. The Audit Committee's duties include recommending to the Board of Directors the appointment of an independent accounting firm to audit the financial statements of Rollins, Inc. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal auditors and independent public accountants and reviews the work of each to insure that their respective responsibilities are being carried out and to discuss related matters. Both the internal auditors and independent public accountants have direct access to the Audit Committee.

/s/ R. Randall Rollins                      /s/ Harry J. Cynkus
----------------------                      -------------------
R. Randall Rollins                          Harry J. Cynkus
Chairman of the Board and                   Chief Financial Officer
Chief Executive Officer                     and Treasurer

Atlanta, Georgia
February 16, 2000


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Directors and Stockholders of Rollins, Inc.:

We have audited the accompanying statements of financial position of Rollins, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998 and the related statements of income, earnings retained and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP

Atlanta, Georgia
February 16, 2000
directors, officers and stockholders' information

DIRECTORS
John W. Rollins
Chairman  of the Board and Chief Executive Officer of
Rollins Truck Leasing Corp. (vehicle leasing and trans-portation), Chairman of the Board of Dover Downs
Entertainment, Inc. (entertainment complex)

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

Wilton  Looney +
Honorary Chairman of the Board of Genuine Parts Company
(automotive parts distributor)

James B. Williams +
Chairman of the Executive Committee of SunTrust Banks,
Inc. (bank holding company)

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

OFFICERS
R. Randall Rollins
Chairman of the Board and Chief Executive Officer

Gary W. Rollins
President and Chief Operating Officer

Harry J. Cynkus
Chief Financial Officer and Treasurer

Michael W. Knottek
Vice President and Secretary

STOCKHOLDERS' INFORMATION
Annual Meeting
The Annual Meeting of the Stockhoolders will be held at 9:30 a.m. Tuesday, April 25, 2000, at the Company's corporate offices in Atlanta, Georgia.

Transfer Agent and Registar
For inquiries related to stock certificates, including
changes in address, lost certificates, dividends and tax
forms, please contact:
     SunTrust Bank
     Stock Transfer Department
     P.O. Box 4625
     Atlanta, GA  30302
     Telephone:1-800-568-3476

Stock Exchange Information
The Common Stock of the Company is listed on the New York and Pacific Stock Exchanges and traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL.

Dividend Reinvestment Plan
This Plan provides a simple, convenient and inexpensive way for stockholders to invest cash dividends in additional
Rollins, Inc. shares.  For further information, contact
SunTrust Bank, at the above address.

Form 10-K
The Company's annual report on form 10-K to the Securities and Exchange Commission provides certain additional information. Stockholders may obtain a copy by contacting the Chief Financial Officer at the Company's mailing address.

Corporate Offices
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia  30324

Mailing Address
Rollins, Inc.
P.O. Box 647
Atlanta, Georgia  30301

Telephone
(404) 888-2000

Design: Critt Graham + Associates, Atlanta/Boston
Printing: Corporate Printers, Cumming, GA