Form 10-K/A, Exhibit 13
period 2002-12-31
ROLLINS INC
filed 2003-05-02
CIK 84839

Exhibit 13

 FIVE-YEAR FINANCIAL SUMMARY

      Rollins, Inc. and Subsidiaries

      All earnings per share and dividends per share have been restated for the three-for-two stock split effective March 10, 2003 for all shares held on February 10, 2003.

       (In thousands except per share data)                2002            2001           2000             1999            1998
      ---------------------------------------------------------------------------------------------------------------------------

      OPERATIONS SUMMARY

          Revenues                                 $    665,425    $    649,925   $    646,878     $    584,098    $    546,632

          Income from Continuing

             Operations After Income Taxes               27,110          16,942          9,550            7,150           3,177

          Income From Discontinued

             Operations After Income Taxes                    -               -              -                -           3,410

          Net Income                               $     27,110    $     16,942   $      9,550     $      7,150    $      6,587

          Earnings Per Share - Basic and Diluted:

             Continuing Operations                         0.60            0.37           0.21             0.16            0.07

             Discontinued Operations                          -               -              -                -            0.07
                                                        -------------------------------------------------------------------------
             Net Income                                    0.60            0.37           0.21             0.16            0.14

          Dividends per Share                              0.13            0.13           0.13             0.13            0.33
      ---------------------------------------------------------------------------------------------------------------------------

      FINANCIAL POSITION

          Total Assets                             $    317,407    $    296,559   $    298,819     $    309,948    $    322,456

          Noncurrent Capital Lease Obligations                -               -            256            2,450           6,090

          Long-Term Debt                                  3,295           4,895          4,656            5,328               -

          Stockholders' Equity                           90,690          85,498         78,599           71,790          80,235

          Shares Outstanding at Year-End                 44,799          45,105         45,054           44,822          45,733
      ---------------------------------------------------------------------------------------------------------------------------